Exhibit 99.2

NOTICE OF
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON
August 31, 2011

AND

MANAGEMENT INFORMATION CIRCULAR

PETAQUILLA MINERALS LTD.
1780 - 400 Burrard Street,
Vancouver, British Columbia,
Canada V6C 3A6

Notice of Special Meeting of Shareholders
August 31, 2011

Notice is hereby given that the special meeting (the “Meeting”) of the holders of common shares of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) will be held at The Fairmont Waterfront, Nootka Room, 900 Canada Place Way, Vancouver, BC, Canada, on August 31, 2011, at 10:00 a.m. (Vancouver time) for the following purposes:

1. to consider and, if thought fit, to approve with or without variation, an ordinary resolution (the “Authorizing Resolution”) authorizing the issuance by the Company of such number of common shares in the capital of the Company (the “Shares”) as is necessary to complete the proposed acquisition by the Company of all of the outstanding securities of Iberian Resources Corp. (“Iberian”) (the “Acquisition”); and

2. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The full text of the Authorizing Resolution is set out in Appendix “A” to the Management Information Circular (the “Circular”) accompanying this Notice of Meeting.

The board of directors of the Company has fixed the close of business on July 27, 2011, as the record date for determining the holders of record of the Shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form to ensure that their Shares will be voted at the Meeting. If you hold your Shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia on this 2nd of August, 2011.

By Order of the Board of Directors
Petaquilla Minerals Ltd.

/s/ “Richard Fifer”
Richard Fifer
Director and Executive Chairman of the Board

			Page

STATEMENT REGARDING FORWARD-LOOKING INFORMATION	I	Reasons for the Recommendation of the Board of Directors	6
CURRENCY	I	Amalgamation Mechanics	7
INFORMATION CONCERNING IBERIAN RESOURCES CORP	I	Approvals Required for the Acquisition	9
SUMMARY OF MANAGEMENT INFORMATION CIRCULAR	II	THE CORPORATION UPON THE COMPLETION OF THE ACQUISITION	10
The Meeting	II	THE AMALGAMATION AGREEMENT	10
Parties to the Acquisition	II
Overview of the Acquisition	III	Conditions to the Amalgamation	10
Recommendations of the Board of Directors	III	Exclusivity Arrangements	11
		Representations and Warranties	11
Approvals Necessary for the Acquisition	III	Termination	12
		Governing Law	13
SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION	V	RISK FACTORS	13
GLOSSARY OF TERMS	VI	Risks Relating to the Acquisition	13
GENERAL PROXY MATTERS	1	Risks Relating to the Business of the Company	15
Solicitation of Proxies	1	Risks Relating to the Business of Iberian	15
Date, Time and Place	1
Purpose of the Meeting	1	DETAILED INFORMATION ABOUT IBERIAN	18
Voting Shares	1
Record Date	1	Corporate Structure	18
Principal Shareholders	2	Description of the Business	19
Appointment of Proxyholder	2	Dividends or Distributions	19
Revocation of Proxy	3	Selected Financial Information of Iberian	20
Voting of Proxies	4	Management’s Discussion and Analysis	20
PETAQUILLA MINERALS LTD	4
THE ACQUISITION OF IBERIAN	4	Consolidated Capitalization	20
Background	4	Prior Sales	20
Recommendation of the Board of Directors	6	Directors and Executive Officers	21

(continued)

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Circular contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to, among other things, Petaquilla’s intentions with respect to the Acquisition. All statements, other than statements of historical fact, are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of the Company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the Company’s ability to effect the Acquisition and other factors discussed in this Circular. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

CURRENCY

All currency amounts referred to in this Circular are expressed in United States dollars, unless otherwise indicated. All references to CDN$ in this Circular refer to Canadian dollars.

INFORMATION CONCERNING IBERIAN RESOURCES CORP.

Information pertaining to Iberian included or described in this Circular has been provided by or on behalf of Iberian. Iberian has reviewed this Circular and confirmed the accuracy and completeness of the information in respect of Iberian herein. Although the Company does not have any knowledge that would indicate that any such information is inaccurate or incomplete, the Company assumes no responsibility for the accuracy or completeness of such information, nor for the failure by Iberian to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to the Company. Where the information included in this Circular in relation to Iberian comprises forecasts, actual results may different from such forecasts due to the existence of risks and uncertainties, many of which are or may be outside of the control of Iberian and its management.

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SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

The following is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing in or referred to elsewhere in this Circular, including the Appendices and the documents incorporated by reference herein. Certain capitalized words and terms used in this summary and elsewhere in this Circular are defined in the “Glossary of Terms”.

The Meeting

Date, Time and Place

The Meeting is scheduled to be held at The Fairmont Waterfront, Nootka Room, 900 Canada Place Way, Vancouver, BC, Canada, on August 31, 2011, at 10:00 a.m. (Vancouver time).

Purpose of the Meeting

The purpose of the Meeting is to

1. consider and, if thought fit, to approve with or without variation the Authorizing Resolution authorizing the issuance by the Company of such number of Shares in the capital of the Company as is necessary to complete the Acquisition; and

2. transact such other business as may properly come before the Meeting or any adjournment thereof.

The full text of the Authorizing Resolution is set out in Appendix “A” to this Circular.

Voting Shares

As at July 27, 2011, the Company had 176,429,501 Shares outstanding, each carrying the right to one vote per share. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

Record Date

The Board of Directors has fixed July 27, 2011, as the Record Date for the purpose of determining holders of Shares entitled to receive notice of and to vote at the Meeting. Any holder of Shares of record at the close of business on the Record Date is entitled to vote the Shares registered in such shareholder’s name at that date on each matter to be acted upon at the Meeting.

Parties to the Acquisition

Petaquilla Minerals Ltd.

Petaquilla is a corporation organized pursuant to the laws of the Province of British Columbia, Canada, the outstanding shares of which are listed on the TSX under the trading symbol PTQ.

Petaquilla is engaged in the acquisition, exploration, management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. Petaquilla is currently active in the production of gold from the open pit mine at the Molejon gold project in the Republic of Panama, which achieved commercial production status on January 8, 2010, as well as the exploration of a number of adjacent mineral concessions in the Republic of Panama.

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Petaquilla’s registered office is located at 1780 - 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

Iberian Resources Corp.

Iberian is a private British Columbia company that owns 100% of the Lomero-Poyatos project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. Lomero-Poyatos is located about 85 kilometres west of Seville, in the north-east part of the Spanish/Portuguese (Iberian) Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates.

Overview of the Acquisition

The Acquisition will be completed by way of a three-cornered amalgamation which will be effected pursuant to the Amalgamation Agreement.

Under the Amalgamation Agreement, Iberian and PTQ Newco will amalgamate pursuant to the provisions of the BCA to form an amalgamated corporation named Iberian Resources Corp. As soon as practicable after all conditions to the Amalgamation have been satisfied or waived, Iberian and PTQ Newco shall jointly file, with the Registrar of Companies for British Columbia, the Amalgamation Application (a copy of which is attached as Schedule “A” to the Amalgamation Agreement attached hereto as Appendix “B”), including the notice of articles and any required affidavits pursuant to sections 275 and 277 of the BCA, and such other documents as may be required to give effect to the Amalgamation.

Initially up to 49,632,988 Shares are to be issued pursuant to the terms of the Amalgamation Agreement (including Shares required for Petaquilla to assume all of Iberian’s obligations under the Iberian Warrants and Iberian Options), but as explained under the heading “The Acquisition of Iberian – Amalgamation Mechanics – Shares to be held by Azuero”, the net effect of the Acquisition may ultimately result in up to 44,208,912 total additional Shares to be issued after completion of the Acquisition (including Shares required for Petaquilla to assume all of Iberian’s obligations under the Iberian Warrants and Iberian Options) as the Company understands that Vintage BVI will distribute the Shares it receives upon completion of the Acquisition to its shareholders, which at this time includes Azuero, and thereafter Azuero has advised the Company that it will consider distributing such Shares to its shareholders resulting in Petaquilla receiving 5,424,076 Shares. Petaquilla will cancel any Shares that it receives.

See “The Acquisition of Iberian – Amalgamation Mechanics”.

Recommendations of the Board of Directors

The Board of Directors has approved the terms of the Amalgamation Agreement and the Acquisition. The Board of Directors recommends that Shareholders vote in favour of the Authorizing Resolution. See “The Acquisition of Iberian – Recommendation of the Board of Directors”.

Approvals Necessary for the Acquisition

Regulatory Approval

On April 8, 2011, the Company provided notice to the TSX of the proposed share issuance of up to an aggregate of 49,632,988 Shares (which includes 5,424,076 Shares which may ultimately be cancelled), and requested conditional listing approval of such Shares. Conditional listing approval was granted on April 19, 2011, subject to the Company fulfilling certain customary conditions.

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Approvals of Petaquilla, Iberian and PTQ Newco Shareholders

The TSX requires that a listed issuer obtain the majority approval of its shareholders prior to completing an acquisition that will result in the issuance of more than 25% of its outstanding non-diluted securities.

As the maximum number of Shares to be issued as consideration for the Acquisition, including to assume all of Iberian’s obligations under the Iberian Warrants and Iberian Options, is approximately 49,632,988 or 28.1% of the number of Shares outstanding as at July 27, 2011, therefore the issuance of such Shares must be approved by not less than the majority of the votes cast by Shareholders present in person or by proxy at the Meeting.

The Amalgamation was approved by shareholders of Iberian by way of a unanimous written resolution and by Petaquilla as the sole shareholder of PTQ Newco.

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SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

Appendix “E” to this Circular contains the unaudited pro forma consolidated financial statements of Petaquilla as at February 28, 2011. The unaudited pro forma consolidated financial statements were prepared as if the Arrangement had occurred on February 28, 2011. Below is a summary of pro forma financial information for Petaquilla as at February 28, 2011, derived from such pro forma consolidated financial statements:

Pro forma Consolidated (US$)
Total Current Assets	15,881,827
Total Assets	140,288,566
Total Current Liabilities	37,572,623
Total Liabilities	96,523,844
Total Shareholders’ Equity	40,035,091

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GLOSSARY OF TERMS

In this Circular, the following terms shall have the meanings set forth below, unless otherwise indicated.

“Acquisition” means the proposed acquisition of all of the outstanding securities of Iberian by Petaquilla;

“Almada” means Almada Mining S.A., a corporation organized under the laws of Portugal;

“Amalco” means the amalgamated corporation created by the amalgamation of Iberian with PTQ Newco pursuant to the provisions of the BCA;

“Amalgamation” has the meaning ascribed thereto under “The Acquisition of Iberian – Amalgamation Mechanics”;

“Amalgamation Agreement” means the agreement dated May 18, 2011, among Petaquilla, Iberian and PTQ Newco;

“Amalgamation Application” has the meaning ascribed thereto under “The Acquisition of Iberian –Amalgamation Mechanics”;

“Authorizing Resolution” has the meaning ascribed thereto under “General Proxy Matters – Purpose of the Meeting”;

“Azuero” means Azuero Mining S.A., a corporation incorporated pursuant to the laws of the Republic of Panama;

“BCA” means the British Columbia Business Corporations Act S.B.C. 2002, c. 57;

“Behre Dolbear” means Behre Dolbear International Limited;

“Board of Directors” means the board of directors of the Company;

“Circular” means this management information circular dated August 2, 2011 and furnished in connection with the solicitation, by or on behalf of the management of Petaquilla of proxies to be used at the Meeting;

“Computershare” means Computershare Investor Services Inc.;

“CRI” means Corporacion de Recursos Iberia S.L., a corporation incorporated pursuant to the laws of Spain;

“Iberian” means Iberian Resources Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada;

“Iberian Option” means an outstanding option to purchase an Iberian Share, as it may be amended from time to time;

“Iberian Shares” means common shares in the capital of Iberian;

“Iberian Warrant” means an outstanding warrant entitling a person to acquire an Iberian Share upon the exercise thereof, as it may be amended from time to time;

“Meeting” means the Company’s special meeting of Shareholders to be held on August 31, 2011 or any adjournment thereof;

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“Petaquilla” or the “Company” means Petaquilla Minerals Ltd., a corporation organized pursuant to the laws of the Province of British Columbia, Canada;

“PTQ Newco” means Petaquilla Holdings Ltd., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada, and a wholly-owned subsidiary of Petaquilla;

“Record Date” means July 27, 2011;

“Registrar” means the Registrar of Companies for British Columbia;

“SCA” means Sulfuros Complejos Andalucia Mining S.L., a corporation organized under the laws of Spain;

“Share Exchange Agreement” has the meaning ascribed thereto under “Detailed Information about Iberian – Description of the Business”;

“Shareholder” means a holder of Shares;

“Shares” means common shares in the capital of Petaquilla;

“Technical Report” means the technical report prepared by Behre Dolbear titled “NI 43-101 Technical Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine in Andalusia, Spain” dated July 29, 2011, a summary of which has been reproduced in Appendix “F” attached hereto.

“TSX” means the Toronto Stock Exchange;

“Valuation Report” means the valuation report prepared by Behre Dolbear on the Lomero-Poyatos project as further described in “The Acquisition of Iberian – Background”.

“Vintage Amalgamation” has the meaning ascribed thereto under “Detailed Information about Iberian –Description of the Business”;

“Vintage BVI” means Vintage Mining (BVI) Corp., a corporation incorporated pursuant to the laws of the British Virgin Islands; and

“Vintage Canada” means Vintage Mining Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada.

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PETAQUILLA MINERALS LTD.

MANAGEMENT INFORMATION CIRCULAR FOR THE SPECIAL MEETING OF SHAREHOLDERS
August 31, 2011

GENERAL PROXY MATTERS

As a Shareholder of Petaquilla, it is very important that you read this information carefully and then vote your Shares either by proxy or voting instruction form or by attending the Meeting.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation, by or on behalf of the management of Petaquilla of proxies to be used at the Meeting or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation, or by the Company’s proxy solicitation agent, Kingsdale Shareholder Services Inc. Shareholders may contact Kingsdale toll free at 1-866-581-0510 or by email at contactus@kingsdaleshareholder.com. Shareholders outside of North America, banks and brokers should call collect at (416) 867-2272.

The cost of solicitation will be borne by the Company.

Date, Time and Place

The Meeting is scheduled to be held at The Fairmont Waterfront, Nootka Room, 900 Canada Place Way, Vancouver, BC, Canada, on August 31, 2011, at 10:00 a.m. (Vancouver time).

Purpose of the Meeting

The purpose of the Meeting is to:

1. consider and, if thought fit, to approve with or without variation, an ordinary resolution (the “Authorizing Resolution”) authorizing the issuance by the Company of such number of Shares in the capital of the Company as is necessary to complete the Acquisition; and

2. transact such other business as may properly come before the Meeting or any adjournment thereof.

The full text of the Authorizing Resolution is set out in Appendix “A” to this Circular.

Voting Shares

As at July 27, 2011, the Company had 176,429,501 Shares outstanding, each carrying the right to one vote per Share. A simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of the Authorizing Resolution.

Record Date

The Board of Directors has fixed July 27, 2011, as the Record Date for the purpose of determining holders of Shares entitled to receive notice of and to vote at the Meeting. Any holder of Shares of record at the close of business on the Record Date is entitled to vote the Shares registered in such shareholder’s name at that date on each matter to be acted upon at the Meeting.

Principal Shareholders

To the knowledge of the directors and executive officers of the Company, as at July 25, 2011, no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the voting rights attached to the outstanding Shares.

Appointment of Proxyholder

The person(s) designated by management of the Company in the enclosed form of proxy are directors or officers of the Company. Each Shareholder has the right to appoint as proxyholder a person or company (who need not be a Shareholder) other than the person(s) or company(ies) designated by management of the Company in the enclosed form of proxy to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

In the case of registered shareholders, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to the Secretary of the Company c/o Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number 1-866-249-7775. To be effective, a proxy must be received by Computershare Investor Services Inc. by not later than 10:00 a.m. (Vancouver time) on August 29, 2011, or, in the event the Meeting is adjourned or postponed, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting.

Non-Registered Holders of Shares

The information set forth in this section is of significant importance to many holders of Shares, as a substantial number of holders of Shares do not hold Shares in their own name. Holders of Shares who do not hold Shares in their own name, referred to in this Circular as “non-registered holders”, should note that only proxies deposited by Shareholders whose names appear on the records of the Company as of the Record Date can be recognized and acted upon at the Meeting. However, in many cases, Shares beneficially owned by a non-registered holders are either:

(a)

in the name of an intermediary that the non-registered holder deals with in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depositary, such as CDS Clearing and Depositary Services Inc. (“CDS”), of which the intermediary is a participant.

In accordance with Canadian securities laws, the Company has distributed copies of the Notice of Meeting, this Circular, and the proxy (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to those non-registered holders to whom the Company has not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as Broadridge Financial Solutions, Inc.) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

1. Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a proxy giving the right to attend and vote will be forwarded to the non-registered holder.

Or

2. Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete the proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder’s (or such other person’s) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance. If you require further assistance, please contact Kingsdale Shareholder Services Inc. toll free at 1-866-581-0510 or by email at contactus@kingsdaleshareholder.com. Shareholders outside of North America, banks and brokers should call collect at (416) 867-2272.

Revocation of Proxy

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, to or at the registered office of the Company at 1780 - 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6, at any time up to and including 10:00 a.m. (Vancouver time) on the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A Shareholder may also revoke a proxy in any other manner permitted by law.

Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

Voting of Proxies

On any ballot that may be called for, the Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted in accordance with the instructions given on the form of proxy, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such instructions, Shares will be voted FOR the matters identified in the accompanying Notice of Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

PETAQUILLA MINERALS LTD.

Petaquilla is a corporation organized under the laws of the Province of British Columbia, Canada, and its Shares are listed on the TSX under the trading symbol PTQ. The Company’s name was changed from Adrian Resources Ltd. to Petaquilla Minerals Ltd. on October 12, 2004.

Petaquilla’s registered office is located at 1780 - 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

Petaquilla is engaged in the acquisition, exploration, management and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited at a profit. Petaquilla is currently active in the production of gold from the open pit mine at the Molejon gold project in the Republic of Panama, which achieved commercial production status on January 8, 2010, as well as the exploration of a number of adjacent mineral concessions in the Republic of Panama.

THE ACQUISITION OF IBERIAN

Background

Given that Petaquilla’s mineral properties are mainly located in the Republic of Panama, management of the Company has been recently exploring and examining acquisition opportunities outside of the Republic of Panama in an effort to diversify its geopolitical risks. Due to relationships between the managements of Petaquilla and Iberian, Petaquilla became aware of the Iberian opportunity. Iberian is attractive to Petaquilla and fits with Petaquilla’s strategic plan given the location of Iberian’s assets and its resource prospects, and given the skills and Spanish speaking capabilities of Petaquilla management.

Behre Dolbear was retained by the directors of Petaquilla to recommend an appropriate value of the Lomero-Poyatos property, being Iberian’s principal asset, for the purpose of arriving at a fair basis for a transaction between Petaquilla and Iberian. In its indicative valuation of Lomero-Poyatos (the “Valuation Report”), Behre Dolbear concluded, subject to the assumptions and limitations contained therein, that the value assigned to the Lomero-Poyatos project should be US$53.5 million. The Valuation Report is included in the Technical Report, which is available for review under Petaquilla’s profile on SEDAR at www.sedar.com.

Iberian has advised Petaquilla of the following:

  Prior to Iberian successfully acquiring the Lomero-Poyatos concession from San Telmo Iberica Minera S.A. (“STIM”), Sigirya Capital PTY Limited (“Sigirya”) entered into a term sheet agreement (the “TS Agreement”) with Cambridge Mineral Resources pls (“CMR”) dated October 20, 2009, for the acquisition of mining rights in Lomero-Poyatos (leased by CMR’s subsidiary, Recursos Metalicos SL (“RMSL”)) and mining rights in Masa Valverde (owned by RMSL). When CMR was unable to deliver evidence of its concession title, this triggered a break- fee claim for US$750,000.

  Iberian then entered into an agreement with Sigirya to acquire the Lomero-Poyatos and Masa Valverde concessions, along with Sigirya’s rights under the TS Agreement, which included the break-fee claim. Iberian chose to pursue enforcement of the break-fee against CMR by filing a statutory claim in the United Kingdom on February 17, 2010.

  A court action was also initiated in Spain as a cautionary measure intended to secure assets of CMR to cover the break-fee should Iberian be successful in its claim in the United Kingdom. At the time, CMR’s only assets of value were its shares in RMSL, and the corresponding mining rights of RMSL. Iberian filed a claim for the cautionary measure on March 29, 2010.

  After commencing the claim for the cautionary measure, Iberian learned that RMSL’s mining rights were of little value. Namely, Iberian’s Spanish subsidiary, Corporacion de Recursos Iberia S.L. (“CRI”), had already acquired the mining rights in Lomero-Poyatos from STIM for US$616,444 in April 2010, the Spanish government had cancelled RMSL’s mining rights in Masa Valverde, and the remaining mining rights of RMSL were in areas of little interest to Iberian. Accordingly, Iberian decided that there was no value in continuing its statutory claim in the United Kingdom and instead adjourned proceedings in April 2010.

  The court case in Spain was delayed significantly because of difficulties encountered by the Spanish court in delivering the required notice to CMR. Given that the matter in the United Kingdom had already been adjourned, Iberian had no real interest in continuing the court case in Spain. The Spanish court case was finally heard on January 17, 2011. When the Spanish court learned of Iberian’s adjournment in the United Kingdom, it decided to similarly reject the request for a cautionary measure and issued its decision on January 24, 2011.

  Given that RMSL’s assets are of little value (consisting of only investigation permits far from Lomero-Poyatos and of little interest to Iberian), Iberian decided that there is no value in appealing the decision of the Spanish court or in reopening its case in the United Kingdom.

Petaquilla entered into negotiations with Iberian in November 2010. High level discussions subsequently took place along with technical, legal and financial due diligence by both parties, and on April 5, 2011, Petaquilla and Iberian executed a letter of intent with respect to a proposed transaction between the two companies. After further negotiations and due diligence by the parties, on May 18, 2011, the parties executed the Amalgamation Agreement.

Iberian is an exploration stage company that has various projects in the Iberian Pyrite Belt in the southwest of the Iberian Peninsula in both Spain and Portugal, the main property being the Lomero-Poyatos project. The Iberian Pyrite Belt contains one of the largest massive sulphide provinces in the world, and is the site of several currently working mines operated by other large mining players such as Lundin Mining Corporation and Inmet Mining Corporation. Spain has historically been a mining-friendly jurisdiction, and presents low sovereign risk as a member of the European Union. Iberian has also enjoyed support for its new projects from a cooperative regional government.

Iberian’s assets in the region range from significant metal resources capable of production in the near-term to properties with significant exploration potential. As such, Iberian presents a good balance of production and exploration potential. Iberian’s key asset, the Lomero-Poyatos property, is located about 85 kilometres west of Seville, Spain. Lomero-Poyatos is a poly-metallic, massive-sulphide deposit that is located in the northern limb of the San Telmo anticline, which is an east-west trending fold structure adjacent to a major thrust fault.

The location of the Lomero-Poyatos property provides access to excellent infrastructure and logistics. There are existing electric power lines within 1 km of the mine site and it is well serviced by paved highways to Seville, Huelva, Aracena and to several surrounding villages which represent potential sources of labour, accommodation and general services. Lomero-Poyatos is 3 km north-west of an existing railway line with an old spur line passing 750 metres to the south of Lomero-Poyatos and 60 km north-east of the port of Huelva. The proximity to highways, railway lines and the port gives Iberian a freight advantage to Europe.

The Company has recently become aware of certain claims made by third parties which suggest that the rights over the Lomero-Poyatos property are in dispute. The Company has conducted thorough due diligence on the title of the Lomero-Poyatos property, including obtaining an opinion of Spanish counsel which confirms that Iberian’s wholly-owned Spanish affiliate, CRI, has sole and exclusive ownership of the Lomero-Poyatos concessions and the exclusive right to exploit the mineral rights in connection therewith. Assertions made by any third party claiming rights in connection with these same Lomero-Poyatos concessions are, in the view of the Company, unfounded and wholly without merit.

Iberian has continued to work with the Spanish government agencies with respect to the Lomero-Poyatos concessions and on July 18, 2011, the Regional Counsel of Environment notified CRI that it had dispatched the Lomero-Poyatos Environmental Impact Study, as submitted by CRI, for a 30-day public consultation period. The consultation period must be satisfied in order for the Counsel of Environment to be in a position to provide its approval related to the united environmental authorization.

Recommendation of the Board of Directors

The Board of Directors has concluded that the Acquisition is in the best interests of Petaquilla and its Shareholders, and has approved the terms of the Amalgamation Agreement and the Acquisition. The Board of Directors recommends that Shareholders vote in favour of the Authorizing Resolution.

Reasons for the Recommendation of the Board of Directors

In the course of their evaluation of the Acquisition, the Board of Directors consulted with senior management of the Company and its advisors, and considered a numbered of factors including, among others, the following:

  Enhanced Portfolio of Mineral Properties. The Acquisition will enhance Petaquilla’s portfolio of operating mines with production growth prospects by adding significant development and exploration projects. The Acquisition will generate asset and geographic diversification benefits for Shareholders through the potential of multiple cash flow streams from future production in two separate regions of the world.

  Valuation Report. Subject to the assumptions and limitations contained therein, the Valuation Report prepared by Behre Dolbear and included in the Technical Report, provides a value for Iberian’s Lomero-Poyatos project of US$53.5 million.

  Conservative Valuation. While valuations are based on a variety of factors relating to specifics of the project and certain assumptions, the valuation of Iberian’s Lomero-Poyatos project provided by Behre Dolbear in the Valuation Report suggests a price per ounce of estimated mineral resources that, in the opinion of the Board of Directors, is below the per ounce price of estimated mineral resources used in other recent transactions in the market.

  Emergence as a Mid-Tier Gold Producer. With the Acquisition, Petaquilla believes that its enhanced portfolio of production and exploration prospects could help it emerge as a mid-tier gold producer.

  Geopolitical Diversification. The Acquisition will allow Petaquilla to achieve geopolitical diversification outside of the Republic of Panama and add assets in a region with a long history of mining, a cooperative regional government and established infrastructure.

  Shareholder Approval. Shareholders are being provided with the opportunity to vote upon the Acquisition.

Amalgamation Mechanics

The Acquisition is to be completed by way of a three-cornered amalgamation (the “Amalgamation”) which will be effected pursuant to the Amalgamation Agreement.

Pursuant to the terms of the Amalgamation Agreement, Iberian and PTQ Newco will amalgamate pursuant to the provisions of the BCA to form Amalco to be named Iberian Resources Corp. As soon as practicable after all conditions to the Amalgamation have been satisfied or waived, Iberian and PTQ Newco shall jointly file with the Registrar the amalgamation application (the “Amalgamation Application”, a copy of which is attached as Schedule “A” to the Amalgamation Agreement attached hereto as Appendix “B”), including the notice of articles and any required affidavits pursuant to the provisions of the BCA, and such other documents as may be required to give effect to the Amalgamation.

Initially up to 49,632,988 Shares are to be issued pursuant to the terms of the Amalgamation Agreement (including Shares required for Petaquilla to assume all of Iberian’s obligations under the Iberian Warrants and Iberian Options), but as explained below under the heading “– Shares to be held by Azuero”, the net effect of the Acquisition may ultimately result in up to 44,208,912 total additional Shares to be issued after completion of the Acquisition (including Shares required for Petaquilla to assume all of Iberian’s obligations under the Iberian Warrants and Iberian Options) as the Company understands that Vintage BVI will distribute the Shares it receives upon completion of the Acquisition to its shareholders, which at this time includes Azuero, and thereafter Azuero has advised the Company that it will consider distributing such Shares to its shareholders resulting in Petaquilla receiving 5,424,076 Shares. Petaquilla will cancel any Shares that it receives.

Acquisition of Iberian Shares

Pursuant to the Amalgamation Agreement, after the filing of the Amalgamation Application and the issuance of a certificate of amalgamation by the Registrar thereafter, each Iberian Share will be exchanged for 1.3 Shares. No fractional Shares will be issued and the total number of Shares that any shareholder of Iberian will be entitled to receive will be rounded down to the nearest whole number.

Iberian Warrants

Pursuant to the Amalgamation Agreement, after the filing of the Amalgamation Application and the issuance of a certificate of amalgamation by the Registrar thereafter, a holder of an Iberian Warrant, other than a holder who is an insider of Iberian, shall be entitled to receive 1.3 Shares upon exercise of each Iberian Warrant.

Pursuant to the Amalgamation Agreement and with the consent of the only holder of Iberian Warrants (the “Insider’s Warrants”) who is an insider of Iberian, Iberian amended the terms of the Insider’s Warrants on May 18, 2011, to provide that the Insider’s Warrants shall entitle the holder to receive, after the filing of the Amalgamation Application and the issuance of a certificate of amalgamation by the Registrar thereafter, 1 Share for each Iberian Warrant exercised. All other terms of the Insider’s Warrants remained the same, including the exercise price. Richard Fifer, through Gold Consulting, S.A., is the Iberian insider who holds the Insider’s Warrants. Richard Fifer is a member of the board of directors and the Chief Executive Officer of Iberian, and Executive Chairman of Petaquilla.

As of the date hereof, there are 1,511,248 Iberian Warrants outstanding, each of which is exercisable for one Iberian Share at an exercise price in the range of US$0.14 to US$0.60 per Iberian Share. Each Iberian Warrant (other than the Insider’s Warrants), being 430,576 Iberian Warrants, shall entitle the holders to receive 1.3 Shares or an aggregate of 559,748 Shares and each Insider’s Warrant, being 1,080,672 Iberian Warrants, will entitle the holder to receive 1 Share for each Iberian Warrant after the filing of the Amalgamation Application and the issuance of a certificate of amalgamation by the Registrar. As a result, the maximum number of Shares issuable upon the exercise of Iberian Warrants pursuant to the Amalgamation Agreement is 1,640,420 Shares (subject to customary anti-dilution adjustments). No fractional Shares will be issued and the total number of Shares that any holder of Iberian Warrants will be entitled to receive upon the exercise thereof will be rounded down to the nearest whole number.

Iberian Options

Pursuant to the Amalgamation Agreement, Iberian, with the consent of each holder of Iberian Options, amended the terms of the Iberian Options on May 18, 2011, to provide that the options previously entitling a person to acquire an Iberian Share shall entitle the holders thereof to acquire, after the filing of the Amalgamation Application and the issuance of a certificate of amalgamation by the Registrar thereafter, one Share. All other terms of the Iberian Options remained the same, including the exercise price.

As of the date hereof, there are 3,357,313 Iberian Options outstanding, each of which is exercisable for one Iberian Share at an exercise price in the range of CDN$0.10 to US$0.60 per Iberian Share. The maximum number of Shares issuable upon the exercise of Iberian Options pursuant to the Amalgamation Agreement is 3,357,313 Shares (subject to customary anti-dilution adjustments). All of the Iberian Options are held by insiders of Iberian and, with the exception of Pascual Montañés, Pedro Pablo Permuy and Oriol Propser who hold an aggregate of 1,112,688 Iberian Options, all such insiders of Iberian are also insiders of Petaquilla.

Issuance of Amalco Shares

Pursuant to the terms of the Amalgamation Agreement, Amalco will issue to Petaquilla one common share of Amalco in exchange for the one issued and outstanding common share of PTQ Newco held by Petaquilla prior to the Amalgamation. Further, Amalco will issue to Petaquilla one common share of Amalco for each Share issued to Iberian securityholders in exchange for Iberian securities acquired under the terms of the Amalgamation Agreement.

Shares to be held by Azuero

Prior to the Vintage Amalgamation, Petaquilla held a 49% interest in Azuero which in turn owned all of the issued and outstanding shares of Vintage BVI, a shareholder of Vintage Canada. Pursuant to the Vintage Amalgamation, Vintage BVI received shares of Iberian. Following the Vintage Amalgamation, Petaquilla continues to hold a 49% interest in Azuero, which in turn holds a 24.8% interest in Iberian through Vintage BVI.

Immediately after the Amalgamation, the Company understands that Vintage BVI will distribute the Shares that it receives upon closing of the Acquisition to its shareholders, in which case Azuero will hold 11,069,543 Shares. Although it is permissible pursuant to the provisions of the BCA for Azuero to hold shares in its parent corporation Petaquilla, if Vintage BVI distributes the Shares to its shareholders, Azuero has advised that it will consider thereafter distributing such Shares to its shareholders, resulting in Petaquilla receiving 5,424,076 Shares. Petaquilla will cancel any such Shares that it receives.

Approvals Required for the Acquisition

Stock Exchange Approval

On April 8, 2011, the Company provided notice to the TSX of the proposed share issuance of up to an aggregate of 49,632,988 Shares (including Shares required for Petaquilla to assume all of Iberian’s obligations under the Iberian Warrants and Iberian Options and including the 5,424,076 Shares which may ultimately be cancelled as described above under “– Amalgamation Mechanics – Shares to be held by Azuero”), and requested conditional listing approval of such shares. Conditional listing approval was granted on April 19, 2011, subject to the Company fulfilling certain customary conditions.

Shareholder Approval

The TSX requires that a listed issuer obtain the majority approval of its shareholders prior to completing an acquisition that will result in the issuance of more than 25% of its outstanding non-diluted securities.

As the maximum number of Shares to be issued as consideration for the Acquisition, including to assume all of Iberian’s obligations under the Iberian Warrants and Iberian Options, is approximately 49,632,988 or 28.1% of the number of Shares outstanding as at July 27, 2011, the issuance of such Shares must be approved by not less than the majority of the votes cast by Shareholders present in person or by proxy at the Meeting.

The Amalgamation has been approved by shareholders of Iberian by way of a unanimous written resolution and by Petaquilla as the sole shareholder of PTQ Newco.

THE CORPORATION UPON THE COMPLETION OF THE ACQUISITION

Upon the completion of the Acquisition, Petaquilla will own all of the issued and outstanding shares of Iberian. The following is the organizational chart of Petaquilla upon the completion of the Acquisition:

Note: For purposes of Iberian Investors’ 20% ownership interest in Petaquilla Minerals Ltd., Iberian Investors includes the ownership interests of Fundacion CC (Panama) and Fundacion Celina (Panama).

THE AMALGAMATION AGREEMENT

The Company, PTQ Newco and Iberian entered into the Amalgamation Agreement on May 18, 2011. The following is a summary of certain provisions of the Amalgamation Agreement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amalgamation Agreement attached hereto as Appendix ‘‘B’’. Shareholders are urged to read the Amalgamation Agreement carefully and in its entirety because it, and not this description or this Circular, is the legal document that governs the Amalgamation.

Certain capitalized words and terms used in this section and not defined in this Circular shall have the meanings ascribed thereto in the Amalgamation Agreement.

Conditions to the Amalgamation

Among other things, the Amalgamation Agreement provides that closing of the Amalgamation is subject to the following:

(a)
the conditional approval by the TSX for the listing on the TSX of Shares to be issued in connection with the Amalgamation, and if required, acceptance of notice for filing of all transactions of Petaquilla necessary to complete the Amalgamation;

(b)	the absence of any actions, suits, proceedings, objections or opposition under any law or before any governmental entity or regulatory authority that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Amalgamation in accordance with the terms of the Amalgamation Agreement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Amalgamation that has a Material Adverse Effect on Petaquilla or Iberian;

(c)
the obtaining of all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any governmental entity and all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments;

(d)	all representations and warranties made by Petaquilla and Iberian respectively in the Amalgamation Agreement shall be true and correct in all material respects as of the applicable date;

(e)
none of Petaquilla or its subsidiaries, or Iberian, shall have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, a Material Adverse Effect on Petaquilla or Iberian respectively;

(f)	the adoption of all necessary resolutions and all other necessary corporate actions by the directors of Petaquilla and Iberian respectively to permit the consummation of the Amalgamation; and

(g)	the adoption of all necessary resolutions by the shareholders of Petaquilla and Iberian respectively to permit the consummation of the Amalgamation.

Exclusivity Arrangements

From the date of the Amalgamation Agreement to completion of the Amalgamation or termination of the Amalgamation Agreement, Iberian has agreed to deal exclusively with Petaquilla in connection with the Amalgamation and it is not to, directly or indirectly, make, solicit, initiate or encourage enquiries from, or the submission of proposals or offers from, or continue any existing solicitations, discussions, negotiations, encouragement or activity with, any other person, corporation, partnership or other business organization whatsoever relating, directly or indirectly, to (i) any acquisition or purchase of all or a substantial part of the issued shares of Iberian or any of Iberian’s subsidiaries, (ii) any acquisition or purchase of unissued shares of Iberian or any of Iberian’s subsidiaries, (iii) any acquisition or purchase of all or a material portion of the assets of Iberian or any of Iberian’s subsidiaries, including any of the material assets relating to its mining assets, (iv) any merger, amalgamation or other business combination involving Iberian or any of Iberian’s subsidiaries with or into any other person, corporation, partnership or other business organization, (v) any liquidation, dissolution or recapitalization involving Iberian or any of Iberian’s subsidiaries, or (vi) any other similar transaction, or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person, directly or indirectly, to do or seek to do any of the foregoing.

Representations and Warranties

The Amalgamation Agreement contains a number of customary representations and warranties of the Company and Iberian relating to, among other things:

(a)	corporate organization, status and capacity;

(b)	corporate authorization and enforceability of the Amalgamation Agreement;

(c)	the absence of any default that is material to the conduct of the business of each party;

(d)	the absence of material litigation or arbitration proceedings and an absence of facts likely to give rise to such proceedings;

(e)	licences, mining rights and title to assets held by each party;

(f)	compliance with environmental laws;

(g)
the accuracy of information included in previously provided disclosure materials, and that all forecasts, estimates, projections, budgets, statements of opinion or statements of intention previously disclosed were based on reasonable assumptions, prepared in good faith with due skill and care;

(h)	the accurate disclosure of current capitalization;

(i)	that all information yet to be provided or disclosed for a purpose related to the Amalgamation will be prepared and provided in good faith; and

(j)	the accuracy and completeness of financial statements and compliance with all continuous disclosure requirements.

Both the Company and Iberian have acknowledged in the Amalgamation Agreement that the other party is relying on their representations and warranties in connection with entering into the Amalgamation Agreement and agreeing to complete the Amalgamation. The Amalgamation Agreement provides that each party will promptly advise the other in writing if it becomes aware of any fact, matter or circumstance which constitutes or may constitute a breach of any of the representations or warranties given by it.

Termination

The Amalgamation Agreement may be terminated at any time prior to the issuance of a Certificate of Amalgamation:

(a)	by mutual agreement of the parties;

(b)
if the effective date of the Amalgamation as set forth in the Certificate of Amalgamation issued by the Registrar upon receipt of the Amalgamation Application does not occur on or before the deadline to complete the Amalgamation agreement as set out in the Amalgamation Agreement; or

(c)
if any of the conditions to the closing of the Amalgamation shall not be fulfilled or performed in accordance with the Amalgamation Agreement, by any party entitled to the benefit of such condition or conditions.

In the event of any such termination each party will be released, remised and forever discharged in respect of any and all of its obligations, claims and liabilities arising in respect of the Amalgamation Agreement.

Governing Law

The Amalgamation Agreement is governed by, and is to be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

RISK FACTORS

In addition to the other information contained in or expressly incorporated by reference in this Circular (including the risk factors applicable to the Company contained under the heading “Risk Factors” in the Company’s annual report for the fiscal year ended May 31, 2010, such risk factors being incorporated herein by reference), the following factors should be considered carefully when considering risks related to the Acquisition. These risks and uncertainties are not the only ones that the Company and Iberian may face nor do they include all risks and uncertainties associated with the Acquisition. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also exist. If any of such risks actually occur, the Company’s business, prospects, financial condition, cash flows and operating results could be materially adversely affected.

Risks Relating to the Acquisition

Failure to complete the Acquisition could negatively impact the market price of the Shares and future business and financial results of the Company.

Pursuant to the Amalgamation Agreement, and as described herein, there are a number of important conditions that must be satisfied before the Acquisition can be completed.

If the Acquisition is not completed for any reason, the Company’s ongoing business and financial results may be adversely affected. In addition, if the Acquisition is not completed, the Company will be subject to a number of additional risks, including the risk that the price of the Shares may decline to the extent that the current market price of the Shares reflects a market assumption that the Acquisition will be completed and that the related benefits will be realized, or as a result of the market’s perceptions that the Acquisition was not consummated due to an adverse change in the Company’s business or financial condition. Whether or not the Acquisition is completed, the pending Acquisition could adversely affect the Company’s operations because:

(a)
matters relating to the Acquisition require substantial commitments of time and resources by the Company’s management and employees, whether or not the Acquisition is completed, which could otherwise have been devoted to other opportunities that may have been beneficial to the Company;

(b)
the Company’s ability to attract new employees and consultants and retain its existing employees and consultants may be harmed by uncertainties associated with the Acquisition, and the Company may be required to incur substantial costs to recruit replacements for lost personnel or consultants; and

(c)
shareholder lawsuits could be filed against the Company challenging the Acquisition. If this occurs, even if the lawsuits are groundless and the Company ultimately prevails, it may incur substantial legal fees and expenses defending these lawsuits, and the Acquisition may be prevented or delayed.

The Company cannot guarantee when, or whether, the Acquisition will be completed, that there will not be a delay in the completion of the Acquisition or that all or any of the anticipated benefits of the Acquisition will be obtained. If the Acquisition is not completed or is delayed, the Company may experience the risks discussed above which may adversely affect the Company’s business, financial results and share price.

Actual results may be less favourable than estimates.

The level of production and capital and operating cost estimates relating to the mineral projects of Iberian, which are used in establishing estimated resources for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the mineral projects will differ from current estimates and assumptions, and these differences may be material. For example, the Lomero-Poyatos deposit is still at the exploration stage and the mineral resource estimate is based on relatively wide-spaced drilling. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, Iberian’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The issuance of Shares may cause the market price of Shares to decrease.

As part of the Acquisition, Shares will be issued to Iberian Shareholders, and may be issued to current holders of Iberian Warrants and Iberian Options upon the exercise thereof. The issuance of these Shares could depress the market price of the Shares.

If the Acquisition is completed, current Shareholders will experience immediate dilution as a consequence of the issuance of Shares, and may experience reduced influence on the management of the Company.

Current Shareholders will experience immediate dilution of their Shares if the Acquisition is completed, and such dilution may be significant. Further dilution may occur if Petaquilla chooses to acquire businesses in the future and to pay for such acquisitions by the issuance of Shares. Following the Acquisition, if consummated, current Shareholders would hold, in the aggregate, approximately 80% of the issued and outstanding Shares and current shareholders of Iberian as at the effective time of the Acquisition would hold, in the aggregate, approximately 20% of the issued and outstanding Shares (based on the number of Shares outstanding as of July 27, 2011).

If the Acquisition is completed, the influence of current Shareholders on management of the combined company will be reduced. Nevertheless, the Company does not expect that any changes will be made to the composition of the Board of Directors after completion of the Acquisition.

The Company will incur significant costs in connection with the Acquisition, some of which will be incurred even if the Acquisition is never completed.

The Company expects that it will be obligated to pay fees and other expenses related to the Acquisition, including financial advisors’ fees, filing fees, legal and accounting fees, soliciting fees, regulatory fees and mailing costs. A significant portion of these fees and expenses will be incurred even if the Company does not complete the Acquisition.

In addition, Iberian will require approximately an additional €13 million in order to complete the Lomero-Poyatos pre-feasibility study (including costs of drilling, metallurgy testing, process and engineering design). If the Acquisition is completed, and due to the fact that Iberian does not currently generate cash flow, these costs will be funded by the Company out of the Company’s cash flows which are generated from the Molejon gold project.

Risks Relating to the Business of the Company

For a discussion of the risks associated with the Company please refer to the section in the Company’s latest annual report, incorporated by reference herein, entitled “Risk Factors”.

Risks Relating to the Business of Iberian

Iberian will require significant capital expenditures to continue exploration and development activities, and, if warranted, to develop new mining operations.

Upon the completion of the Acquisition, substantial expenditures will be required to continue with exploration at, and develop, the Iberian properties. In order to explore and develop these projects and properties, the combined company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies. Iberian will require approximately an additional €13 million in order to complete the Lomero-Poyatos pre-feasibility study (including costs of drilling, metallurgy, process and engineer design).

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of gold. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Iberian is not yet in production and expects to incur further costs in the development of its business. In addition, Iberian has limited financial resources and there is no assurance that Iberian will be able to generate funds from operation or to obtain sufficient financing in the future on terms acceptable to it or at all.

Should Iberian fail to achieve profitability or, if necessary, raise sufficient capital to sustain operations, Iberian may be forced to suspend operations and possibly even liquidate assets and wind-up and dissolve the company.

The restart of mining operations at the Lomero-Poyatos project can only proceed following receipt of various regulatory approvals.

The restart of mining operations at the Lomero-Poyatos project can only proceed following receipt of various regulatory approvals. The principal regulatory approvals required are: (i) the approval by the Junta de Andalucía of the transfer of mineral rights to CRI; (ii) the approval of the exploitation project and rehabilitation plans; and (iii) the approval of the Sole Environmental Authorization.

In order to obtain such approvals, CRI has submitted a request to the Autonomous Community government in Spain for authorization of the transfer of mineral rights for the development of the Lomero-Poyatos mine. In order to ensure compliance with government regulations and procedures and to expedite the approval of mineral rights, CRI has commissioned a number of leading Spanish consultancies that have performed the various studies required in order to meet the requirements already filed with the Administration. The selection of these Spanish consultancies was based on their professional reputation and their experience working in the area. CRI has acquired the surface land necessary for the exploitation of the resources. The process for compulsory acquisition of additional surface land rights is formal and may take up to 2 years to complete.

The granting, renewal and continued effectiveness of such approvals and permits are, as a practical matter, subject to the discretion of the applicable government or governmental officials in the assessment of the financial and technical documentation. No assurance can be given that Iberian will be successful in obtaining any or all of the various approvals, agreements, licenses or permits. Based on our experience, the Administration has only cancelled approvals in exceptional cases when resources have not been exploited for a long period of time.

There can be no certainty that Iberian’s exploration and development activities will be commercially successful.

Substantial efforts and compliance with regulatory requirements are required to establish ore reserves through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

The Iberian properties could be subject to regulatory risks which could expose Iberian to significant liability and delay, suspension or termination of exploration and development efforts.

In Spain, mining is subject to national, regional and local regulations (including environmental regulation) which mandate, among other things, the maintenance of air and water quality as well as land reclamation. Certain environmental regulations may also impose limitations on the generation, transportation, storage and disposal of certain types of mining-generated waste. Current environmental legislation and regulation is evolving, requiring stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Any future changes in environmental regulation, if any, may adversely affect the operations of the combined company, make those operations prohibitively expensive, or (unexpected at this time) prohibit them altogether.

It is also important to note that environmental hazards may exist on the properties in which the Company may hold interests in the future that are unknown to Iberian at the present and that have been caused by Iberian, previous owners or operators, or that may have occurred naturally. These potential environmental matters concerning the mining properties of Iberian may cause the Company to be liable for remediating any damage that Iberian or a previous operator may have caused. The liability could include response costs as well as the payment of certain fines and penalties.

Estimated resource figures pertaining to Iberian’s properties are only estimates and are subject to revision based on developing information.

Information pertaining to Iberian’s mineral reserves and mineral resources presented in this Circular, including such information as it pertains to the Lomero-Poyatos property, are compliant estimates but no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and mining feasibility studies. Actual mineralization may be different from that estimated. In addition, Lomero-Poyatos deposit is still at the exploration stage and the mineral resource estimate is based on relatively wide-spaced drilling. Mineral estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimated resources attributable to any specific property of Iberian are based on accepted geological, engineering and evaluation principles. The estimated amount of contained metals in estimated resources does not necessarily represent an estimate of a fair market value of the evaluated properties.

Mineral Resources may not be Feasible.

There is a risk that feasibility studies may not return positive results on any Iberian mineral resources, including the Lomero-Poyatos mineral resource, and even if they do, there is the risk that the development of the deposits will not be economic, completed on schedule, or that the construction cost may exceed the budget, or that significant problems in commissioning the mines may arise.

Potential litigation relating to the Lomero-Poyatos property could impact future business and financial results.

A third party has made claims in respect of certain rights over the Lomero-Poyatos property. The Company has conducted thorough due diligence on the title of the Lomero-Poyatos property, including obtaining an opinion of Spanish counsel which confirms that CRI has sole and exclusive ownership of the Lomero-Poyatos concessions and the exclusive right to exploit the mineral rights in connection therewith (see “The Acquisition of Iberian – Background”). Even though in the view of the Company’s management such claims are unfounded and wholly without merit, substantial commitments of time and resources by the Company’s management and employees may be required to defend such claims. The Company may incur substantial legal fees and expenses in connection therewith, and the Acquisition may be delayed as a result.

Dependence on Limited Mining Properties.

The Lomero-Poyatos property is Iberian’s only material mineral property. Any adverse development affecting the exploration of Lomero-Poyatos such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing agreements on commercially suitable terms, may have a material adverse effect on Iberian’s financial performance and results of operations.

Uninsured Risks.

Iberian’s exploration of its mineral properties contains certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against these risks. Should events such as these arise, they could reduce or eliminate

Iberian’s assets and shareholder equity as well as result in increased costs and a decline in the value of Iberian’s securities.

Competition.

Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, Iberian may be unable to acquire rights to exploit additional attractive mining properties on terms it considers appropriate. Accordingly, there can be no assurance that Iberian will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If Iberian is not able to acquire such interests, this could have an adverse impact on future cash flows, earnings, results of operations and financial condition.

Need for Additional Mineral Reserves.

Given that mines have limited lives based on proven and probable mineral reserves, Iberian will be required to continually replace and expand its mineral reserves. Iberian’s ability to maintain or increase its annual production of minerals in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

Dependence on Key Executives and Personnel.

Iberian’s development and future potential are dependent upon the continued services and performance of its senior management and other key personnel. The loss of the services of any of the senior management or key personnel may have an adverse impact on Iberian. There is significant demand for management and employees skilled in the areas of exploration, development, production and acquisition of mineral reserves, and Iberian may not be able to attract or retain qualified individuals, or its key personnel, in the future.

DETAILED INFORMATION ABOUT IBERIAN

Corporate Structure

Iberian Resources Corp. was incorporated under the BCA on November 17, 2009. The registered office of Iberian is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada.

Following the Vintage Amalgamation, Iberian has three wholly-owned subsidiaries: Sulfuros Complejos Andalucia Mining S.L. (a corporation organized under the laws of Spain), Almada Mining S.A. (a corporation organized under the laws of Portugal) and Corporacion Recursos Iberia S.L. (a corporation organized under the laws of Spain).

The authorized share capital of SCA consists of one class of participations. Iberian holds all of the 3,006 participations that are issued and outstanding.

The authorized share capital of Almada consists of one class of common shares. Iberian holds all of the 50,000 common shares that are issued and outstanding.

The authorized capital of CRI consists of one class of participations. Iberian holds all 1,000,000 participations issued, paid and outstanding.

Description of the Business

Iberian is an exploration stage company that is engaged principally in the acquisition, exploration and development of resource properties. Iberian has various projects in the Iberian Pyrite Belt in the southwest of the Iberian Peninsula, in both Spain and Portugal. Iberian’s assets in the region range from significant metal resources capable of production in the near-term to properties with significant exploration potential. Iberian owns various mineral concessions and holds interests under various mineral applications through its wholly-owned Spanish subsidiary CRI, including its most significant asset, the Lomero-Poyatos property.

Iberian, Vintage Canada and the shareholders of Vintage Canada entered into a share exchange agreement dated March 18, 2011 (the “Share Exchange Agreement”), pursuant to which Iberian purchased all of the issued and outstanding common shares of Vintage Canada in return for 12,721,362 Iberian Shares (of which 8,523,312 shares were received by Azuero), and exchanged all the outstanding options to purchase common shares of Vintage Canada for 1,272,138 options to purchase Iberian Shares, each exercisable into one Iberian Share at an exercise price of CDN$0.10 per share expiring on February 28, 2016, after which Vintage Canada would be wound up into Iberian (the “Vintage Amalgamation”). The Share Exchange Agreement was completed on April 12, 2011, and on May 17, 2011, Iberian and Vintage Canada were amalgamated under the BCA and a new company, Iberian Resources Corp., was formed.

SCA and Almada, which were wholly-owned subsidiaries of Vintage Canada, became wholly-owned subsidiaries of Iberian following the Vintage Amalgamation. Almada holds interests in several mineral concessions in Portugal, including exploration rights on gold, silver, zinc, tin, tungsten, lithium and pyrites in an area known as the Banjas concession. SCA also holds certain interests under various mineral applications.

SCA and Almada were previously wholly-owned by Azuero Mining Development S.A., a corporation existing under the laws of Panama, in which Petaquilla maintains a 49% interest. In March 2011, Azuero Mining Development S.A. transferred to Vintage Canada its 100% ownership in SCA and Almada in return for 67% of the outstanding shares of Vintage Canada. At the same time, Island Investments Holdings Limited, an arms-length investor, subscribed for what amounted to 20% of the outstanding shares of Vintage Canada for an amount of $0.6 million to be used to fund the exploration programs of SCA and Almada. The remaining 13% of the outstanding shares of Vintage Canada are held by the founding shareholders, which include certain insiders of Petaquilla. Subsequently, through the Vintage Amalgamation, Azuero Mining Development S.A. and Island Investments Holdings Limited became shareholders of Iberian.

Iberian’s only material mineral property is the Lomero-Poyatos property. Iberian, through CRI, acquired the Lomero-Poyatos mineral rights in a public offering in April 2010 and thereafter acquired the surface rights. A technical report titled “NI 43-101 Technical Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine in Andalusia, Spain” dated July 29, 2011 and prepared by Behre Dolbear is available for review under Petaquilla’s profile on SEDAR at www.sedar.com. A summary of the Technical Report has been reproduced in Appendix “F” attached hereto, and the Technical Report is incorporated by reference into this Circular. Any capitalized terms used in Appendix “F” that are not defined therein have the meaning ascribed thereto in the Technical Report.

Dividends or Distributions

No cash dividends or distributions have ever been declared on Iberian’s common shares.

Selected Financial Information of Iberian

The audited financial statements of Iberian for the fiscal year ended December 31, 2010, and for the period from incorporation to December 31, 2009, and the unaudited interim financial statements of Iberian for the three-months ended March 31, 2011, and 2010 (collectively, the “Iberian Financial Statements”) are attached hereto as Appendix “C”. The Iberian Financial Statements should be read in conjunction with the management’s discussion and analysis attached hereto as Appendix “D”.

Management’s Discussion and Analysis

Management’s discussion and analysis of financial condition and results of operations of Iberian for the required periods are attached hereto as Appendix “D”.

Consolidated Capitalization

On April 12, 2011, Iberian completed the acquisition of Vintage Canada pursuant to the Share Exchange Agreement. As part of this transaction, Iberian issued 12,721,362 Iberian Shares as consideration for all of the issued and outstanding shares of Vintage Canada. In addition, all the outstanding incentive share purchase options granted pursuant to the Vintage Mining Corp. stock option plan dated February 28, 2011, were exchanged for 1,272,138 share purchase options granted pursuant to the Iberian Resources Corp. stock option plan dated February 2, 2011, each option exercisable into one Iberian Share at an exercise price of CDN$0.10 per share expiring on February 28, 2016. On May 17, 2011, Iberian and Vintage Canada were amalgamated under the BCA and a new company was formed, being Iberian Resources Corp.

Prior Sales

The following table summarizes the issuances of Iberian Shares (other than Iberian Shares issued pursuant to the exercise of Iberian Options and Iberian Warrants), Iberian Options and Iberian Warrants by Iberian within the 12 month period prior to August 2, 2011.

Date	Security	Price Per Security	Number of
		(US$)	Iberian Shares
April 20, 2011	Warrants(1)	Nil	1,080,672
April 12, 2011	Common Shares	Deemed 0.60	12,721,362
April 12, 2011	Options(2)	Nil	1,272,138
February 2, 2011	Common Shares	0.60	666,667
January, 20, 2011	Options(3)	Nil	309,102
December 22, 2010	Warrants(4)	Nil	215,933
December 22, 2010	Common Shares	0.60	4,766,986
November 22, 2010	Common Shares	0.14	500,000
September 23, 2010	Common Shares	0.60	66,667
August 6, 2010	Common Shares	0.60	666,667
Notes:
(1) Each warrant exercisable into one Iberian Share at an exercise price of US$0.40 per Iberian Share for a period expiring on June 1, 2013.
(2) Each option exercisable into one Iberian Share at an exercise price of CDN$0.10 per Iberian Share for a period expiring on February 28, 2016.
(3) Each option exercisable into one Iberian Share at an exercise price of US$0.60 per Iberian Share for a period expiring on January 20, 2013.

(4) Each warrant exercisable into one Iberian Share at an exercise price of US$0.60 per Iberian Share for a period expiring on December 22, 2013.

Directors and Executive Officers

The following table sets forth information regarding Iberian’s directors and executive officers as at July 25, 2011:

		Iberian Shares	Iberian Options	Iberian Warrants
Name and Place of Residence	Principal Occupations	Held (1)	Held (1)	Held (1)
DIRECTORS
THOMAS BYRNE Vancouver, British Columbia, Canada	Secretary and Treasurer of Iberian	1,384,456 (2)	618,522	Nil
RICHARD FIFER La Pintada, Cocle, Panama	Chief Executive Officer of Iberian	3,403,831 (3)	731,344 (4)	1,080,672 (5)
DAVID BRIAN KAPLAN Westport, Connecticut, USA	Co-Head of Lascaux Resource Capital	342,857	100,000	Nil
PEDRO PABLO PERMUY Rockville, Maryland, USA	Senior Vice President - Government Relations and Communications of the ABSi Corporation	Nil	100,000	Nil
EXECUTIVE OFFICERS
JOÃO C. MANUEL Lisbon, Portugal	Chief Operating Officer and Chief Financial Officer of Iberian	778,925	431,344	Nil
PASCUAL MONTAÑÉS Madrid, Spain	President of Iberian	636,068	531,344	Nil

Notes:
(1) As at July 25, 2011, the directors and executive officers of Iberian as a group beneficially own, directly or indirectly, or exercise control or direction over 6,546,137 Iberian Shares, 2,512,554 Iberian Options and 1,080,672 Iberian Warrants, representing approximately 25.9% of the issued and outstanding Iberian Shares on a fully-diluted basis as at July 25, 2011.
(2) These Iberian Shares are held by Capilano Pacific Capital, a company which is controlled by Thomas Byrne.
(3) These Iberian Shares are held by Fundacion Celina, a trust which is administered by a family member of Richard Fifer.
(4) 519,321 Iberian Options are held by Gold Consulting S.A., a holding company which is wholly-owned and controlled by Richard Fifer.
(45) These Iberian Warrants are held by Gold Consulting S.A., a holding company which is wholly-owned and controlled by Richard Fifer.

Further information about the directors and executive officers of Iberian is set out below:

Thomas Byrne (Secretary, Treasurer and Director) Mr. Thomas Byrne has served on Iberian’s board of directors from November 17, 2009 to the present. In addition, he has served as Iberian’s Secretary and Treasurer from November 19, 2009 to the present. He is President of Capilano Pacific Capital Corp., with over 20 years of experience in financial consultancy.

Richard Fifer (Chief Executive Officer and Executive Chairman of the Board) Mr. Richard Fifer is a Panamanian citizen and a U.S.-trained geologist. He has served on Iberian’s board of directors from November 17, 2009 to the present, first as Non-Executive Chairman from November 17, 2009 to May 13, 2010, then as Executive Chairman from May 13, 2010 to the present. In addition, he has been serving as Iberian’s Chief Executive Officer from May 13, 2010 to the present. He is currently also the Chairman of the Board of Directors of Petaquilla. Since 1994, he has been President of Geoinfo, S.A., a Panamanian company that provides geographic mapping technology and solutions. He was Chairman and President of CODEMIN, Panama’s state mining company, from January 1997 to January 2000. Under the Ministry of

Foreign Affairs Panama, he was the President’s Plenipotentiary Ambassador-at-large from March 2002 to September 2003. He was also Governor of the Province of Cocle, Panama, from March 2002 to September 2003. Mr. Fifer holds a B.Sc. in both Geology and Geophysical Engineering and an M.A. in Finance.

David Brian Kaplan (Corporate Secretary and Director) Mr. David Kaplan has served on Iberian's board of directors and as Iberian's Corporate Secretary from November 19, 2009 to the present. He currently also serves as a director of Petaquilla. In addition he is the co-head of Lascaux Resource Capital, an asset management company focused on metals and mining. He is a former key member of LIM Advisors LLC, a multi-strategy investment group, where he managed a portfolio of metal and energy futures and securities for a commodity hedge fund. He is also a former Vice-President of Gerald Metals Inc., started his career and spent 11 years as a trader at Glencore and is a graduate of the Wharton School of the University of Pennsylvania..

Pedro Pablo Permuy (Non-Executive Director) Mr. Pedro Pablo Permuy has served on Iberian’s board of directors from May 13, 2010 to the present. He is Senior Vice President - Government Relations and Communications of the ABSi Corporation (a company which provides information technology solutions and consulting services) executive management team and responsible for all federal, state and local governmental relations, and public relations and communications programs and initiatives of the company and its subsidiaries. He also manages business development efforts, laying essential groundwork with renewable energy project sponsors, stakeholders, private and public partners and parties interested in deal and project development.

Prior to joining ABSi, he served as Director, Governmental Affairs, Greenberg Traurig, LLP in Washington, DC, representing key private and public sector clients before federal agencies and Congress. Before Greenberg Traurig, he served as a senior executive and staff in the United States Federal Government and Congress. In the Clinton Administration, he was Deputy Assistant Secretary of Defense for Inter-American Affairs, where he led senior US military and civilian professionals in the formulation and implementation of US security policy for the Western Hemisphere. Prior to serving at the Pentagon, he served in the US State Department as Senior Advisor for Resources, Plans and Policy in the Office of the Secretary of State under Secretaries Warren Christopher and Madeleine Albright. In Congress, he was national security advisor to the Chairman of the US House of Representatives Democratic Caucus, Rep. Robert Menendez (D-NJ) - now US Senator from New Jersey, and served on the legislative staffs of Senator Robert Graham of Florida and Rep. Lawrence J. Smith of Florida.

He has received numerous awards, including awards from Vice President Gore, the Secretaries of State and Defense, and the President of the Republic of Colombia. He worked on the Obama, Kerry, Gore and Clinton presidential campaigns. He is President of the US-Spain Council and serves on the board of Iberian Resources Development, Inc. and Panama Development Infrastructure, Inc., and of the Child and Family Network Centers (CFNC), a top-50 charity as ranked by the Washington Post.

João C. Manuel (Chief Operating Officer and Chief Financial Officer) Mr. João Manuel was appointed Iberian’s Chief Operating Officer and Chief Financial Officer on May 6, 2010. Since November 6, 2009, he has also served as the Chief Executive Officer of Petaquilla. Prior to joining Petaquilla, Mr. Manuel held the position of Chief Financial Officer of Petaquilla Copper Ltd., which was also a reporting issuer listed on the Toronto Stock Exchange. Mr. Manuel has over 20 years of management experience in large, multinational corporations worldwide, including General Electric Company, ITT Europe Ltd. and Nokia Consumer Electronics. He is a former Managing Director of Inapa France S.A. and Chief Financial Officer and Deputy Chief Executive Officer of the Inapa Group, Europe’s fourth largest paper merchant with operations in eight countries. He is also a Director of Mayen Minerals Ltd., an early stage exploration company, incorporated in British Columbia, listed on the Toronto Venture Exchange (TSX-V:MYM).

Pascual Montañés (President) Mr. Pascual Montañés was appointed Iberian’s President on May 13, 2010. Since 1990, he has been a Professor of Strategic Management at Instituto de Empresa and has more than 25 years of experience in the world of consulting and teaching. Vice president of Propuestas de Valor (2004 – present), advisor to the President, Puertos del Estado (Spain), (1995-2000), Director of Senior Management Programs, Instituto de Empresa (1990-1992), Manager, Coopers and Lybrand (1988-1990), Strategic Consultant, The Mac Group (Andersen) (1980-1985). His teaching experience includes professor of business administration at the Universidad Politénica de Cataluña, professor of corporate policy at the Universidad Nacional de Educación a Distancia (Spain) and visiting professor for the senior management programs at INCAE (Costa Rica), IESA (Venezuela) and the TEC of Monterrey (Mexico). He holds a PhD in Law from the Universidad de Navarra, Doctoral Program in Business Administration from IESE and has a Law Degree from the Universidad de Barcelona.

Compensation Discussion and Analysis

Iberian executive compensation is solely comprised of stock option grants intended to reward directors, officers, employees and consultants for their contribution to the definition and implementation of the Iberian’s strategy, namely, during the first year, the incorporation and organizational consolidation of Iberian and its Spanish affiliate, CRI, and the acquisition of Iberian’s first mineral concession, Lomero-Poyatos.

Stock options are granted within the limits defined in Iberian’s stock option plan and aligned with the strategic objective of resources development. Quantitative distribution of stock options among different directors and officers are defined in relation to each individual’s relative contribution to the global business objective.

In a post-exploration stage, compensation will also include a cash component based on cash flow objectives.

Option-Based Awards

Stock options are granted by the board of directors of Iberian pursuant to Iberian’s stock option plan which allows for directors, officers, employees and consultants to purchase Iberian Shares in an aggregate amount of up to 20% of Iberian’s issued and outstanding Iberian Shares. Stock options are regularly granted as part of the annual performance review by the board of directors of Iberian and take into consideration past achievements and future corporate objectives. Previous grants are taken into account, in conjunction with current achievements, when considering new grants.

Summary Compensation Table

The following table sets out information concerning the compensation earned from Iberian and any of Iberian’s subsidiaries during the financial year ended December 31, 2010, and for the period from incorporation to December 31, 2009, by Iberian’s Chief Executive Officer and Chief Financial Officer (collectively, the “Named Executive Officers” or “NEO”).

			Warrant-	Option-
Name and			based	based	Non-equity incentive		Pension	All other	Total
Principal		Salary	awards	awards	plan compensation		value	compensation	compensation
Position	Year	(US$)	(US$)	(US$)	(US$)		(US$)	(US$)	(US$)
						Long-
					Annual	term
					incentive	incentive
					plans	plans
Richard Fifer
Chief	2010	Nil	Nil	26,054	Nil	Nil	Nil	Nil	26,054
Executive
Officer and	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director
João C.
Manuel
Chief	2010	Nil	Nil	9,343	Nil	Nil	Nil	Nil	9,343
Financial
Officer and	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief
Operating
Officer

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out for each Named Executive Officer information concerning all option-based and share-based awards outstanding as of December 31, 2010. (This includes awards granted before the most recently completed financial year.)

	Option-based Awards				Share-based Awards

	Number of					Market or
	securities			Value of	Number of shares	payout value of
	underlying			unexercised in-	or units of shares	share-based
	unexercised	Option exercise	Option	the-money	that have not	awards that
	options	price	expiration date	options	vested	have not vested
Name	(#)	(US$)		(US$)	(#)	(US$)
Richard Fifer	400,000	$0.14	May 6, 2013	184,000	Nil	Nil
	67,929	$0.14	June 1, 2013	31,247	Nil	Nil
João C. Manuel	100,000	$0.14	May 6, 2013	46,000	Nil	Nil
	67,929	$0.14	June 1, 2013	31,247	Nil	Nil

Value Vested or Earned During the Year

The following table sets out for each Named Executive Officer information concerning the value of incentive plan awards, option-based and share-based awards as well as non-equity incentive plan compensation-vested or earned during the financial year ended December 31, 2010.

	Option-based awards –	Share-based awards –	Non-equity incentive plan compensation –
	Value vested during the year	Value vested during the year	Value earned during the year
Name	(US$)	(US$)	(US$)
Richard Fifer	Nil	Nil	Nil
João C. Manuel	Nil	Nil	Nil

Termination and Change of Control Benefits

There are no employments contracts, agreements, plans or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Iberian or a change in an NEO’s responsibilities.

Director Compensation

During the financial year ended December 31, 2010, directors of Iberian who were not officers or employees of Iberian were not entitled to annual fees, or fees for each meeting of the board of directors of Iberian attended or fees for any board committee meetings attended. Directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors. Directors who are also officers or employees of Iberian were not paid any amount as a result of their serving as directors of Iberian.

Director Compensation Table

			Option-	Non-equity
		Share-based	based	incentive plan	Pension	All other
	Fees earned	awards	awards	compensation	Value	compensation	Total
Name	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
David Brian Kaplan	Nil	Nil	5,570	Nil	Nil	Nil	5,570
Pedro Pablo Permuy	Nil	Nil	5,570	Nil	Nil	Nil	5,570

Outstanding Option-Based and Share-Based Awards

The following table sets out for each director information concerning all option-based and share-based awards outstanding as of December 31, 2010.

	Option-based Awards				Share-based Awards
	Number of					Market or
	securities			Value of	Number of shares	payout value of
	underlying			unexercised	or units of shares	share-based
	unexercised	Option exercise		in-the-money	that have not	awards that
	options	price	Option	options	vested	have not vested
Name	(#)	(US$)	expiration date	(US$)	(#)	(US$)
David Brian Kaplan	100,000	$0.14	May 6, 2013	46,000	Nil	Nil
Pedro Pablo Permuy	100,000	$0.14	May 6, 2013	46,000	Nil	Nil

Value Vested or Earned During the Year

The following table sets out for each director information concerning the value of incentive plan awards, option-based and share-based awards as well as non-equity incentive plan compensation-vested or earned during the financial year ended December 31, 2010.

	Option-based awards –	Share-based awards –	Non-equity incentive plan compensation –
Name	Value vested during the year	Value vested during the year	Value earned during the year
	(US$)	(US$)	(US$)
David Brian Kaplan	Nil	Nil	Nil
Pedro Pablo Permuy	Nil	Nil	Nil

Indebtedness of Directors and Executive Officers

As at the date hereof, other than indebtedness that has been entirely repaid on or before the date of this Circular or “routine indebtedness” (as defined in Form 51-102F5 – Information Circular of National Instrument 51-102 – Continuous Disclosure Obligations), and except as otherwise disclosed herein, none of (i) the individuals who are or at any time since the beginning of the last financial year were a director or executive officer of Iberian, or (ii) any associate of the foregoing, is or at any time during the most recently completed financial year has been indebted to Iberian or a subsidiary thereof or is a person whose indebtedness to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Iberian or a subsidiary thereof.

Audit Committees and Corporate Governance

Iberian is not a reporting issuer in any jurisdiction and therefore does not have an established audit committee and has not established formal corporate governance policies.

Risk Factors

See “Risk Factors – Risks Relating to the Business of Iberian”.

Auditors

The auditor of Iberian is Ernst & Young LLP located at Pacific Centre, 700 West Georgia Street, Vancouver, BC, V7Y 1C7, Canada.

Material Contracts

Other than contracts entered into in the ordinary course of business, the Share Exchange Agreement and the Amalgamation Agreement are the only material contracts entered into by Iberian since the beginning of the last financial year ending before the date of this Circular or that are otherwise currently in effect.

Significant Acquisitions

Other than the Vintage Amalgamation which is disclosed elsewhere in this Circular, Iberian has not made any other significant acquisitions. Separate financial statements of Vintage Canada have not been included in this Circular since as at February 28, 2011, the pro forma balance sheet date, the results of Vintage Canada and it wholly owned subsidiaries were included in the Company’s consolidated financial statements through the consolidation of Azuero as a variable-interest entity.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The following insiders of the Company will receive the number of Shares (including those to be issued upon the exercise of Iberian Warrants and Iberian Options as amended pursuant to the Amalgamation Agreement) as consideration for the Acquisition as set out below:

		Pre-Acquisition –		Post-Acquisition
		# of Petaquilla	Number of	– # of Petaquilla	# of Petaquilla	# of Petaquilla
	Relationship with	Shares held	Petaquilla	Shares held	Shares Issuable	Shares Issuable
Name of Insider	Petaquilla	(% of	Shares to be	(% of	upon Exercise	upon Exercise
		Outstanding	Issued	Outstanding	of Iberian	of Iberian
		Shares)		Shares)	Warrants	Options
Richard Fifer	Executive Chairman	4,190,783 (1) (2.38%)	4,424,980 (1)	8,615,763 (3.90%)	1,080,672 (2)	731,344 (2)
Thomas Byrne	Corporate Communications Manager	101,000 (3) (0.06%)	1,799,793 (3)	1,900,793 (0.86%)	Nil	618,522 (4)
David Kaplan	Director	Nil (Nil)	445,714	445,714 (0.20%)	Nil	100,000
João Manuel	Chief Executive Officer	65,000 (0.04%)	1,012,603	1,077,603 (0.49%)	Nil	431,344
Rodrigo Esquivel	President	84,125 (0.05%)	165,378	249,503 (0.11%)	Nil	363,415
TOTAL		4,440,908 (2.52%)	7,848,468	12,289,376 (5.56%)	1,080,672	2,244,625

Notes:
(1)	These are held by Fundacion Celina, a trust which is administered by a family member of Richard Fifer.
(2)	These are held by Gold Consulting, S.A., a company which is wholly-owned and controlled by Richard Fifer.
(3)	100,000 Shares are held by Capilano Pacific Capital, a company which is controlled by Thomas Byrne.
(4)	These are held by Capilano Pacific Capital, a company which is controlled by Thomas Byrne.

	(A)	(A) as a % of	(A) as a % of
	Total # of	Outstanding	Outstanding
	Petaquilla	Shares Pre-	Shares Post-
Name of Insider	Shares to be	Acquisition	Acquisition
	Issued	(on a Fully-Diluted	(on a Fully-Diluted
	pursuant to the	basis)	basis)
	Acquisition(1)
Richard Fifer	6,236,996	2.65%	2.19%
Thomas Byrne	2,418,315	1.03%	0.85%
David Kaplan	545,714	0.23%	0.19%
João Manuel	1,443,947	0.61%	0.51%
Rodrigo Esquivel	528,793	0.22%	0.19%
TOTAL	11,173,765	4.75%	3.92%

Notes:
(1)	Assuming all Iberian Options and Iberian Warrants are exercised

The maximum number of Shares to be issued to insiders of Petaquilla as consideration for the Acquisition and to assume all of Iberian’s obligations under the Iberian Warrants and Iberian Options would be approximately 11,173,765 or 6.33% of the total number of Shares outstanding on a non-diluted basis and 4.75% of the total number of Shares outstanding on a fully-diluted basis as at July 27, 2011.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, other than indebtedness that has been entirely repaid on or before the date of this Circular or “routine indebtedness” (as defined in Form 51-102F5 – Information Circular of National Instrument 51-102 – Continuous Disclosure Obligations), and except as otherwise disclosed herein, none of the individuals who are or at any time since the beginning of the last financial year were a director or executive officer of Petaquilla or any associate of the foregoing, is or at any time during the most recently completed financial year has been indebted to Petaquilla or a subsidiary thereof or is a person whose indebtedness to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Petaquilla or a subsidiary thereof.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Certain insiders of the Company will receive Shares as part of the Acquisition. See “Interest of Certain Persons or Companies in Matters to be Acted Upon”.

AUDITOR

The auditor of the Company is Ernst & Young LLP located at Pacific Centre, 700 West Georgia Street, Vancouver, BC, V7Y 1C7, Canada.

INTERESTS OF EXPERTS

Ernst & Young LLP, the auditor of the Company and Iberian, has advised that they are independent with respect to the Company and Iberian within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, Canada.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects requires that material scientific and technical information in respect of mineral projects be disclosed in certain corporate disclosure materials. The following technical report was prepared by “qualified persons” as required by NI 43-101 in connection with the mineral projects of Iberian that have been discussed in this Circular:

  The “NI 43-101 Technical Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine in Andalusia, Spain” dated July 29, 2011, was prepared by Richard Fletcher of Behre Dolbear International Limited

As at August 2, 2011, each of the foregoing persons have advised the Company that they, and their directors, officers and employees, do not beneficially own, directly or indirectly, any securities of Petaquilla or Iberian.

AVAILABLE INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company’s comparative annual financial statements and MD&A for its most recently completed financial year.

Copies of these documents may be obtained free of charge by writing to the Company at 475 West Georgia Street, Suite 410, Vancouver, British Columbia Canada V6B 4M9, or may be accessed under the Company’s profile on the SEDAR website at www.sedar.com. The Company’s consolidated financial statements can also be obtained from the Company’s website at www.petaquilla.com.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

Dated as of August 2, 2011.

By Order of the Board of Directors
Petaquilla Minerals Ltd.

/s/ “Richard Fifer”
Richard Fifer
Director and Executive Chairman of the Board

AUDITORS’ CONSENT

We consent to the use of our report dated August 2, 2011 to the Directors of Iberian Resources Corp., included in the management information circular dated August 2, 2011 of Petaquilla Minerals Ltd. filed in connection with the special meeting of the shareholders to be held on August 31, 2011.

/s/ Ernst & Young LLP
Vancouver, Canada	Chartered Accountants
August 2, 2011

AUDITORS’ CONSENT

We consent to the use our report dated August 30, 2010 to the shareholders of Petaquilla Minerals Ltd., incorporated by reference in the management information circular dated August 2, 2011 of Petaquilla Minerals Ltd. filed in connection with the special meeting of shareholders to be held on August 31, 2011.

/s/ Ernst & Young LLP
Vancouver, Canada	Chartered Accountants
August 2, 2011

CONSENT OF BEHRE DOLBEAR INTERNATIONAL LIMITED

To the board of directors of Petaquilla Minerals Ltd.:

We hereby consent to the reference to and the summary of our Indicative Valuation of Lomero-Poyatos (Behre Dolbear Project Number – J10-183) under the headings “The Acquisition of Iberian –Background” and “The Acquisition of Iberian – Reasons for the Recommendation of the Board of Directors”, and the reference to and the summary of our Technical Report titled “NI 43-101 Technical Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine in Andalusia, Spain” under the headings “The Acquisition of Iberian – Background”, “The Acquisition of Iberian – Reasons for the Recommendation of the Board of Directors”, “Detailed Information About Iberian – Description of the Business” and “Interest of Experts” and under Appendix “F” in the management information circular dated August 2, 2011 of Petaquilla Minerals Ltd. (the ‘‘Company’’) prepared in connection with the special meeting of the shareholders of the Company to approve certain matters relating to the proposed acquisition of Iberian Resources Corp.

Ashford, Kent, United Kingdom	/s/ Behre Dolbear International Limited
August 2, 2011	Behre Dolbear International Limited

APPENDIX “A”

AUTHORIZING RESOLUTION

NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The issue and reservation of up to 50,000,000 common shares of Petaquilla Minerals Ltd. (the “Petaquilla Shares”) (representing approximately 28.3% of the issued and outstanding number of Petaquilla Shares as at July 27, 2011) (or such number of Petaquilla Shares necessary to complete the proposed acquisition of all Iberian Resources Corp. (“Iberian”) by Petaquilla Minerals Ltd. (the “Company”) as contemplated by the amalgamation agreement dated May 18, 2011 between the Company, Iberian and Petaquilla Holdings Ltd. (the “Amalgamation Agreement”)) as consideration for the acquisition of all of the outstanding securities of Iberian including approximately (i) 44,635,255 Petaquilla Shares to be issued as consideration for all of the issued and outstanding common shares of Iberian as of the Effective Time (as such term is defined in the Amalgamation Agreement); (ii) 1,640,420 Petaquilla Shares issuable to each holder of the Iberian warrants outstanding as of the Effective Time upon duly and valid exercise thereof; and (iii) 3,357,313 Petaquilla Shares issuable to each holder of the options of Iberian outstanding as of the Effective Time upon duly and valid exercise thereof, pursuant to the terms set out in the Amalgamation Agreement.

2. Any one officer or director of the Company be and is hereby authorized and directed for and on behalf and in the name of the Company to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.

APPENDIX “B”

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

among

PETAQUILLA MINERALS LTD.

and

PETAQUILLA HOLDINGS LTD.

and

IBERIAN RESOURCES CORP.

MAY 18, 2011

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT dated as of the 18th day of May, 2011, is made

A M O N G:

PETAQUILLA MINERALS LTD., a company existing under the laws of the Province of British Columbia ("PTQ")

- and -

PETAQUILLA HOLDINGS LTD., a company existing under the laws of the Province of British Columbia ("PTQ Newco")

- and -

IBERIAN RESOURCES CORP., a company existing under the laws of the Province of British Columbia ("Iberian")

WHEREAS PTQ and Iberian have agreed to enter into a three-cornered amalgamation pursuant to which Iberian and PTQ Newco will amalgamate pursuant to the provisions of the Business Corporations Act (British Columbia) (the "Amalgamation") and, on completion of the Amalgamation, former holders of equity securities of Iberian will receive equity securities of PTQ, based on the Exchange Ratio (as hereinafter defined);

AND WHEREAS the parties hereto seek to enter into this Agreement to set forth their respective covenants, representations, warranties and obligations with respect to the Amalgamation;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants, conditions and premises herein contained, the sum of $10.00 now paid by each party to the other and for other good and valuable consideration (the receipt and sufficiency whereof being hereby acknowledged) the parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.01 In this Agreement:

"Affiliate" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such first Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to "control" another Person if such first Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term "controlled" shall have a similar meaning.

"Agreement" means this Amalgamation Agreement.

"Amalco" means the corporation to be formed by the amalgamation of Iberian and PTQ Newco as contemplated by this Agreement.

"Amalgamation Application" means the amalgamation application attached to this Agreement as Schedule "A".

"Amalgamating Corporations" means Iberian and PTQ Newco.

"Amalgamation" means the amalgamation of Iberian and PTQ Newco pursuant to subsection 269 of the BCBCA, as defined in the recitals to this Agreement.

"Applicable Securities Laws" means the securities laws in force in each of the Provinces of Canada to which any of the Parties is subject.

"BCBCA" means the Business Corporations Act (British Columbia).

"Board of Directors" means the board of directors of the applicable company from time to time.

"Business Day" means a day that is not a Saturday, a Sunday or a statutory holiday within the meaning of the Interpretation Act (Canada).

"Canadian GAAP" means accounting principles generally accepted in Canada.

"Certificate of Amalgamation" means the certificate of amalgamation to be issued to Amalco by the Registrar pursuant to the BCBCA.

"Completion Deadline" means the date by which the Transaction is to be completed, which date shall be no later than August 31, 2011.

"Effective Date" means the effective date of the Amalgamation as set forth in the Certificate of Amalgamation issued by the Registrar upon receipt of the Amalgamation Application.

"Effective Time" means 12:01 a.m. (Vancouver Time) on the Effective Date.

"Encumbrances" means any and all encumbrances, pledges, mortgages, liens, claims, demands, charges, actions, security interests, voting trusts, proxies and claims of others.

"Environmental Approvals" means all authorizations, approvals, orders, consents, filings, licenses or permits issued by any Governmental Entity relating to the protection of the environment.

"Environmental Laws" means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals.

"Exchange Ratio" means 1.3 PTQ Common Shares for every one Iberian Common Share.

"Governmental Entity" means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Hazardous Substance" means any chemical, material or substance in any form, whether solid, liquid, gaseous, semi-solid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings.

"Iberian Common Shares" means common shares in the capital of Iberian.

"Iberian Financial Statements" means the audited financial statements of Iberian for the period from incorporation to December 31, 2010.

"Iberian Option" means an outstanding option to purchase an Iberian Common Share, as it may be amended from time to time.

"Iberian Properties" means all of the properties in which Iberian has an interest, including the properties known as Banjas and Lomero-Poyatos, respectively.

"Iberian Subsidiaries" means all of the entities in which Iberian has an ownership interest, including Corporacion Recursos Iberia S.L., Sulfuros Complejos Andalucia Mining S.L. and Almada Mining S.A., respectively.

"Iberian Warrant" means a warrant that, prior to the Amalgamation, entitled a holder of such warrant to acquire an Iberian Common Share upon the exercise thereof, as it may be amended from time to time.

"Interim Period" means the period of time between the signing of this Agreement and the Effective Time.

"Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

"Material Adverse Effect" means, in respect of PTQ or Iberian, as the case may be, any effect resulting from any change, event or occurrence that is or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of, as the case may be, either PTQ or Iberian, other than any effect: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on PTQ or Iberian, respectively; (iii) resulting from changes in the price of any commodity; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or would have a "Material Adverse Effect" and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts.

"Mining Rights" means either freehold title, mining leases, mining concessions, mining claims or participating interests or other conventional property or proprietary interests or rights recognized in the jurisdiction in which each of the applicable properties is located.

"Notice of Articles" means the Notice of Articles included in Schedule "A" along with the Amalgamation Application.

"Parties" means collectively, PTQ, Iberian and PTQ Newco, and a "Party" means any one of such Parties.

"Person" is to be interpreted broadly and includes any individual, partnership, company, corporation, unincorporated association, person, government or governmental agency, authority or entity, howsoever designated or constituted.

"PTQ Common Shares" means common shares in the capital of PTQ.

"PTQ Financial Statements" means the audited financial statements of PTQ for the six-month period ended November 30, 2010.

"PTQ Newco Common Shares" means common shares in the capital of PTQ Newco.

"PTQ Properties" means all of the properties in which PTQ has an interest, including the property known as the Molejon gold mine and other adjacent mineral concessions in the Republic of Panama.

"PTQ Public Documents" means all forms, reports, schedules, statements, certifications, material change reports and other documents required to be publicly filed by PTQ (such forms, reports, schedules, statements and documents, including any Schedules included therein).

"PTQ Subsidiaries" means all of the entities in which PTQ has an ownership interest, including Adrian Resources (BVI) Ltd., Petaquilla Minerals, S.A., Instituto Petaquilla, S.A., Petaquilla Gold, S.A., Brigadas Verdes, S.A., Aqua Azure, S.A., Petaquilla Infraestructura Ltd., Panama Desarrollo de Infraestructuras, S.A., Panama Central Electrica, S.A. and a 50.2% interest in Petaquilla Infraestructura, S.A.

"Registrar" means the Registrar of Companies for British Columbia.

"Release" means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered.

"Representative" when used with respect to a Party means each director, officer, employee, agent, consultant, adviser and other representative of that Party who is involved in the transactions contemplated by this Agreement.

"Securities Authorities" means the securities commissions and the securities regulatory authorities having jurisdiction over any of the Parties.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Subsidiary" means any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by a Person, and shall include any body corporate, partnership, joint venture or other entity over which the Person exercises direction or control or which is in a like relation to a Subsidiary.

"Tax" and "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity.

"Tax Act" means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended.

"Tax Returns" means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes.

"Transaction" means the consummation of the Amalgamation as contemplated herein.

"TSX" means the Toronto Stock Exchange.

"Vintage" means Vintage Mining Corp., a corporation previously existing under the laws of the Province of British Columbia.

"Vintage Acquisition" means the acquisition of Vintage by Iberian Resources Corp. and the subsequent amalgamation of Vintage and Iberian Resources Corp. to form Iberian.

1.02 Currency. All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.03 Interpretation Not Affect by Heading, Etc. The division of this Agreement into articles, sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The words "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular article, section, paragraph or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.04 Number and Gender. Unless the subject matter or context requires the contrary, in this Agreement words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include firms and corporations.

1.05 Date of Any Action. In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.06 Statutory References. Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.07 Invalidity of Provisions. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

ARTICLE 2
AMALGAMATION

2.01 Agreement. Each of the Parties agree that, subject to the terms and conditions contained herein, the Amalgamating Corporations shall amalgamate pursuant to the provisions of section 269 of the BCBCA as of the Effective Time and shall continue as one corporation.

2.02 Effective Date of Amalgamation. On the Effective Date, the Amalgamation becomes effective and the Amalgamating Corporations are amalgamated and continued as one corporation.

ARTICLE 3
THE AMALGAMATED CORPORATION

3.01 Name. The name of Amalco shall be "IBERIAN RESOURCES CORP.".

3.02 Business. There shall be no restrictions on the business that Amalco may carry on.

3.03 Registered Office. The registered office of Amalco shall be located at Suite 1780, 400 Burrard Street, Vancouver, BC V6C 3A6.

3.04 Authorized Capital. The authorized share capital of Amalco shall consist of an unlimited number of common shares without nominal or par value.

3.05 Directors.

(a)	Number. The Board of Directors, until changed in accordance with the BCBCA, shall consist of 3 directors.

(b)	First Directors. The full names and prescribed addresses of the first directors of Amalco shall be as follows:

Name	Prescribed Address

Richard Fifer	Haras Valle Alegre
La Pintada, Cocle
Panama

Joao Manuel	R. Ivens, 57 - 3 Esq
1200 - 226
Lisbon, Portugal

Ezequiel Sirotinsky	Via Cinquentenario, #56
San Francisco, Panama

The aforesaid individuals shall hold office as directors of Amalco until their successors are elected or appointed. The business and affairs of Amalco shall be under the management of the Board of Directors of Amalco from time to time, subject to the provisions of the BCBCA and the Articles.

3.06 Officers. The officers of Amalco, until changed or added to by the Board of Directors of Amalco shall be as follows:

Office	Name	Prescribed Address

Chief Executive Officer	Joao Manuel	R. Ivens, 57 - 3 Esq
1200 - 226
Lisbon, Portugal

Chief Financial Officer	Ezequiel Sirotinsky	Ezequiel Sirotinsky
Via Cinquentenario, #56
San Francisco, Panama

Secretary	David Kaplan	5 Buttonwood Lane
Westport, Connecticut
06880 USA

3.07 Articles. The articles of Amalco shall be the articles attached to this Agreement as Schedule "B", executed by one of the first directors or Amalco referred to in paragraph 3.05.

3.08 Additional Borrowing Powers. Without restricting any of the powers and capacities of Amalco, whether derived from the BCBCA or otherwise, the Board of Directors of Amalco may, from time to time without authorization from the shareholders:

(a)	borrow money upon the credit of Amalco;

(b)	limit or increase the amount to be borrowed;

(c)	issue, reissue, sell or pledge debt obligations of Amalco for such sums and for such prices as may be deemed expedient;

(d)	give a guarantee on behalf of Amalco to secure the performance of any obligation by any person; and

(e)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Amalco, owned or subsequently acquired, to secure any obligations of Amalco.

The Board of Directors of Amalco may from time to time delegate to such one or more of the directors and officers of Amalco as may be designated by the Board of Directors of Amalco all or any of the powers conferred on the Board of Directors of Amalco above to such extent and in such manner as the Board of Directors of Amalco shall determine at the time of such delegation.

3.09 Restrictions on Transfer. The approval of the Board of Directors of Amalco or the holders of a minimum of 51% of the Amalco common shares shall be required prior to the transfer of common shares in the capital of Amalco.

ARTICLE 4
ISSUE OF SECURITIES UPON THE AMALGAMATION

4.01 Issue of Shares. Subject to the terms and conditions contained herein, forthwith upon the filing of the Amalgamation Application and the issuance of the Certificate of Amalgamation and effective as at the Effective Time, the former shareholders of Iberian who hold Iberian Common Shares shall receive PTQ Common Shares for each one Iberian Common Share based on the Exchange Ratio. It is understood that no fractional PTQ Common Shares will be issued and that the total number of PTQ Common Shares that any holder of Iberian Common Shares shall be entitled to receive shall be rounded down to the nearest whole number.

4.02 Stated Capital. The stated capital of Amalco shall be equal to the aggregate of the stated capital of each of the Amalgamating Corporations on the Effective Date.

4.03 Amendment of Iberian Options. Prior to the filing of the Amalgamation Application, with the consent of all of the holders of Iberian Options, Iberian shall amend the terms of the Iberian Options to provide that after the issuance of the Certificate of Amalgamation by the Registrar, each Iberian Option shall entitle a holder thereof to acquire, upon exercise thereof, one PTQ Common Share in lieu of the one Iberian Common Share to which such holder was otherwise previously entitled.

4.04 Exchange of Iberian Options. Subject to the terms and conditions contained herein, immediately after the filing of the Amalgamation Application and the issuance of the Certificate of Amalgamation, a holder of an Iberian Option shall be entitled to receive, upon exercise thereof, one PTQ Common Share in accordance with Section 4.03. Except as modified pursuant to Section 4.03, all terms of the Iberian Options, including the exercise price, shall remain the same.

4.05 Amendment of Iberian Warrants held by Insiders. Prior to the filing of the Amalgamation Application, with the consent of all of the holders of Iberian Warrants who are insiders of Iberian, Iberian shall amend the terms of such insiders' Iberian Warrants to provide that after the issuance of the Certificate of Amalgamation by the Registrar, a holder of such warrants shall be entitled to receive, upon exercise thereof, one PTQ Common Share in lieu of the one Iberian Common Share to which such holder was otherwise previously entitled.

4.06 Exchange of Iberian Warrants. Subject to the terms and conditions contained herein, immediately after the filing of the Amalgamation Application and the issuance of the Certificate of Amalgamation:

(a)

a holder of an Iberian Warrant, other than a holder who is an insider of Iberian, shall be entitled to receive, upon exercise thereof, PTQ Common Shares in lieu of Iberian Common Shares for each one Iberian Warrant based upon the Exchange Ratio; and

(b)

a holder of an Iberian Warrant, who is an insider of Iberian, shall be entitled to receive, upon exercise thereof, one PTQ Common Share for each one Iberian Warrant so exercised in accordance with Section 4.05.

Except as modified pursuant to Section 4.05 and this Section 4.06, all terms of the Iberian Warrants, including the exercise price, shall remain the same.

4.07 Issue of Amalco Shares. Amalco shall issue to PTQ one common share of Amalco for the PTQ Newco Common Share held by PTQ and one common share of Amalco for each PTQ Common Share issued pursuant to Section 4.01 hereof.

4.08 Shares held by Azuero Mining. Immediately prior to the filing of the Amalgamation Application and the issuance of the Certificate of Amalgamation, PTQ will hold a 49% interest in Azuero Mining S.A. ("Azuero"), which in turn holds a 24.8% indirect interest in Iberian. Upon completion of the Transaction, Azuero will indirectly hold 11,080,305 PTQ Common Shares. Post-Transaction, PTQ shall ensure that if Azuero distributes its PTQ Common Shares to its shareholders, of which 5,429,349 PTQ Common Shares will ultimately be distributed to PTQ (as shareholder of Azuero), PTQ will cancel such PTQ Common Shares.

ARTICLE 5
AMALGAMATION APPLICATION

5.01 Filing. Subject to section 5.02, as soon as practicable after all conditions herein provided for have been satisfied or waived, the Amalgamating Corporations shall jointly file, with the Registrar, the Amalgamation Application, including the Notice of Articles and any required affidavits pursuant to sections 275 and 277 of the BCBCA, and such other documents as may be required to give effect to the Amalgamation.

5.02 Termination. Subject to applicable law, this Agreement may be terminated at any time prior to the issuance of a Certificate of Amalgamation:

(a)	by mutual agreement of the Parties;

(b)	if the Effective Date does not occur on or before the Completion Deadline; or

(c)

if any of the conditions set forth in Article 11 shall not be fulfilled or performed in accordance with the provisions of such Article, by any Party entitled to the benefit of such condition, or conditions.

In the event of any such termination, each Party will be released, remised and forever discharged in respect of any and all of its obligations, claims and liabilities arising in respect of this Agreement.

5.03 Adoption of Agreement. This Agreement shall be subject to the condition that it be approved by each of the Amalgamating Corporations in the manner required by section 271(1)(a) or 271(6) of the BCBCA.

5.04 Rights and Obligations of the Amalgamated Company. Upon the amalgamation taking effect and thereafter, Amalco shall be seized of and shall hold and possess all the property, rights and interests, and shall be subject to all the debts, liabilities and obligations, of each of the Amalgamating Corporations, including all deeds of trust and mortgages, debentures, guarantees and other securities heretofore issued by each of the Amalgamating Corporations and the shareholders of each of the Amalgamating Corporation shall be bound by the terms of this Agreement. The rights of creditors against the property, rights and assets of the Amalgamating Corporations and all liens upon their respective property, rights and assets, shall be unimpaired by the amalgamation and all debts, contracts, liabilities, and duties of each of the Amalgamating Corporations shall henceforth attached to Amalco and may be enforced against it.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PTQ

6.01 Representations and Warranties of PTQ

PTQ hereby represents and warrants to Iberian, and hereby acknowledges that Iberian is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Transaction, as follows, save and except as previously disclosed by PTQ to Iberian in writing:

(a)

Organization. Each of PTQ, PTQ Newco and the PTQ Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of PTQ and the PTQ Subsidiaries is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on PTQ. PTQ Newco owns no assets or property, is not subject to any liabilities, has no employees and, save and except for this Agreement, is not a party to any contract, agreement or licence. PTQ Newco was incorporated and organized solely to effect the Transaction.

(b)

Capitalization. The authorized capital of PTQ consists of an unlimited number of PTQ Common Shares. As at the date of this Agreement, there were: (i) 176,379,501 PTQ Common Shares, (ii) 48,334,647 common share purchase warrants to purchase 48,334,647 PTQ Common Shares, (iii) 1,568,748 finder options exercisable to purchase 1,568,748 PTQ Common Shares and 1,568,748 common share purchase warrants, which in turn are exercisable for 1,568,748 PTQ Common Shares; and (iv) 7,446,270 stock options exercisable for 7,446,270 PTQ Common Shares, issued and outstanding. The authorized capital of PTQ Newco consists of an unlimited number of PTQ Newco Common Shares and as at the date hereof, there was one (1) PTQ Newco Common Share outstanding, no options to purchase PTQ Newco Common Shares and no warrants to purchase PTQ Newco Common Shares. Except as disclosed above or otherwise pursuant to this Agreement and the Transaction, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating PTQ to issue or sell any shares of PTQ or PTQ Newco or any securities or obligations of any kind convertible into or exchangeable for any shares of PTQ or PTQ Newco. All outstanding PTQ Common Shares and PTQ Newco Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of PTQ, PTQ Newco or the PTQ Subsidiaries having the right to vote with the PTQ shareholders on any matter. There are no outstanding contractual obligations of PTQ, PTQ Newco or the PTQ Subsidiaries to repurchase, redeem or otherwise acquire any outstanding PTQ Common Shares or PTQ Newco Common Shares or with respect to the voting or disposition of any outstanding PTQ Common Shares or PTQ Newco Common Shares.

(c)

Authority. Each of PTQ and PTQ Newco has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by PTQ and PTQ Newco as contemplated by this Agreement, and to perform its respective obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by PTQ and PTQ Newco, and the issuance by PTQ of the PTQ Common Shares upon completion of the Amalgamation, have been authorized by the Board of Directors of PTQ and PTQ Newco, respectively, and no other corporate proceedings on the part of PTQ or PTQ Newco, respectively, are necessary to authorize this Agreement or to complete the Transaction. This Agreement has been executed and delivered by PTQ and PTQ Newco and constitutes a legal, valid and binding obligation of each of PTQ and PTQ

Newco, enforceable against PTQ and PTQ Newco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. With requisite shareholder approvals and final approval of the TSX to the Transaction, the execution and delivery by each of PTQ and PTQ Newco of this Agreement and the performance by each of PTQ and PTQ Newco of its obligations hereunder and the completion of the Transaction, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(a)	the articles or by-laws (or their equivalent) of PTQ, PTQ Newco or the PTQ Subsidiaries,

(b)	any Law, or

(c)	any contract, agreement, licence or permit to which PTQ or the PTQ Subsidiaries is bound or is subject to or of which PTQ or the PTQ Subsidiaries is the beneficiary,

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on PTQ;

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by PTQ or the PTQ Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on PTQ;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of PTQ or the PTQ Subsidiaries or restrict, hinder, impair or limit the ability of PTQ or the PTQ Subsidiaries to conduct the business of PTQ or the PTQ Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on PTQ; or

(iv)

other than year-end bonuses payable to officers of PTQ in the normal course, including where the success of the Transaction forms part of the rationale for the bonus as previously disclosed by PTQ to Iberian, result in any material payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director or officer of PTQ or the PTQ Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of PTQ or the PTQ Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by PTQ, PTQ Newco or the PTQ Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by each of PTQ and PTQ Newco of the Transaction other than: (i) any consents, waivers, permits, orders or approvals as previously disclosed by PTQ to Iberian (including final approval of the TSX for the Transaction); and (ii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on PTQ.

(d)

PTQ Subsidiaries. The only Subsidiaries of PTQ are the PTQ Subsidiaries and PTQ Newco, and save and except for the PTQ Subsidiaries and PTQ Newco, PTQ does not own, directly or indirectly, voting or equity interests in any other companies or entities.

(e)

No Defaults. Neither PTQ nor the PTQ Subsidiaries is in default under and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by PTQ or the PTQ Subsidiaries under any contract, agreement or licence that is material to the conduct of the business of PTQ or the PTQ Subsidiaries, to which either of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on PTQ.

(f)	Absence of Changes. Since November 30, 2010, except as previously disclosed by PTQ to Iberian in writing:

(i)	PTQ and the PTQ Subsidiaries has each conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither PTQ nor the PTQ Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)	there has not been any acquisition or sale by PTQ nor the PTQ Subsidiaries of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by PTQ or the PTQ Subsidiaries of any debt for borrowed money, any creation or assumption by PTQ or the PTQ Subsidiaries of any Encumbrance or any making by PTQ or the PTQ Subsidiaries of any loan, advance or capital contribution to or investment in any other Person;

(v)	PTQ has not declared or paid any dividends or made any other distribution on any of the PTQ Common Shares;

(vi)	neither PTQ nor PTQ Newco has effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding PTQ Common Shares or the PTQ Newco Common Shares;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by PTQ or the PTQ Subsidiaries to any of their respective directors or officers or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(viii)	except with respect to the change to IFRS, PTQ has not effected any material change in its accounting methods, principles or practices; and

(ix)

save and except for a stock option plan, PTQ does not have in force any collective bargaining agreements, bonus, pension, profit sharing, stock purchase, stock option or other benefit plans or shareholder rights plans.

(g)

Financial Matters. The PTQ Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of PTQ at the dates indicated and the results of operations of PTQ for the periods covered on a consolidated basis. Except as previously disclosed by PTQ to Iberian in writing, neither PTQ nor the PTQ Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the PTQ Financial Statements, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the PTQ Properties) since November 30, 2010, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on PTQ.

(h)

Books and Records. The corporate records and minute books of PTQ, PTQ Newco and the PTQ Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on PTQ. Financial books and records and accounts of PTQ and the PTQ Subsidiaries: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and acquisitions and dispositions of assets of PTQ and the PTQ Subsidiaries; and (iii) accurately and fairly reflect in all material respects the basis for the consolidated financial statements of PTQ.

(i)

Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 6.01 (n) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of PTQ, threatened against or relating to PTQ or the PTQ Subsidiaries affecting any of their respective properties or assets before any Governmental Entity, which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on PTQ. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of PTQ, threatened against or relating to PTQ, PTQ Newco or the PTQ Subsidiaries before any Governmental Entity. None of PTQ, PTQ Newco or the PTQ Subsidiaries, nor any of their respective properties or assets, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of PTQ, PTQ Newco or the PTQ Subsidiaries, as the case may be, to conduct its respective business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Transaction, except to the extent any such matter would not have a Material Adverse Effect on PTQ.

(j)

Licenses, etc. Except as previously disclosed by PTQ to Iberian in writing, PTQ and the PTQ Subsidiaries hold all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on PTQ.

(k)

Title. PTQ or the PTQ Subsidiaries, as applicable, is the absolute legal and beneficial owner of, or holds a good and valid leasehold or other contractual interest in or sufficient title to, all of their material property or assets and no other Mining Rights are necessary for the conduct of the business of PTQ or the PTQ Subsidiaries as currently conducted, neither PTQ nor the PTQ Subsidiaries knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use or otherwise exploit such Mining Rights and, except as previously disclosed by PTQ to Iberian in writing, neither PTQ nor the PTQ Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any Person with respect to such Mining Rights. The PTQ Properties have been previously disclosed by PTQ to Iberian. Except as previously disclosed by PTQ to Iberian in writing, applying customary standards in the mining industry, each of PTQ and the PTQ Subsidiaries has sufficient title to or valid leasehold interests in the PTQ Properties for the conduct of the business of PTQ as currently conducted, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on PTQ.

(l)

Mining Rights. Except as previously disclosed by PTQ to Iberian in writing, PTQ and the PTQ Subsidiaries hold the Mining Rights in respect of the ore bodies and minerals located in the PTQ Properties in which PTQ and the PTQ Subsidiaries have an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit PTQ or the PTQ Subsidiaries to explore for the minerals relating thereto.

(m)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on PTQ:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the assets of PTQ and the PTQ Subsidiaries have been properly and timely paid; and

(ii)

all mineral exploration and development activities conducted by PTQ or the PTQ Subsidiaries on any PTQ Property have been conducted and operated in accordance with good industry practices and in material compliance with all applicable Laws.

(n)	Environmental.

(i)

Each of PTQ and the PTQ Subsidiaries is operating and, to the knowledge of PTQ has operated, in compliance with all applicable Environmental Laws, except to the extent that a failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on PTQ.

(ii)

The PTQ Properties, since PTQ or the PTQ Subsidiaries acquired an interest therein, have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect on PTQ. Neither PTQ nor the PTQ Subsidiaries or, to the knowledge of PTQ, any other Person in control of any PTQ Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any PTQ Property, except in compliance with all Environmental Laws, and except to the extent that a failure to be in such compliance would not reasonably be likely to have a Material Adverse Effect on PTQ.

(o)

Tax Matters. Except as previously disclosed by PTQ to Iberian in writing or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to PTQ:

(i)

each of PTQ and the PTQ Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)

each of PTQ and the PTQ Subsidiaries has duly and timely (A) paid all Taxes due and payable by it, (B) withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the PTQ Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of PTQ, adequate under Canadian GAAP to cover Taxes with respect to PTQ and the PTQ Subsidiaries accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or, to the knowledge of PTQ, threatened against PTQ or the PTQ Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)	no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to PTQ or the PTQ Subsidiaries.

(p)	Reporting Status. PTQ is a reporting issuer or its equivalent in the Provinces of British Columbia and Ontario. The PTQ Common Shares are listed on the TSX.

(q)

Reports. Since December 31, 2009, PTQ has filed with the Securities Authorities and the TSX and all applicable self-regulatory authorities a true and complete copy of the PTQ Public Documents. The PTQ Public Documents, at the time filed, or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined in the Securities Act (British Columbia)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over PTQ, except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on PTQ. PTQ has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(r)

Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 6.01(n) above), PTQ and the PTQ Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on PTQ.

(s)

No Cease Trade. PTQ is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of PTQ, no investigation or other proceedings involving PTQ that may operate to prevent or restrict trading of any securities of PTQ are currently in progress or pending before any applicable stock exchange or Securities Authority.

(t)

Liabilities. There are no material liabilities of PTQ or of the PTQ Subsidiaries, whether direct, indirect, absolute, contingent or otherwise, which are not disclosed or reflected in the PTQ Financial Statements, except those incurred in the ordinary course of their respective businesses since November 30, 2010.

(u)

No Adverse Change. Except as set out in the PTQ Financial Statements, there has not been any adverse material change of any kind whatsoever in the financial position or condition of PTQ or the PTQ Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course.

(v)

No Indebtedness. PTQ does not owe any money to, have any present loans to and is not otherwise indebted to any officer, director, employee, shareholder or any Person not dealing at "arm's length" (as such term is defined in the Tax Act) with PTQ.

(w)

No Agreement to Merge. Except as contemplated in this Agreement, none of PTQ, PTQ Newco or the PTQ Subsidiaries has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(x)

Disclosure of Material Contracts. All contracts and agreements material to PTQ on a consolidated basis, other than those entered into in the ordinary course of its business as presently conducted and taken as a whole, have been disclosed in the PTQ Public Documents and, except as previously disclosed by PTQ to Iberian in writing, or as contemplated herein, neither PTQ nor the PTQ Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by PTQ or the PTQ Subsidiaries, whether by asset sale, transfer of shares or otherwise.

(y)

No Broker's Commission. PTQ has not entered into any agreement that would entitle any Person to any valid claim against Iberian for a broker's commission, finder's fee or any like payment in respect of the Transaction or any other matter contemplated by this Agreement.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF IBERIAN

7.01 Representations and Warranties of Iberian

Iberian hereby represents and warrants to PTQ, and hereby acknowledges that PTQ is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Transaction, as follows, save and except as previously disclosed by Iberian to PTQ in writing:

(a)

Organization. Each of Iberian and the Iberian Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Iberian and the Iberian Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Iberian.

(b)

Capitalization. The authorized capital of Iberian consists of an unlimited number of Iberian Common Shares. As at the date of this Agreement, there were: (i) 34,334,812 Iberian Common Shares outstanding; (ii) 3,357,313 Iberian Options; and (iii) 1,511,248 Iberian Warrants. Except as disclosed above, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Iberian or any Iberian Subsidiary to issue or sell any of its shares, securities or obligations of any kind convertible into or exchangeable for any of its shares. All outstanding Iberian Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Iberian having the right to vote with the Iberian shareholders on any matter. There are no outstanding contractual obligations of Iberian to repurchase, redeem or otherwise acquire any outstanding Iberian Common Shares or with respect to the voting or disposition of any outstanding Iberian Common Shares.

(c)

Authority. Iberian has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Iberian as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Iberian have been authorized by the Board of Directors of Iberian and, subject to the receipt of shareholder approval authorizing the Amalgamation, no other corporate proceedings on the part of Iberian are necessary to authorize this Agreement or to complete the Transaction. This Agreement has been executed and delivered by Iberian and constitutes a legal, valid and binding obligation of Iberian, enforceable against Iberian in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. With requisite shareholder approvals in relation to the Amalgamation, the execution and delivery by Iberian of this Agreement and the performance by Iberian of its obligations hereunder and the completion of the Transaction, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(a)	the articles or by-laws (or their equivalent) of Iberian or the Iberian Subsidiaries,

(b)	any Law, or

(c)	any contract, agreement, licence or permit to which Iberian or the Iberian Subsidiaries is bound or is subject to or of which Iberian or the Iberian Subsidiaries is the beneficiary,

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Iberian;

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Iberian or the Iberian Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Iberian;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of Iberian or the Iberian Subsidiaries or restrict, hinder, impair or limit the ability of Iberian or the Iberian Subsidiaries to conduct the business of Iberian or the Iberian Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Iberian; or

(iv)	result in any material payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director or officer of Iberian or the Iberian Subsidiaries.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Iberian in connection with the execution and delivery of this Agreement or the consummation by Iberian of the Transaction other than: (i) shareholder approval in respect of the Amalgamation; (ii) filings required under the BCBCA with respect to the completion of the Amalgamation; (iii) any other consents, waivers, permits, orders or approvals as previously disclosed by Iberian to PTQ; and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Iberian.

(d)

Iberian Subsidiaries. The only Subsidiaries of Iberian are the Iberian Subsidiaries, and save and except for the Iberian Subsidiaries, Iberian does not own, directly or indirectly, voting or equity interests in any other companies or entities.

(e)

Employees and Employee Plans. Neither Iberian nor any of the Iberian Subsidiaries has any employees. From their respective dates of incorporation, neither Iberian nor any of the Iberian Subsidiaries has in force any collective bargaining agreements, bonus, pension, profit sharing, stock purchase, stock option or other benefit plans or shareholder rights plans, other than its stock option plan.

(f)

No Defaults. Iberian is not in default under and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Iberian or the Iberian Subsidiaries under any contract, agreement or licence that is material to the conduct of the business of Iberian or the Iberian Subsidiaries, to which either of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Iberian.

(g)	Absence of Changes. Since incorporation, except for the Vintage Acquisition or as otherwise previously disclosed by Iberian to PTQ in writing:

(i)	Iberian and the Iberian Subsidiaries have each conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither Iberian nor the Iberian Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)	there has not been any acquisition or sale by Iberian nor the Iberian Subsidiaries of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Iberian or the Iberian Subsidiaries of any debt for borrowed money, any creation or assumption by Iberian or the Iberian Subsidiaries of any Encumbrance, any making by Iberian or the Iberian Subsidiaries of any loan, advance or capital contribution to or investment in any other Person;

(v)	Iberian has not declared or paid any dividends or made any other distribution on any of the Iberian Common Shares;

(vi)	Iberian has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Iberian Common Shares;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Iberian or the Iberian Subsidiaries to any of their respective directors or officers or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers; and

(viii)	Iberian has not effected any material change in its accounting methods, principles or practices.

(h)

Financial Matters. The Iberian Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the financial condition of Iberian at the respective dates indicated and the results of operations of Iberian for the periods covered. Except as previously disclosed by Iberian to PTQ in writing, Iberian has no any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Iberian Financial Statements, except liabilities and obligations incurred in the ordinary and regular course of business since December 31, 2010, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Iberian.

(i)

Books and Records. The corporate records and minute books of Iberian and the Iberian Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Iberian. Financial books and records and accounts of Iberian and the Iberian Subsidiaries: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Iberian and the Iberian Subsidiaries; and (iii) accurately and fairly reflect the basis for the financial statements of Iberian.

(j)

Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 7.01(o)), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Iberian, threatened against or relating to Iberian or the Iberian Subsidiaries affecting any its properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Iberian. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Iberian, threatened against or relating to Iberian or the Iberian Subsidiaries before any Governmental Entity. Neither Iberian nor the Iberian Subsidiaries, nor any of their respective properties or assets, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Iberian or the Iberian Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Transaction, except to the extent any such matter would not have a Material Adverse Effect on Iberian.

(k)

Licenses, etc. Except as previously disclosed by Iberian to PTQ in writing, Iberian or the Iberian Subsidiaries hold all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on Iberian.

(l)

Title. Iberian or the Iberian Subsidiaries, as applicable, is the absolute legal and beneficial owner of, or holds a good and valid leasehold or other contractual interest in or sufficient title to, all of its material property or assets, and no other Mining Rights are necessary for the conduct of the business of Iberian or the Iberian Subsidiaries as currently conducted, neither Iberian nor the Iberian Subsidiaries knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use or otherwise exploit such Mining Rights and, except as previously disclosed by Iberian to PTQ in writing, neither Iberian nor the Iberian Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any Person with respect to such Mining Rights. The Iberian Properties have been previously disclosed by Iberian to PTQ. Except as previously disclosed by Iberian to PTQ in writing, applying customary standards in the mining industry, each of Iberian and the Iberian Subsidiaries has sufficient title to or valid leasehold interests in the Iberian Properties for the conduct of the business of Iberian as currently conducted, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Iberian.

(m)

Mining Rights. Iberian and the Iberian Subsidiaries hold the Mining Rights in respect of the ore bodies and minerals located in the Iberian Properties in which Iberian or the Iberian Subsidiaries has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Iberian or the Iberian Subsidiaries to explore for the minerals relating thereto.

(n)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Iberian:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Iberian and the Iberian Subsidiaries have been properly and timely paid; and

(ii)

all mineral exploration and development activities conducted by Iberian or the Iberian Subsidiaries on any Iberian Property have been conducted and operated in accordance with good industry practices and in material compliance with all applicable Laws.

(o)	Environmental.

(i)

Each of Iberian and the Iberian Subsidiaries is operating and, to the knowledge of Iberian has operated, in compliance with all applicable Environmental Laws, except to the extent that a failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Iberian; and

(ii)

the Iberian Properties, since Iberian or the Iberian Subsidiaries acquired an interest therein, have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect on Iberian. Neither Iberian nor the Iberian Subsidiaries or, to the knowledge of Iberian, any other Person in control of any Iberian Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Iberian Property, except in compliance with all Environmental Laws, and except to the extent that a failure to be in such compliance would not reasonably be likely to have a Material Adverse Effect on Iberian.

(p)

Tax Matters. Except as previously disclosed by Iberian to PTQ in writing or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Iberian:

(i)

each of Iberian and the Iberian Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)

each of Iberian and the Iberian Subsidiaries has duly and timely (A) paid all Taxes due and payable by it, (B) withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the Iberian Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Iberian, adequate under Canadian GAAP to cover Taxes with respect to Iberian and the Iberian Subsidiaries accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Iberian, threatened against Iberian or the Iberian Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)	no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Iberian or the Iberian Subsidiaries.

(q)

Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 7.01(o) above), Iberian and the Iberian Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Iberian.

(r)

Liabilities. There are no material liabilities of Iberian or the Iberian Subsidiaries, whether direct, indirect, absolute, contingent or otherwise, which are not disclosed or reflected in the Iberian Financial Statements, except those incurred in the ordinary course of business since December 31, 2010.

(s)

No Adverse Change. Except as set out in the Iberian Financial Statements, since December 31, 2010 there has not been any adverse material change of any kind whatsoever in the financial position or condition of Iberian or the Iberian Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business or assets, taken as a whole, or the right or capacity of Iberian to carry on its business, such business having been carried on in the ordinary course.

(t)

No Indebtedness. Iberian does not owe any money to, have any present loans to, has not borrowed any monies from and is not otherwise indebted to any officer, director, employee, shareholder or any Person not dealing at "arm's length" (as such term is defined in the Tax Act) with Iberian.

(u)

No Agreement to Merge. Except as contemplated in this Agreement, neither Iberian nor the Iberian Subsidiaries has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(v)

Disclosure of Material Contracts. Except as previously disclosed by Iberian to PTQ in writing, or as contemplated herein, neither Iberian nor the Iberian Subsidiaries has approved, entered into any binding agreement in respect of, and does not have any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by Iberian or the Iberian Subsidiaries, whether by asset sale, transfer of shares or otherwise.

(w)

No Broker's Commission. Iberian has not entered into any agreement that would entitle any Person to any valid claim against PTQ for a broker's commission, finder's fee or any like payment in respect of the Transaction or any other matter contemplated by this Agreement.

ARTICLE 8
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.01 The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall merge on the completion of the Transaction. Any investigation by Iberian or PTQ and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 9
COVENANTS

9.01 Covenants of PTQ

PTQ hereby covenants and agrees with Iberian as follows:

(a)

Usual Business. Other than in contemplation of or as required to give effect to the Transaction, during the Interim Period, PTQ shall, and shall cause PTQ Newco and the PTQ Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(b)

Certain Actions Prohibited. Other than as previously disclosed by PTQ to Iberian, or in contemplation of or as required to give effect to the Transaction, during the Interim Period, PTQ shall not, without the prior written consent of Iberian, such consent not to be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following, except where to do so would be in the ordinary course of business and consistent with past practice:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit PTQ Newco or the PTQ Subsidiaries to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of PTQ, PTQ Newco or the PTQ Subsidiaries, including without limitation, the PTQ Common Shares, other than the issue of PTQ Common Shares pursuant to the exercise of stock options and warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of, or permit PTQ Newco or the PTQ Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)

enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which PTQ or the PTQ Subsidiaries is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Transaction or where to do so would not have a Material Adverse Effect;

(iv)	amend or propose to amend the Articles or by-laws (or their equivalent) of PTQ, PTQ Newco or the PTQ Subsidiaries;

(v)

split, combine or reclassify any of the PTQ Common Shares or any of the shares of PTQ Newco or the PTQ Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of PTQ, PTQ Newco or the PTQ Subsidiaries;

(vi)	redeem, purchase or offer to purchase any PTQ Common Shares;

(vii)	reorganize, amalgamate or merge PTQ, PTQ Newco or the PTQ Subsidiaries with any other Person;

(viii)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit PTQ Newco or the PTQ Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(ix)

(A) satisfy or settle any claim or dispute, except such as have been included in the PTQ Financial Statements and which are, individually or in the aggregate, in an amount less than $100,000 or which constitutes a claim between PTQ, PTQ Newco and the PTQ Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $100,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(x)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit PTQ Newco or the PTQ Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

(xi)

enter into, or cause PTQ Newco or the PTQ Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures (including work programs on the PTQ Properties); (B) expenditures required by law; and (C) expenditures made in connection with the Transaction.

(c)	Certain Actions. During the Interim Period, PTQ and PTQ Newco shall:

(i)

take all such action as may be necessary or desirable to cause the shareholders of PTQ to adopt all necessary resolutions to permit the consummation of the Transactions, including causing a meeting of the shareholders to be called and held as soon as reasonably practical to approve the Transaction;

(ii)

not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Transaction or would render, or that could reasonably be expected to render, any representation or warranty made by PTQ in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would have a Material Adverse Effect on PTQ, provided that PTQ or PTQ Newco may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event PTQ immediately notifies Iberian in writing of such circumstances; and

(iii)

promptly notify Iberian of: (A) any change, event, occurrence or state of facts that would reasonably be expected to have a Material Adverse Effect on PTQ, (B) any material breach by PTQ of any covenant or agreement contained in this Agreement, and (C) any event occurring subsequent to the date hereof that would render any representation or warranty of PTQ contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect.

(d)

Satisfaction of Conditions. PTQ shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations, to the extent that the same is within its control, and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(i)

obtain all consents, approvals and authorizations as are required to be obtained by PTQ, PTQ Newco or the PTQ Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect on PTQ;

(ii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it or PTQ Newco in connection with the Transaction and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iii)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the Transaction;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by PTQ or PTQ Newco; and

(v)

cooperate with Iberian in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate PTQ to pay or cause to be paid any monies to cause such performance to occur.

(e)

Keep Fully Informed. Subject to applicable Laws, PTQ shall use commercially reasonable efforts to conduct itself so as to keep Iberian fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(f)

Cooperation. PTQ and PTQ Newco shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

(g)

Representations. PTQ shall use its commercially reasonable efforts to conduct its affairs and to cause PTQ Newco and the PTQ Subsidiaries to conduct their affairs so that all of the representations and warranties of PTQ contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(h)

Closing Documents. PTQ and PTQ Newco shall execute and deliver, or cause to be executed and delivered, at the closing of the Transaction such customary agreements, certificates, resolutions and other customary closing documents as may be required by Iberian, all in form satisfactory to Iberian, in each case, acting reasonably.

(i)	Completion Date. PTQ and PTQ Newco shall use commercially reasonable efforts to complete the Transaction on or prior to the Completion Deadline.

ARTICLE 10
COVENANTS OF IBERIAN

10.01 Covenants of Iberian

Iberian hereby covenants and agrees with PTQ as follows:

(a)

Usual Business. Other than in contemplation of or as required to give effect to the Transaction, during the Interim Period, Iberian shall, and shall cause the Iberian Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(b)

Certain Actions Prohibited. Other than as previously disclosed by Iberian to PTQ, or in contemplation of or as required to give effect to the Transaction, during the Interim Period, Iberian shall not, without the prior written consent of PTQ, such consent not to be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following, except where to do so would be in the ordinary course of business and consistent with past practice:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit the Iberian Subsidiaries to, issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of Iberian or the Iberian Subsidiaries, including without limitation, the Iberian Common Shares;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of, or permit the Iberian Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)

enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Iberian or the Iberian Subsidiaries is a party or by which Iberian or the Iberian Subsidiaries is bound, except insofar as may be necessary to permit or provide for the completion of the Transaction or where to do so would not have a Material Adverse Effect.

(iv)	amend or propose to amend the Articles or by-laws (or their equivalent) of Iberian or the Iberian Subsidiaries;

(v)

split, combine or reclassify any of the Iberian Common Shares, or any of the shares of the Iberian Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Iberian of the Iberian Subsidiaries;

(vi)	redeem, purchase or offer to purchase any Iberian Common Shares;

(vii)	reorganize, amalgamate or merge Iberian or the Iberian Subsidiaries with any other Person;

(viii)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit the Iberian Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(ix)

(A) satisfy or settle any claim or dispute, except such as have been included in the Iberian Financial Statements and which are, individually or in the aggregate, in an amount less than $100,000 or which constitutes a claim between Iberian and the Iberian Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $100,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(x)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit the Iberian Subsidiaries to provide guarantees for borrowed money or to incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

(xi)

enter into, or cause the Iberian Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with the Transaction.

(c)	Certain Actions. During the Interim Period, Iberian shall:

(i)

take all such action as may be necessary or desirable to cause the shareholders of Iberian to adopt all necessary resolutions to permit the consummation of the Transactions, including the execution of a resolution of all such shareholders in lieu of a meeting or causing a meeting of the shareholders to be called and held as soon as reasonably practical to approve the Transaction;

(ii)

not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Transaction or would render, or that could reasonably be expected to render, any representation or warranty made by Iberian in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would have a Material Adverse Effect on Iberian, provided that Iberian may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event Iberian immediately notifies PTQ in writing of such circumstances; and

(iii)

promptly notify PTQ of: (A) any change, event, occurrence or state of facts that would reasonably be expected to have a Material Adverse Effect on Iberian, (B) any material breach by Iberian of any covenant or agreement contained in this Agreement, and (C) any event occurring subsequent to the date hereof that would render any representation or warranty of Iberian contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect.

(d)

Satisfaction of Conditions. Iberian shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(i)

obtain all consents, approvals and authorizations as are required to be obtained by Iberian or the Iberian Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect on Iberian;

(ii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iii)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the Transaction;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Iberian; and

(v)

cooperate with PTQ in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate Iberian to pay or cause to be paid any monies to cause such performance to occur.

(e)

Keep Fully Informed. Subject to applicable Laws, Iberian shall use commercially reasonable efforts to conduct itself so as to keep PTQ fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(f)

Cooperation. Iberian shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

(g)

Representations. Iberian shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Iberian contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(h)

Closing Documents. Iberian shall execute and deliver, or cause to be executed and delivered, at the closing of the Transaction such customary agreements, certificates, resolutions and other customary closing documents as may be required by PTQ, all in form satisfactory to PTQ, in each case, acting reasonably.

(i)	Completion Date. Iberian shall use commercially reasonable efforts to complete the Transaction on or prior to the Completion Deadline.

(j)

Exclusivity. From the date of this Agreement to completion of the Transaction or termination of this Agreement in accordance with its terms, Iberian will deal exclusively with PTQ in connection with the Transaction and will not (and will not permit any of its Affiliates or Representatives to), directly or indirectly, make, solicit, initiate or encourage enquiries from, or the submission of proposals or offers from, or continue any existing solicitations, discussions, negotiations, encouragement or activity with, any other person, corporation, partnership or other business organization whatsoever (including any of its officers, employees or agents) relating, directly or indirectly, to (i) any acquisition or purchase of all or a substantial part of the issued shares of Iberian or any of the Iberian Subsidiaries, (ii) any acquisition or purchase of unissued shares of Iberian or any of the Iberian Subsidiaries, (iii) any acquisition or purchase of all or a material portion of the assets of Iberian or any of the Iberian Subsidiaries, including any of the material assets relating to the Mining Rights, (iv) any merger, amalgamation or other business combination involving Iberian or any of the Iberian Subsidiaries with or into any other person, corporation, partnership or other business organization, (v) any liquidation, dissolution or recapitalization involving Iberian or any of the Iberian Subsidiaries, or (vi) any other similar transaction, or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person, directly or indirectly, to do or seek to do any of the foregoing.

ARTICLE 11
CONDITIONS

11.01 Mutual Conditions

The respective obligations of PTQ and Iberian to complete the Transaction are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)

the TSX shall have conditionally approved the listing thereon of the PTQ Common Shares to be issued pursuant to the Transaction as of the Effective Date and the TSX shall have, if required, accepted notice for filing of all transactions of PTQ contemplated herein or necessary to complete the Transaction, subject only to compliance with the usual requirements of the TSX;

(b)	the Effective Time shall be on or before the Completion Deadline;

(c)

there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Transaction in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Transaction that has a Material Adverse Effect on PTQ or Iberian;

(d)

all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the Transaction, all of which have been previously disclosed by Iberian to PTQ and by PTQ to Iberian, and all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to each of PTQ and Iberian, except where the failure to obtain such consents, waivers, permits, exemptions, orders or approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on Iberian or PTQ or materially impede the completion of the Transaction; and

(e)	this Agreement shall not have been terminated pursuant to Section 5.02 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived in respect of a Party, in whole or in part by such Party in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, then any Party may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such terminating Party.

11.02 Conditions Precedent to the Obligations of PTQ and PTQ Newco

The obligation of PTQ and PTQ Newco to complete the Transaction is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)

the representations and warranties made by Iberian in this Agreement that are qualified by materiality or a Material Adverse Effect shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Iberian in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date);

(b)

from the date of this Agreement to the Effective Date, there shall not have occurred, and Iberian shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Iberian;

(c)

Iberian shall have complied in all material respects with its covenants herein and Iberian shall have provided to PTQ a certificate of an officer, certifying that, as of the Effective Date, Iberian has so complied with its covenants herein;

(d)	Iberian shall have amended the Iberian Options and Iberian Warrants in accordance with Section 4.03 and Section 4.05;

(e)	the directors of Iberian shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Iberian to permit the consummation of the Transaction; and

(f)	the shareholders of Iberian shall have unanimously adopted all necessary resolutions to permit the consummation of the Transaction.

The foregoing conditions are for the benefit of PTQ and may be waived, in whole or in part, by PTQ in writing at any time. If any of such conditions shall not be complied with or waived by PTQ on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then PTQ may terminate this Agreement by written notice to Iberian in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by PTQ.

11.03 Conditions Precedent to the Obligations of Iberian

The obligation of Iberian to complete the Transaction is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)

the representations and warranties made by PTQ in this Agreement that are qualified by materiality or Material Adverse Affect shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by PTQ in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date);

(b)

from the date of this Agreement to the Effective Date, there shall not have occurred, and none of PTQ, PTQ Newco or the PTQ Subsidiaries shall have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, a Material Adverse Effect on PTQ;

(c)

PTQ and PTQ Newco shall have complied in all material respects with its covenants herein and PTQ shall have provided to Iberian, a certificate of an officer certifying that, as of the Effective Date, PTQ and PTQ Newco have so complied with its respective covenants herein;

(d)

the directors of PTQ and PTQ Newco shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by PTQ and PTQ Newco to permit the consummation of the Transaction; and

(e)	the shareholders of PTQ shall have adopted all necessary resolutions to permit the consummation of the Transactions.

The foregoing conditions are for the benefit of Iberian and may be waived, in whole or in part, by Iberian in writing at any time. If any of such conditions shall not be complied with or waived by Iberian on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, Iberian may terminate this Agreement by written notice to PTQ in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Iberian.

11.04 Notice and Cure Provisions

Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could reasonably be expected to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in this Article 11, as the case may be.

Subject as herein provided, a Party may (a) elect not to complete the Transaction by virtue of the conditions contained in Article 11 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of fifteen (15) days from date of delivery of such notice.

11.05 Merger of Conditions

The conditions set out in this Article 11 shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 12
AMENDMENT

12.01 Amendment

This Agreement may, at any time and from time to time, be amended by mutual written agreement of the Parties and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any of the Parties;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition herein contained.

ARTICLE 13
GENERAL

13.01 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at its registered office address or to such other address or to such facsimile number as shall be specified by a Party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

13.02 Expenses

The Parties agree that all out-of-pocket expenses incurred in connection with this Agreement and the Transaction, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 13.02 shall survive the termination of this Agreement.

13.03 Time of the Essence

Time shall be of the essence in this Agreement.

13.04 Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto with respect to the subject matter hereof, including the letter of intent dated April 5, 2011. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

13.05 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

13.06 Waiver

No waiver or release by any Party shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

13.07 Enurement and Assignment

This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by any Party without the prior written consent of each of the other Parties.

13.08 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

13.09 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile to the other Parties shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PETAQUILLA MINERALS LTD.

Per:	(signed) "Richard Fifer"
Authorized Signatory
Name: Richard Fifer
Title: Chairman of the Board

PETAQUILLA HOLDINGS LTD.

Per:	(signed) "João C. Manuel"
Authorized Signatory
Name: João C. Manuel
Title: Director

IBERIAN RESOURCES CORP.

Per:	(signed) "Thomas Byrne"
Authorized Signatory
Name: Thomas Byrne
Title: Director

SCHEDULE "A"

AMALGAMATION APPLICATION AND NOTICE OF ARTICLES

[See next page for Amalgamation Application
Notice of Articles to be prepared prior to the Effective Date]

	Mailing Address:	AMALGAMATION APPLICATION
PO Box 9431 Stn Prov Govt
Ministry	Victoria BC V8W 9V3	FORM 13 - BC COMPANY
of Finance	Location:
BC Registry Services	2nd Floor - 940 Blanshard Street	Section 275 Business Corporations Act
Victoria BC
www.fin.gov.bc.ca/registries

Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the BC Registry Services unless you are instructed to do so by registry staff. The Regulation under the Business Corporations Act requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca	Freedom of Information and Protection of Prlvacy Act (FOIPPA):
Personal information provided on this form is collected, used and disclosed under the authority of the FOIPPA and the Business Corporations Act for the purposes of assessment. Questions regarding the collection, use and disclosure of personal information can be directed to the Executive Coordinator of the BC Registry Services at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A INITIAL INFORMATION - When the amalgamation is complete, your company will be a BC limited company.

What kind of company(ies) will be involved in this amalgamation?

(Check all applicable boxes.)

☑	BC company
☐	BC unlimited liability company

B NAME OF COMPANY - Choose one of the following:

☐	The name	is the name
reserved for the amalgamated company. The name reservation number is:

OR

☐	The company is to be amalgamated with a name created by adding "B.C. Ltd." after the incorporation number,

OR

☑	The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies.
The name of the amalgamating company being adopted is:
Iberian Resources Corp.
	The incorporation number of that company is:	BC0866413

Please note: If you want the name of an amalgamating corporation that is a foreign corporation, you must obtain a name approval before completing this amalgamation application.

C AMALGAMATION STATEMENT - Please indicate the statement applicable to this amalgamation.

☐	With Court Approval:
This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR

☑	Without Court Approval:
This amalgamation has been effected without court approval. A copy of all of the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company's records office.

D AMALGAMATION EFFECTIVE DATE - Choose one of the following:

☑	The amalgamation is to take effect at the time that this application is filed with the registrar.
YYYY / MM / DD
☐	The amalgamation is to take effect at 12:01a.m. Pacific Time on being a date that is not more than ten days after the date of the filing of this application.
YYYY / MM / DD
☐	The amalgamation is to take effect at	☐a.m. or ☐p.m. Pacific Time on
being a date and time that is not more than ten days after the date of the filing of this application.

E AMALGAMATING CORPORATIONS

Enter the name of each amalgamating corporation below. For each company, enter the incorporation number. If the amalgamating corporation is a foreign corporation, enter the foreign corporation's jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company's registration number. Attach an additional sheet if more space is required.

	BC INCORPORATION NUMBER, OR	FOREIGN
NAME OF AMALGAMATING CORPORATION	EXTRAPROVINCIAL REGISTRATION	CORPORATION'S
	NUMBER IN BC	JURISDICTION
1. Iberian Resources Corp.	BC0866413
2. Petaquilla Holdings Ltd.	BC0907485
3.
4.
5.
F FORMALITIES TO AMALGAMATION

If any amalgamating corporation is a foreign corporation, section 275 (1)(b) requires an authorization for the amalgamation from the foreign corporation's jurisdiction to be filed.

☐	This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.

G CERTIFIED CORRECT - I have read this form and found it to be correct.

This form must be signed by an authorized signing authority for each of the amalgamating companies as set out in Item E.

NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD

1. Thomas Byrne
X
NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD

2. Joao C. Manuel
X
NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD

3.
X
NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD

4.
X
NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD

5.
X

NOTICE OF ARTICLES

A NAME OF COMPANY

Set out the name of the company as set out in Item B of the Amalgamation Application.

Iberian Resources Corp.

B TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada.

C DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME		MIDDLE NAME
Fifer	Richard

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
		Cocle	Panama

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
		Cocle	Panama

LAST NAME	FIRST NAME		MIDDLE NAME
Manuel	Joao		C.

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
		Lisbon	Portugal

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
		Lisbon	Portugal

LAST NAME	FIRST NAME		MIDDLE NAME
Sirotinsky	Ezequiel

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
		San Francisco	Panama

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
		San Francisco	Panama

LAST NAME	FIRST NAME		MIDDLE NAME

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

NOA Page 1

D REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE

Suite 1780, 400 Burrard Street, Vancouver	BC	V6C 3A6

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE

Suite 1780, 400 Burrard Street, Vancouver	BC	V6C 3A6

E RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE

Suite 1780, 400 Burrard Street, Vancouver	BC	V6C 3A6

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE

Suite 1780, 400 Burrard Street, Vancouver	BC	V6C 3A6

F AUTHORIZED SHARE STRUCTURE

Identifying name of class or series of shares	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number.		Kind of shares of this class or series of shares.			Are there special rights or restrictions attached to the shares of this class a series of shares?
	THERE IS NO MAXIMUM (✓)	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE (✓)	WITH A PAR VALUE OF ($)	Type of currency	YES (✓)	NO (✓)
Common Shares	✓		✓				✓

NOA Page 2

SCHEDULE "B"

ARTICLES OF AMALCO

[See next page]

ARTICLES

OF

Iberian Resources Corp.

(the "Company")

BC Incorporation Number: BC0866413

1.	INTERPRETATION	1
1.1.	Definitions	1
1.2.	Business Corporations Act and Interpretation Act Definitions Applicable	2

2.	SHARES AND SHARE CERTIFICATES	2
2.1.	Authorized Share Structure	2
2.2.	Form of Share Certificate	2
2.3.	Shareholder Entitled to Certificate or Acknowledgment	2
2.4.	Delivery by Mail	2
2.5.	Replacement of Worn Out or Defaced Certificate or Acknowledgement	2
2.6.	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment	3
2.7.	Splitting Share Certificates	3
2.8.	Certificate Fee	3
2.9.	Recognition of Trusts	3

3.	ISSUE OF SHARES	4
3.1.	Directors Authorized	4
3.2.	Commissions and Discounts	4
3.3.	Brokerage	4
3.4.	Conditions of Issue	4
3.5.	Share Purchase Warrants and Rights	4

4.	SHARE REGISTERS	5
4.1.	Central Securities Register	5
4.2.	Closing Register	5

5.	SHARE TRANSFERS	5
5.1.	Registering Transfers	5
5.2.	Form of Instrument of Transfer	5
5.3.	Transferor Remains Shareholder	6
5.4.	Signing of Instrument of Transfer	6
5.5.	Enquiry as to Title Not Required	6
5.6.	Transfer Fee	6

6.	TRANSMISSION OF SHARES	6

INDEX ARTICLES	Page II

6.1.	Legal Personal Representative Recognized on Death	7
6.2.	Rights of Legal Personal Representative	7

7.	PURCHASE OF SHARES	7
7.1.	Company Authorized to Purchase Shares	7
7.2.	Purchase When Insolvent	7
7.3.	Sale and Voting of Purchased Shares	7

8.	BORROWING POWERS	8

9.	ALTERATIONS	8
9.1.	Alteration of Authorized Share Structure	8
9.2.	Special Rights and Restrictions	9
9.3.	Change of Name	9
9.4.	Other Alterations	9

10.	MEETINGS OF SHAREHOLDERS	9
10.1.	Annual General Meetings	9
10.2.	Resolution Instead of Annual General Meeting	9
10.3.	Calling of Meetings of Shareholders	10
10.4.	Notice for Meetings of Shareholders	10
10.5.	Record Date for Notice	10
10.6.	Record Date for Voting	11
10.7.	Failure to Give Notice and Waiver of Notice	11
10.8.	Notice of Special Business at Meetings of Shareholders	11

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	11
11.1.	Special Business	11
11.2.	Special Majority	12
11.3.	Quorum	12
11.4.	One Shareholder May Constitute Quorum	12
11.5.	Other Persons May Attend	12
11.6.	Requirement of Quorum	13
11.7.	Lack of Quorum	13
11.8.	Lack of Quorum at Succeeding Meeting	13
11.9.	Chair	13
11.10.	Selection of Alternate Chair	13
11.11.	Adjournments	14
11.12.	Notice of Adjourned Meeting	14
11.13.	Decisions by Show of Hands or Poll	14
11.14.	Declaration of Result	14
11.15.	Motion Need Not be Seconded	14
11.16.	Casting Vote	15
11.17.	Manner of Taking Poll	15
11.18.	Demand for Poll on Adjournment	15
11.19.	Chair Must Resolve Dispute	15
11.20.	Casting of Votes	15

Palkowski & Company

INDEX ARTICLES	Page III

11.21.	Demand for Poll	15
11.22.	Demand for Poll Not to Prevent Continuance of Meeting	15
11.23.	Retention of Ballots and Proxies	16

12.	VOTES OF SHAREHOLDERS	16
12.1.	Number of Votes by Shareholder or by Shares	16
12.2.	Votes of Persons in Representative Capacity	16
12.3.	Votes by Joint Holders	16
12.4.	Legal Personal Representatives as Joint Shareholders	17
12.5.	Representative of a Corporate Shareholder	17
12.6.	Proxy Provisions Do Not Apply to All Companies	17
12.7.	Appointment of Proxy Holders	18
12.8.	Alternate Proxy Holders	18
12.9.	When Proxy Holder Need Not Be Shareholder	18
12.10.	Deposit of Proxy	18
12.11.	Validity of Proxy Vote	19
12.12.	Form of Proxy	19
12.13.	Revocation of Proxy	19
12.14.	Revocation of Proxy Must Be Signed	20
12.15.	Production of Evidence of Authority to Vote	20

13.	DIRECTORS	20
13.1.	First Directors; Number of Directors	20
13.2.	Change in Number of Directors	21
13.3.	Directors' Acts Valid Despite Vacancy	21
13.4.	Qualifications of Directors	21
13.5.	Remuneration of Directors	21
13.6.	Reimbursement of Expenses of Directors	21
13.7.	Special Remuneration for Directors	21
13.8.	Gratuity, Pension or Allowance on Retirement of Director	22

14.	ELECTION AND REMOVAL OF DIRECTORS	22
14.1.	Election at Annual General Meeting	22
14.2.	Consent to be a Director	22
14.3.	Failure to Elect or Appoint Directors	22
14.4.	Places of Retiring Directors Not Filled	23
14.5.	Directors May Fill Casual Vacancies	23
14.6.	Remaining Directors Power to Act	23
14.7.	Shareholders May Fill Vacancies	23
14.8.	Additional Directors	23
14.9.	Ceasing to be a Director	24
14.10.	Removal of Director by Shareholders	24
14.11.	Removal of Director by Directors	24

15.	ALTERNATE DIRECTORS	25
15.1.	Appointment of Alternate Director	25
15.2.	Notice of Meetings	25
15.3.	Alternate for More Than One Director Attending Meetings	25

Palkowski & Company

INDEX ARTICLES	Page IV

15.4.	Consent Resolutions	25
15.5.	Alternate Director Not an Agent	26
15.6.	Revocation of Appointment of Alternate Director	26
15.7.	Ceasing to be an Alternate Director	26
15.8.	Remuneration and Expenses of Alternate Director	26

16.	POWERS AND DUTIES OF DIRECTORS	26
16.1.	Powers of Management	26
16.2.	Appointment of Attorney of Company	26

17.	DISCLOSURE OF INTEREST OF DIRECTORS	27
17.1.	Obligation to Account for Profits	27
17.2.	Restrictions on Voting by Reason of Interest	27
17.3.	Interested Director Counted in Quorum	27
17.4.	Disclosure of Conflict of Interest or Property	27
17.5.	Director Holding Other Office in the Company	28
17.6.	No Disqualification	28
17.7.	Professional Services by Director or Officer	28
17.8.	Director or Officer in Other Corporations	28

18.	PROCEEDINGS OF DIRECTORS	28
18.1.	Meetings of Directors	28
18.2.	Voting at Meetings	28
18.3.	Chair of Meetings	29
18.4.	Meetings by Telephone or Other Communications Medium	29
18.5.	Calling of Meetings	29
18.6.	Notice of Meetings	30
18.7.	When Notice Not Required	30
18.8.	Meeting Valid Despite Failure to Give Notice	30
18.9.	Waiver of Notice of Meetings	30
18.10.	Quorum	30
18.11.	Validity of Acts Where Appointment Defective	31
18.12.	Consent Resolutions In Writing	31

19.	EXECUTIVE AND OTHER COMMITTEES	31
19.1.	Appointment and Powers of Executive Committee	31
19.2.	Appointment and Powers of Other Committees	31
19.3.	Obligations of Committees	32
19.4.	Powers of Board	32
19.5.	Committee Meetings	32

20.	OFFICERS	33
20.1.	Directors May Appoint Officers	33
20.2.	Functions, Duties and Powers of Officers	33
20.3.	Qualifications	33
20.4.	Remuneration and Terms of Appointment	33

Palkowski & Company

INDEX ARTICLES	Page V

21.	INDEMNIFICATION	34
21.1.	Definitions	34
21.2.	Mandatory Indemnification of Directors and Former Directors	34
21.3.	Indemnification of Other Persons	34
21.4.	Non-Compliance with Business Corporations Act	35
21.5.	Company May Purchase Insurance	35

22.	DIVIDENDS	35
22.1.	Paytnent of Dividends Subject to Special Rights	35
22.2.	Declaration of Dividends	35
22.3.	No Notice Required	35
22.4.	Record Date	35
22.5.	Manner of Paying Dividend	36
22.6.	Settlement of Difficulties	36
22.7.	When Dividend Payable	36
22.8.	Dividends to be Paid in Accordance with Number of Shares	36
22.9.	Receipt by Joint Shareholders	36
22.10.	Dividend Bears No Interest	36
22.11.	Fractional Dividends	36
22.12.	Payment of Dividends	37
22.13.	Capitalization of Surplus	37

23.	DOCUMENTS, RECORDS AND REPORTS	37
23.1.	Recording of Financial Affairs	37
23.2.	Inspection of Accounting Records	37

24.	NOTICES	37
24.1.	Method of Giving Notice	37
24.2.	Deemed Receipt of Mailing	38
24.3.	Certificate of Sending	38
24.4.	Notice to Joint Shareholders	39
24.5.	Notice to Trustees	39

25.	SEAL	39
25.1.	Who May Attest Seal	39
25.2.	Sealing Copies	39
25.3.	Mechanical Reproduction of Seal	40

26.	PROHIBITIONS	40
26.1.	Definitions	40
26.2.	Application	41
26.3.	Consent Required for Transfer of Shares or Designated Securities	41

Palkowski & Company

The Company has as its articles the following articles.

Name	Signature	Date

THOMAS BYRNE		November 17, 2009

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

BC Incorporation Number: BC0866413

ARTICLES

OF

Iberian Resources Corp.

(the "Company")

1. INTERPRETATION

1.1. Definitions

In these Articles, unless the context otherwise requires:

(a)	"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(b)

"Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c)

"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d)	"legal personal representative" means the personal or other legal representative of the shareholder;

(e)	"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(f)	"seal" means the seal of the Company, if any.

ARTICLES	Page 2

1.2. Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1. Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2. Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3. Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4. Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5. Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written

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acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6. Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.7. Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8. Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9. Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the

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shareholder.

3. ISSUE OF SHARES

3.1. Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2. Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3. Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4. Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5. Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants,

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options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1. Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, Including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2. Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1. Registering Transfers

A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)

if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been Issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2. Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may

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be approved by the directors from time to time.

5.3. Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4. Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered In the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5. Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6. Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

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6.1. Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2. Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1. Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2. Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3. Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

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8. BORROWING POWERS

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1. Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

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(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2. Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been Issued.

9.3. Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4. Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1. Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2. Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a

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unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3. Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4. Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or In such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.5. Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

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10.6. Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7. Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8. Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on anyone or more specified days before the day set for the holding of the meeting.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1. Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

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(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2. Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3. Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4. One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5. Other Persons May Attend

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The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6. Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7. Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8. Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9. Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10. Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and

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the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11. Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12. Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13. Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14. Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15. Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose

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or second a motion.

11.16. Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17. Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18. Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19. Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20. Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21. Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22. Demand for Poll Not to Prevent Continuance of Meeting

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The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23. Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1. Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2. Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3. Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	anyone of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that

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share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4. Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5. Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6. Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company

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Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7. Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8. Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9. When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10. Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or If no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

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A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11. Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12. Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

Iberian Resources Corp.
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): __________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder-printed]

12.13. Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

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(b)	provided, at the meeting, to the chair of the meeting.

12.14. Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15. Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1. First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs 13.1(b) and 13.1(c), the number of directors that is equal to the number of the Company's first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4.

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13.2. Change in Number of Directors

If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i).

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3. Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4. Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5. Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6. Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7. Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

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13.8. Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1. Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph 14.1(a) but are eligible for re-election or re-appointment.

14.2. Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3. Failure to Elect or Appoint Directors

If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the

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Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4. Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5. Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6. Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7. Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8. Additional Directors

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Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a) but is eligible for re-election or re-appointment.

14.9. Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10. Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11. Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

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15. ALTERNATE DIRECTORS

15.1. Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2. Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3. Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(d)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4. Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place

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of his or her appointor any resolutions to be consented to in writing.

15.5. Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6. Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7. Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b)	the alternate director dies;

(c)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(d)	the alternate director ceases to be qualified to act as a director; or

(e)	his or her appointor revokes the appointment of the alternate director.

15.8. Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1. Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2. Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such

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purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1. Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2. Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3. Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4. Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose

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the nature and extent of the conflict as required by the Business Corporations Act.

17.5. Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6. No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7. Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8. Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1. Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2. Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and,

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in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3. Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4. Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5. Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

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18.6. Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7. When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8. Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9. Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10. Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

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18.11. Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12. Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1. Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2. Appointment and Powers of Other Committees

The directors may, by resolution:

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(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph 19.2(a) any of the directors' powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph 19.2(b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3. Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, In the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4. Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

19.5. Committee Meetings

Subject to Article 19.3(a) and unless the directors otherwise provide in the resolution

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appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, If no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1. Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2. Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3. Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4. Remuneration and Terms of Appointment

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All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1. Definitions

In this Article 21:

(a)	"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)

"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	"expenses" has the meaning set out in the Business Corporations Act.

21.2. Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3. Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

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21.4. Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5. Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, alternate director, officer, employee or agent of the Company;

(b)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1. Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2. Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3. No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4. Record Date

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The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5. Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in anyone or more of those ways.

22.6. Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7. When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8. Dividends to be Paid In Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9. Receipt by Joint Shareholders

If several persons are joint shareholders of any share, anyone of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10. Dividend Bears No Interest

No dividend bears interest against the Company.

22.11. Fractional Dividends

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ARTICLES	Page 37

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payrnent of the dividend.

22.12. Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13. Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1. Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2. Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1. Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by anyone of the following methods:

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ARTICLES	Page 38

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder's registered address;

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder's registered address;

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient.

24.2. Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3. Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise

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ARTICLES	Page 39

sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4. Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5. Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

	(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

	(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in paragraph 24.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1. Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	anyone or more directors or officers or persons as may be determined by the directors.

25.2. Sealing Copies

For the purpose of certifying under seal a certificate of Incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article

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ARTICLES	Page 40

25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3. Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1. Definitions

In this Article 26:

(a)	"designated security" means:

	(i)	a voting security of the Company;

(ii)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

	(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph 26.1(a)(i) or 26.1(a)(ii);

(b)	"security" has the meaning assigned in the Securities Act (British Columbia);

(c)	"voting security" means a security of the Company that:

(i)	is not a debt security, and

(ii)	carries a voting right either under all circumstances or under some

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ARTICLES	Page 41

circumstances that have occurred and are continuing.

26.2. Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3. Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Palkowski & Company

APPENDIX “C”

HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS OF IBERIAN

Iberian Resources Corp
(An Exploration Stage Company)
Consolidated Financial Statements
31 December 2010 and 2009
Expressed in U.S. Dollars

INDEPENDENT AUDITORS’ REPORT

To the Directors of Iberian Resources Corporation

We have audited the accompanying consolidated financial statements of Iberian Resources Corporation (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss and deficit, shareholders’ equity and cash flows for the year ended December 31, 2010 and for the period from November 17, 2009 (date of incorporation) to December 31, 2009, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Iberian Resources Corporation as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the year ended December 31, 2010 and for the period from November 17, 2009 (date of incorporation) to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP
Vancouver, Canada
August 2, 2011	Chartered Accountants

Iberian Resources Corp.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in U.S. Dollars)

	December 31,	December 31,
ASSETS	2010	2009
Current
Cash	$3,028,460	$704,418
Sales tax receivable	136,937	117
Subscriptions receivable	42,000	1
Prepaid expenses	5,236	4,682
	3,212,633	709,218

Property and Equipment (Note 3)	925	-
Mineral Property Acquisition Costs (Note 4)	616,444	-

	$3,830,002	$709,218
LIABILITIES
Current
Accounts payable and accrued liabilities	$399,846	$2,276

Subscribed Shares (Note 5)	-	708,000
	399,846	710,276

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)	4,353,706	1
Contributed Surplus (Note 5)	(131,136)	-
Warrants (Note 5)	86,385	-
Deficit	(878,799)	(1,059)
	3,430,156	(1,058)

	$3,830,002	$709,218

ON BEHALF OF THE BOARD:

/s/ Thomas Byrne, Director

/s/ David Kaplan, Director

- The accompanying notes are an integral part of these consolidated financial statements -

Iberian Resources Corp.
(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Expressed in U.S. Dollars)

		For the period
		from November 17,
	For the year	2009 (date of
	ended	incorporation) to
	December 31,	December 31,
	2010	2009

General and administrative expenses
Amortization	$277	$-
Bank charges	6,127	150
Consulting fees (Note 5)	174,875	-
Exploration and evaluation costs	221,437	-
Listing and filing fees	1,535	-
Meals and entertainment	5,861	-
Office and sundry	7,974	250
Professional fees	234,059	2,176
Social and community relations	47,160	-
Stock-based compensation (Note 5)	98,864	-
Travel	10,353	-
Wages and benefits	13,123	-
Loss before the following	821,645	2,576

Foreign exchange loss (gain)	56,142	(1,514)
Interest income	(47)	(3)

Loss and comprehensive loss for the period	877,740	1,059

Deficit – beginning of period	1,059	-

Deficit – end of period	$878,799	$1,059

Loss per share
- Basic and diluted	$0.09	$88.25

Weighted Average Number of Common Shares Outstanding	10,195,481	12

- The accompanying notes are an integral part of these consolidated financial statements -

Iberian Resources Corp.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in U.S. Dollars)

	Common Shares
				Contributed
	Shares	Amount	Warrants	Surplus	Deficit	Total

Issuance of shares for:
Cash on incorporation (November 17, 2009)	100	$1	$-	$-	$-	$1
Loss for the period	-	-	-	-	(1,059)	(1,059)

Balance – December 31, 2009	100	1	-	-	(1,059)	(1,058)
Issuance of shares for:
Private placements	19,021,683	4,509,838	-	(230,000)	-	4,279,838
Subscription receivable	300,000	42,000	-	-	-	42,000
Services	1,625,000	227,375	-	-	-	227,375
Share issuance costs
Cash	-	(339,123)	-	-	-	(339,123)
Warrants	-	(86,385)	86,385	-	-	-
Stock-based compensation	-	-	-	98,864	-	98,864
Loss for the year	-	-	-	-	(877,740)	(877,740)

Balance – December 31, 2010	20,946,783	$4,353,706	$86,385	$(131,136)	$(878,799)	$3,430,156

- The accompanying notes are an integral part of these consolidated financial statements -

Iberian Resources Corp.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

				For the period
				from November 17,
		For the year		2009 (date of
		ended		incorporation) to
		December 31,		December 31,
		2010		2009

Operating Activities
Loss for the period		$(877,740)		$(1,059)
Items not affecting cash
Amortization		277		-
Shares issued for services		174,875		-
Stock-based compensation		98,864		-
Changes in current assets and liabilities
Sales tax receivable		(136,820)		(117)
Prepaid expenses		(554)		(4,682)
Accounts payable and accrued liabilities		397,570		2,276
		(343,528)		(3,582)

Investing Activities
Purchase of property and equipment		(1,202)		-
Mineral property acquisition costs		(563,944)		-
		(565,146)		-

Financing Activities
Share issuance costs		(339,123)		-
Cash received in advance of share issuance		(708,000)		708,000
Share capital issued for cash		4,279,839		-
		3,232,716		708,000

Change in Cash		2,324,042		704,418
Cash position – Beginning of period		704,418		-
Cash position – End of period		$3,028,460		$704,418

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Debt settlement		$52,500		$-
Services		$174,875		$-

Non-cash Financing/Investing Activities
Warrants issued		$86,385		$-

Supplementary disclosure of cash flow information:
Cash paid for interest	$	Nil	$	Nil
Cash paid for income taxes	$	Nil	$	Nil

- The accompanying notes are an integral part of these consolidated financial statements -

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to December 31, 2009
US Dollars

1.	Nature of Operations and Going Concern

Iberian Resources Corporation (“Iberian” or the “Company”) was incorporated in the Province of British Columbia on November 17, 2009.

The Company is an exploration stage company that is engaged principally in the acquisition, exploration and development of mineral properties in Spain. The recovery of the Company’s investment in mineral properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the mineral properties.

2.	Significant Accounting Policies

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Corporación Recursos Iberia, S.L. (“CRI”). All inter-company transactions and balances have been eliminated upon consolidation.

a)	Cash and Cash Equivalents

Cash and cash equivalents are classified as held for trading and include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company places its deposits with financial institutions with high credit standings. The Company regularly maintains cash balances in financial institutions in excess of insured limits.

b)	Receivables

Receivables are classified as loans and receivables and are measured at amortized costs. Receivables consist of refundable government value added taxes and travel advances.

c)	Property and Equipment

Equipment is recorded at cost. The Company provides for amortization using the following rates with half of this rate used in the year of acquisition:

Office equipment	30% declining balance method

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to December 31, 2009
US Dollars

2.	Significant Accounting Policies - continued

d)	Mineral Properties

The Company acquired its mineral property and has not yet determined whether this property contains ore reserves that are economically recoverable.

Exploration and development costs are expensed until such time as reserves are proven and financing to complete development has been obtained. Acquisition costs of mineral properties and tangible development costs incurred thereon are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of mineral properties are, where necessary, written down to fair value if carrying value is not recoverable. Costs relating to properties abandoned are written off when the decision to abandon is made.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

e)	Asset Retirement Obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and adjusted for changes in the estimated future cash flows underlying any initial fair value measurements (an increase or decrease in asset retirement costs). The Company does not have asset retirement obligations as of December 31, 2009 or 2010.

f)	Impairment of long-lived assets

A long-lived asset which includes property and related costs and equipment is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to
December 31, 2009
US Dollars

2.	Significant Accounting Policies - continued

g)	Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and the results and financial position are translated into the Company’s functional currency, the US dollar, using the temporal method as follows:

  Monetary assets and liabilities at year-end rates;

  All other assets and liabilities at historical rates; and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

h)	Stock-based Compensation

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

i)	Loss per Share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized as a result of the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, all outstanding options and warrants were anti-dilutive since the Company incurred a net loss for all periods presented.

j)	Income taxes

Future income taxes are recorded using the liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to
December 31, 2009
US Dollars

2.	Significant Accounting Policies - continued

k)	Management’s Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Significant areas of estimation relate to the assessment of impairment of mineral claim interests and the valuation of warrants and options. Actual results could differ from these estimates. By their nature, these estimates are subject to a degree of uncertainty, and the impact on the financial statements of future changes in such estimates could be material.

3.	Property and equipment

		December 31, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office Equipment	$1,202	$277	$925	$-	$-	$-
	$1,202	$277	$925	$-	$-	$-

4.	Mineral Properties

The Company owns 100% of the Lomero-Poyatos project located in Huelva Province of the Autonomous Community of Andalucía in southern Spain, about 500 km south of Madrid, 85 km north-west of Seville and 60 km north-east of the port of Huelva. CRI acquired the Lomero-Poyatos concessions from the Spanish authorities through a public auction in April 2010, but did not obtain the surface rights.

As at December 31, 2010, the Company has capitalized $616,444 (2009 - $Nil) in mineral property costs.

	December 31,	December 31,
	2010	2009
Land	$123,700	$-
Concessions	371,100	-
Acquisition costs	121,644	-
	$616,444	$-

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to
December 31, 2009
US Dollars

5.	Share Capital

Authorized share capital

Unlimited number of common shares without par value

Shares Issued

In May 2010, the Company issued 6,528,510 shares to founders of the Company at a price of CAD $0.0001 per share for proceeds of $638 (CAD $653).

In May 2010, the Company closed a private placement of 6,792,854 shares at a price of $0.14 per share, raising gross proceeds of $951,000. In connection with the closing of the private placement, the Company has paid finders’ fees to an arms length party in the amount of $44,050 and issued 214,643 warrants at $0.14. As at December 31, 2010, $42,000 was receivable from one arms length investor for a share subscription. Subsequent to the year-end the $42,000 was received in full settlement for the subscription receivable.

In December 2010, the Company closed a private placement of 6,000,319 shares at a price of $0.60 per share, raising gross proceeds of $3,370,200 with $230,000 allocated to contributed surplus. In connection with the closing of the private placement, the Company has paid finders’ fees to an arms length party in the amount of $229,560 and issued 215,933 warrants at $0.60.

The Company also incurred $65,513 of professional fees in connection with the private placements.

During the year, the Company issued 1,250,000 shares for goods and services provided by a director of the Company. The shares have been valued at $174,875.

During the year, the Company issued 375,000 shares for goods and services provided by a company with a director in common. The shares have been valued at $52,500.

Stock Options

On February 2, 2011, the Company received approval for its stock option plan (the “Plan”) which authorizes the board of directors (the “Board”) to grant incentive stock options to directors, officers, employees and consultants. The maximum number of shares reserved for issuance under the Company’s Plan is 4,322,690.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. If the Company’s shares are not listed on any organized trading facility, the exercise price of the options will be determined by the Board and shall be equal to the estimated market value as determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

During the year ended December 31, 2010, the Company granted a total of 1,776,073 (2009 – Nil) stock options to certain directors, officers, and employees. All of the options are exercisable for a period of three years from the date of grant, vesting immediately on the date of grant. The options granted had a total fair value of $98,864 (2009 - Nil) and an average grant-date fair value of $0.06 (2009 - Nil). For the current year, $98,864 (2009 - Nil) has been expensed to stock-based compensation expense.

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to
December 31, 2009
US Dollars

5.	Share Capital - continued

A summary of the Company's stock options is as follows:

			Weighted
		Weighted	average price
	Options	average	of option at
	outstanding	exercise price	grant date
Balance – December 31, 2009	-	-	-
Granted	1,776,073	$0.14	$0.06
Balance –December 31, 2010	1,776,073	$0.14	$0.06

As at December 31, 2010, the following stock options are outstanding and exercisable:

		Number of options	Number of options
Expiry date	Exercise Price	outstanding	exercisable
May 6, 2013	$0.14	1,350,000	1,350,000
June 1, 2013	$0.14	426,073	426,073
		1,776,073	1,776,073

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009
Expected dividend yield	Nil	-
Expected stock price volatility	83%	-
Risk-free interest rate	1.94%	-
Expected life of options	1.5 years	-

Warrants

During the year ended December 31, 2010, 430,576 share purchase warrants were issued to brokers related to the financings completed during the year. All of the warrants are exercisable for a period of three years from the date of grant. The warrants granted had a total fair value of $86,385 (2009 - Nil) and an average grant-date fair value of $0.15 (2009 - Nil). For the current year, $86,385 (2009 - Nil) has been recorded as share issuance costs.

A summary of the Company’s share purchase warrants is as follows:

	Warrants	Weighted average exercise
	outstanding	price
Balance – December 31, 2009	-	-
Issued	430,576	$0.37
Balance – December 31, 2010	430,576	$0.37

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to
December 31, 2009
US Dollars

5.	Share Capital - continued

As at December 31, 2010, the following warrants are outstanding and exercisable:

		Number of warrants
Expiry date	Exercise Price	outstanding
May 5, 2013	$0.14	214,643
December 22, 2013	$0.60	215,933
		430,576

The fair value of the warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009
Expected dividend yield	Nil	-
Expected stock price volatility	83%	-
Risk-free interest rate	1.95%	-
Expected life of options	3 years	-

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to
December 31, 2009
US Dollars

6.	Income taxes

	2010	2009
Loss before income taxes	$(877,740)	$(1,059)
Canadian federal and provincial income tax rate	28.50%	29.50%
Income tax recovery based on the above rates	$(250,156)	$(312)

Increase (decrease) due to:
Non-deductible expenses and foreign exchange	102,647	(447)
Losses and temporary differences for which no future income tax asset has been recognized	132,963	759
Difference between foreign and Canadian tax rates	14,546	-

Income tax expense	$-	$-

The components of future income taxes are as follows:

	2010	2009
Future income tax assets
Non-capital losses	$95,218	$643
Mineral property costs	44,158
Share issuance costs	83,885	-
Other	9,209
Future income tax assets	232,470	643
Valuation allowance	(232,470)	(643)
Future income tax assets (net)	-	-

Future income tax liabilities
Mineral properties	-	-
Future income tax liabilities	-	-
Net future income tax liability	$-	$-

The Company has non-capital loss carry-forwards of approximately $380,871 (2009 - $2,573) that may be available for tax purposes. The loss carry-forwards are all in respect of Canadian and Spanish operations and expire as follows:

2025	$106,912
2029	2,573
2030	271,386
$380,871

A full valuation allowance has been recorded against the net potential future income tax assets associated with these loss carry-forwards and certain other deductible temporary differences as their utilization is not considered more likely than not at this time.

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to
December 31, 2009
US Dollars

7.	Financial instruments and capital management

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair values

The fair value of the Company’s current assets and liabilities including cash and cash equivalents, receivables and accounts payable and accrued liabilities approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

Inputs used in making fair value measurements are classified within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

(b) Financial instrument risk exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company has reduced its credit risk by depositing its cash with financial institutions that operate globally. Other assets consist of taxes and sales tax receivable from the government of Spain and other receivables. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by maintaining adequate cash balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. The Company has no assurance that such financing will be available or be available on favourable terms In general, the Company attempts to avoid exposure to liquidity risk by obtaining financing from sales of common shares.

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Canadian dollar and Euro denominated cash and cash equivalents, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars and Euros, changes in the exchange rate between the Canadian dollar, and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income. Changes in the exchange rate between the United States dollar and the Euro have an impact on the Company’s net earnings and other comprehensive income as a result of the retranslation of Euro denominated cash and accounts payable. The Euro cash balance as at December 31, 2010 is 446,515 (December 31, 2009 – Nil).

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to
December 31, 2009
US Dollars

7.	Financial instruments and capital management - continued

(b) Financial instrument risk exposure - continued

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral property and support any expansionary plans.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

8.	Related Party Transactions

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

During the year ended December 31, 2010:

a)	During the year, the Company issued 1,250,000 shares for goods and services provided by a director of the Company. The shares have been valued at $174,875.

b)	During the year, the Company issued 375,000 shares for goods and services provided by a company with a director in common. The shares have been valued at $52,500.

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to
December 31, 2009
US Dollars

9.	Subsequent events

a)	On February 14, 2011, $42,000 was received in full settlement for the subscriptions receivable.

b)
On April 20, 2011, the Company issued 1,080,672 warrants to a director of the Company exercisable into 1,080,672 common shares at an exercise price of $0.40 per common share for a period expiring on June 1, 2013, for his efforts in organizing the Company and its founding shareholders and for securing the Lomero-Poyatos property.

c)
On January 20, 2011, the Company granted 309,102 stock options to directors, officers and consultants of the Company exercisable into 309,102 common shares at an exercise price of $0.60 per common share for a period expiring on January 20, 2013.

d)
On April 12, 2011 the Company, pursuant to a share exchange agreement dated March 18, 2011, completed the purchase of all of the issued and outstanding shares of Vintage Mining Corp. (“Vintage”), a company incorporated in the Province of British Columbia. As consideration, the Company issued an aggregate of 12,721,362 common shares of the Company to the former shareholders of Vintage. The Company and Vintage have directors, officers and shareholders in common.

e)
On April 12, 2011 as part of the amalgamation with Vintage, the Company granted, on the basis of two Vintage stock options for every one Iberian stock options, 1,272,138 stock options to the former option holders of Vintage exercisable into one common share at an exercise price of CAD$0.10 per common share for a period expiring on February 28, 2016.

f)	On May 17, 2011, Iberian and Vintage were amalgamated under the BC Business Corporations Act and a new company was formed, being Iberian Resources Corp.

g)
On May 18, 2011, the Company has entered into a definitive agreement ("Amalgamation Agreement") with Petaquilla Minerals Ltd. ("Petaquilla"), pursuant to which Petaquilla proposes to acquire all of the outstanding shares of Iberian (the "Proposed Transaction") by way of a three-cornered amalgamation between Iberian, Petaquilla and Petaquilla’s wholly-owned subsidiary Petaquilla Holdings Ltd. (“PTQ Newco”). Pursuant to the terms of the Amalgamation Agreement, Iberian and PTQ Newco will amalgamate and continue as a wholly-owned subsidiary of Petaquilla. It is proposed that each common share of Iberian will be exchanged for 1.3 common shares of Petaquilla, which will result in 44,635,255 additional shares being issued by Petaquilla.

Iberian currently has 1,511,248 warrants outstanding, each of which is exercisable for one common share of Iberian at exercise prices in the range of $0.14 to $0.60 per common share. Subject to the terms of the warrants and applicable law, the Amalgamation Agreement provides that each Iberian warrant issued to (i) non-insiders of Iberian, being 430,576 warrants, shall entitle the holders to receive 1.3 common shares of Petaquilla; and (ii) insiders of Iberian, being 1,080,672 warrants, shall entitle the holder to receive one common share of Petaquilla, upon issuance of a certificate of amalgamation by the Register of Companies for British Columbia, all for the same exercise price provided under the original Iberian warrant. As a result, the maximum number of common shares of Petaquilla issuable upon the exercise of Iberian warrants pursuant to the Amalgamation is 1,640,420 shares (subject to customary anti-dilution adjustments).

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2010 and the period from November 17, 2009 (date of incorporation) to
December 31, 2009
US Dollars

9.	Subsequent events - continued

Iberian currently has 3,357,313 options outstanding for the purchase of an aggregate of 3,357,313 common shares of Iberian at exercise prices in the range of CDN$0.10 to US$0.60 per common share. Following the closing of the Amalgamation Agreement and upon issuance of a certificate of amalgamation by the Register of Companies for British Columbia, the options shall entitle the holders thereof to acquire an aggregate of 3,357,313 common shares of Petaquilla at the exercise prices provided under the current Iberian options.

The Proposed Transaction is subject to, among other things, obtaining appropriate approvals from the Toronto Stock Exchange and shareholders of Petaquilla.

Iberian Resources Corp
(An Exploration Stage Company)
Consolidated Financial Statements
March 31, 2011 and 2010
Unaudited Expressed in U.S. Dollars

Iberian Resources Corp.
(An Exploration Stage Company)
Consolidated Balance Sheets
Unaudited
(Expressed in U.S. Dollars)

	March 31,	December 31,
ASSETS	2011	2010
Current
Cash	$3,281,171	$3,028,460
Sales tax receivable	174,646	136,937
Subscriptions receivable	-	42,000
Prepaid expenses	19,307	5,236
	3,475,124	3,212,633

Property and Equipment (Note 3)	3,571	925
Deferred Acquisition Costs	32,090	-
Mineral Property Acquisition Costs (Note 4)	616,444	616,444

	$4,127,229	$3,830,002

LIABILITIES
Current
Accounts payable and accrued liabilities	$582,064	$399,846
	582,064	399,846

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)	4,748,149	4,353,706
Contributed Surplus (Note 5)	(70,395)	(131,136)
Warrants (Note 5)	86,385	86,385
Deficit	(1,218,974)	(878,799)
	3,545,165	3,430,156

	$4,127,229	$3,830,002

ON BEHALF OF THE BOARD:

/s/ Thomas Byrne, Director

/s/ David Kaplan, Director

- The accompanying notes are an integral part of these consolidated financial statements -

Iberian Resources Corp.
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
Unaudited
(Expressed in U.S. Dollars)

	For the three	For the three
	months ended	months ended
	March 31,	March 31,
	2011	2010

General and administrative expenses
Amortization	$236	$-
Bank charges	1,132	275
Exploration and evaluation costs	128,546	-
Office and sundry	15,821	-
Professional fees	91,727	62,848
Salaries and benefits	7,528	-
Social and community relations	156,796	-
Stock-based compensation (Note 5)	60,741	-
Travel	3,457	-
Loss before the following	465,984	63,123

Foreign exchange loss (gain)	(121,496)	-
Interest income	(3,964)	(16)
Other (income) loss	(349)	-

Loss for the period	340,175	63,107

Deficit – beginning of period	878,799	-

Deficit – end of period	$1,218,974	$63,107

Loss per share
- Basic and diluted	$0.02	$631.07

Weighted Average Number of Common SharesOutstanding	22,443,246	100

- The accompanying notes are an integral part of these consolidated financial statements -

Iberian Resources Corp.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
Unaudited
(Expressed in U.S. Dollars)

	Common Shares
				Contributed
	Shares	Amount	Warrants	Surplus	Deficit	Total
Issuance of shares for:
Cash on incorporation (November 17, 2009)	100	$1	$-	$-	$-	$1
Loss for the period	-	-	-	-	(1,059)	(1,059)

Balance – December 31, 2009	100	1	-	-	(1,059)	(1,058)
Issuance of shares for:
Private placements	19,021,683	4,509,838	-	(230,000)	-	4,279,838
Subscription receivable	300,000	42,000	-	-	-	42,000
Services	1,625,000	227,375	-	-	-	227,375
Share issuance costs
Cash	-	(339,123)	-	-	-	(339,123)
Warrants	-	(86,385)	86,385	-	-	-
Stock-based compensation	-	-	-	98,864	-	98,864
Loss for the year	-	-	-	-	(877,740)	(877,740)

Balance – December 31, 2010	20,946,783	$4,353,706	$86,385	$(131,136)	$(878,799)	$3,430,156
Issuance of shares for:
Private placements	666,667	400,000	-	-	-	400,000
Share issuance costs
Cash	-	(5,557)	-	-	-	(5,557)
Stock-based compensation	-	-	-	60,741	-	60,741
Loss for the year	-	-	-	-	(340,175)	(340,175)

Balance – March 31, 2011	21,613,450	$4,748,149	$86,385	$(70,395)	$(1,218,974)	$3,545,165

- The accompanying notes are an integral part of these consolidated financial statements -

Iberian Resources Corp.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Unaudited
(Expressed in U.S. Dollars)

		For the three		For the three
		months ended		months ended
		March 31,		March 31,
		2011		2010

Operating Activities
Loss for the period		$(340,175)		$(63,107)
Items not affecting cash
Amortization		236		-
Stock-based compensation		60,741		-
Changes in current assets and liabilities
Sales tax receivable		(37,709)		(284)
Prepaid expenses		(14,071)		2,543
Accounts payable and accrued liabilities		182,218		1,786
		(148,760)		(59,062)

Investing Activities
Purchase of property and equipment		(2,882)		-
Deferred acquisition costs		(32,090)		-
		(34,972)		-

Financing Activities
Share issuance costs		(5,557)		-
Cash received in advance of share issuance		-		161,000
Share capital issued for cash		442,000		-
		436,443		161,000

Change in Cash		252,711		101,938
Cash position – Beginning of period		3,028,460		704,418
Cash position – End of period		$3,281,171		$806,356

Supplementary disclosure of cash flow information:
Cash paid for interest	$	Nil	$	Nil
Cash paid for income taxes	$	Nil	$	Nil

- The accompanying notes are an integral part of these consolidated financial statements -

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
Unaudited
US Dollars

1.	Nature of Operations

Iberian Resources Corporation (“Iberian” or the “Company”) was incorporated in the Province of British Columbia on November 17, 2009.

The Company is an exploration stage company that is engaged principally in the acquisition, exploration and development of mineral properties in Spain. The recovery of the Company’s investment in mineral properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the mineral properties.

2.	Significant Accounting Policies and First Time Adoption of Private Enterprises GAAP

Effective January 1, 2011, the Company elected to apply the standards in Part II of the CICA Accounting Handbook for private enterprises in accordance with Canadian generally accepted accounting principles ("PE GAAP"). These consolidated financial statements and accompanying notes for the three months ended March 31, 2011 and 2010 have been prepared in accordance with the accounting principles and provisions set out in FIRST-TIME ADOPTION, Section 1500, for first-time adopters of this basis of accounting.

No transitional differences were identified as result of the adoption of PE GAAP. Accordingly, the opening balance sheet as of January 1, 2010 is unchanged from the balance sheet previously presented as of December 31, 2009, and the consolidated statements of loss and deficit and the statements of cash flows for the three month period ended March 31, 2011 are in accordance with pre-changeover Canadian generally accepted accounting principles and no additional reconciliation of the opening balance sheet will be presented. In addition, as no differences have identified, reconciliations of the statements of loss and deficit and cash flows have not been presented.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Corporación Recursos Iberia, S.L. (“CRI”). All inter-company transactions and balances have been eliminated upon consolidation. As these unaudited interim consolidated financial statements do not contain all of the disclosure required by GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2010.

Initial Elections upon Adoption

Under PE GAAP, companies are allowed to apply consolidation method of accounting or elect to carry subsidiaries at cost. The Company has applied the consolidation method for CRI. Furthermore, PE GAAP permits the application of either the taxes payable method or the future income taxes method for accounting for income taxes. The Company has elected to apply the future income taxes method in accounting for income tax.

PE GAAP prohibits the use of minimum value method in the calculation of stock-based compensation and the option pricing model used must include expected volatility. The Company’s existing policy on accounting for stock-based compensation complied with PE GAAP.

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
Unaudited
US Dollars

3.	Property and equipment

		March 31, 2011			December 31, 2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office Equipment	$4,084	$513	$3,571	$1,202	$277	$925
	$4,084	$513	$3,571	$1,202	$277	$925

4.	Mineral Properties

The Company owns 100% of the Lomero Poyatos project located in Huelva Province of the Autonomous Community of Andalucía in southern Spain, about 500 km south of Madrid, 85 km north-west of Seville and 60 km north-east of the port of Huelva. CRI acquired the Lomero-Poyatos concessions from the Spanish authorities through a public auction in April 2010, but did not obtain the surface rights.

As at March 31, 2011, the Company has capitalized $616,444 (2009 - $Nil) in mineral property costs.

	March 31,	December 31,
	2011	2010
Land	$123,700	$123,700
Concessions	371,100	371,100
Acquisition costs	121,644	121,644
	$616,444	$616,444

5.	Share Capital

Authorized share capital

Unlimited number of common shares without par value

Shares Issued

In February 2011, the Company closed a non-brokered private placement of 666,667 shares at a price of $0.60 per share, raising gross proceeds of $400,000.

Stock Options

On February 2, 2011, the Company received approval for its stock option plan (the “Plan”) which authorizes the board of directors (the “Board”) to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 4,322,690.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. If the Company’s shares are not listed on any organized trading facility, the exercise price of the options will be determined by the Board and shall be equal to the estimated market value as determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
Unaudited
US Dollars

5.	Share Capital - continued

During the three months ended March 31, 2011, the Company granted a total of 309,102 (2009 – Nil) stock options to certain directors, officers, and employees. All of the options are exercisable for a period of two years from the date of grant, vesting immediately on the date of grant. The options granted had a total fair value of $60,741 (2009 - Nil) and an average grant-date fair value of $0.20 (2009 - Nil). For the current period, $60,741 (2009 - Nil) has been expensed to stock-based compensation expense.

A summary of the Company’s stock options is as follows:

		Weighted average
	Options outstanding	exercise price
Balance – December 31, 2009	-	-
Granted	1,776,073	$0.14
Balance – December 31, 2010	1,776,073	$0.14
Granted	309,102	$0.60
Balance – March 31, 2011	2,085,175	$0.21

Stock Options - continued

As at March 31, 2011, the following stock options are outstanding and exercisable:

		Number of options	Number of options
Expiry date	Exercise Price	outstanding	exercisable
May 6, 2013	$0.14	1,350,000	1,350,000
June 1, 2013	$0.14	426,073	426,073
January 20, 2013	$0.60	309,102	309,102
		2,085,175	2,085,175

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	For the three	For the three
	months ended	months ended
	March 31,	March 31,
	2011	2010
Expected dividend yield	Nil	-
Expected stock price volatility	83%	-
Risk-free interest rate	1.67%	-
Expected life of options	1 years	-

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
Unaudited
US Dollars

5.	Share Capital - continued

Warrants

A summary of the Company’s share purchase warrants is as follows:

	Warrants	Weighted average exercise
	outstanding	price
Balance – and December 31, 2009	-	-
Issued	430,576	$0.37
Balance – December 31, 2010 and March 31, 2011	430,576	$0.37

As at March 31, 2011, the following warrants are outstanding and exercisable:

		Number of options
Expiry date	Exercise Price	outstanding
May 5, 2013	$0.14	214,643
December 22, 2013	$0.60	215,933
		430,576

6.	Subsequent events

a)
On April 20, 2011, the Company issued 1,080,672 warrants to a director of the Company exercisable into 1,080,672 common shares at an exercise price of $0.40 per common share for a period expiring on June 1, 2013, for his efforts in organizing the Company and its founding shareholders and for securing the Lomero-Poyatos property.

b)
On April 12, 2011 the Company, pursuant to a share exchange agreement dated March 18, 2011, completed the purchase of all of the issued and outstanding shares of Vintage Mining Corp. (“Vintage Canada”), a company incorporated in the province of British Columbia. As consideration, the Company issued an aggregate of 12,721,362 common shares to the former shareholders of Vintage Canada and 1,272,138 stock options to the former option holders of Vintage Canada exercisable into one common share at an exercise price of CAD$0.10 per common share for a period expiring on February 28, 2016. The Company and Vintage Canada have directors, officers and shareholders in common.

Iberian Resources Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2011 and 2010
Unaudited
US Dollars

6.	Subsequent events - continued

c)	On May 17, 2011, Iberian and Vintage were amalgamated under the BC Business Corporations Act and a new company was formed, being Iberian Resources Corp.

d)

On May 18, 2011, the Company has entered into a definitive agreement ("Amalgamation Agreement") with Petaquilla Minerals Ltd. ("Petaquilla"), pursuant to which Petaquilla proposes to acquire all of the outstanding shares of Iberian (the "Proposed Transaction") by way of a three-cornered amalgamation between Iberian, Petaquilla and Petaquilla’s wholly-owned subsidiary Petaquilla Holdings Ltd. (“PTQ Newco”). Pursuant to the terms of the Amalgamation Agreement, Iberian and PTQ Newco will amalgamate and continue as a wholly-owned subsidiary of Petaquilla. It is proposed that each common share of Iberian will be exchanged for 1.3 common shares of Petaquilla, which will result in 44,635,255 additional shares being issued by Petaquilla.

Iberian currently has 1,511,248 warrants outstanding, each of which is exercisable for one common share of Iberian at exercise prices in the range of $0.14 to $0.60 per common share. Subject to the terms of the warrants and applicable law, the Amalgamation Agreement provides that each Iberian warrant issued to (i) non-insiders of Iberian, being 430,576 warrants, shall entitle the holders to receive 1.3 common shares of Petaquilla; and (ii) insiders of Iberian, being 1,080,672 warrants, shall entitle the holders to receive one common share of Petaquilla, upon issuance of a certificate of amalgamation by the Register of Companies for British Columbia, all for the same exercise price provided under the original Iberian warrant. As a result, the maximum number of common shares of Petaquilla issuable upon the exercise of Iberian warrants pursuant to the Amalgamation is 1,640,420 shares (subject to customary anti-dilution adjustments).

Iberian currently has 3,357,313 options outstanding for the purchase of an aggregate of 3,357,313 common shares of Iberian at exercise prices in the range of CDN$0.10 to US$0.60 per common share. Following the closing of the Amalgamation Agreement and upon issuance of a certificate of amalgamation by the Register of Companies for British Columbia, the options shall entitle the holders thereof to acquire an aggregate of 3,357,313 common shares of Petaquilla at the exercise prices provided under the current Iberian options.

The Proposed Transaction is subject to, among other things, obtaining appropriate approvals from the Toronto Stock Exchange and shareholders of Petaquilla.

APPENDIX “D”

IBERIAN MANAGEMENT’S DISCUSSION AND ANALYSIS

Iberian Resources Corp.
(“Iberian” or the “Company”)
Management Discussion and Analysis

For the year ended December 31, 2010

The following management discussion and analysis (the “MD&A”) of the Company has been prepared as of July 27, 2011 and is intended to supplement and complement the Company’s audited financial statements for the year ended December 31, 2010. All financial information has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and all amounts disclosed are in United States dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, the average grade of such resources, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Any Forward-Looking Statements contained herein represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

Nature of Business

Iberian is a Canadian-based junior exploration stage company that is engaged principally in the acquisition, exploration and development of mineral properties on the Iberian Peninsula. Through its wholly-owned subsidiary, Corporación Recursos Iberia SL (“CRI”), the Company has a 100% interest in the historic Lomero-Poyatos project in southwest Spain, about 110 km northeast of Seville, in the heart of the Iberian Pyrite Belt.

Subsequent to the end of the year, the Company completed a share exchange agreement (the “Share Exchange Agreement”) dated March 18, 2011 with Vintage Mining Corp. (“Vintage”), a private company incorporated in British Columbia, Canada, pursuant to which the Company issued 12,721,362 common shares at a deemed price of $0.60 per common share in exchange for all of the issued and outstanding shares of Vintage. The Share Exchange Agreement was completed on April 12, 2011, and on May 17, 2011, Iberian and Vintage were amalgamated under the Business Corporations Act (British Columbia) and a new company was formed, being Iberian Resources Corp.

Vintage, through its wholly-owned Portuguese subsidiary, Almada Mining SA (“Almada”), holds a 100% interest in the Banjas mining concession, located in the northern part of Portugal. Almada has recently applied for an experimental exploitation license for the Banjas project and expects, prior to the end of 2011, to deliver a full feasibility study and EIS as part of the requirements for a definitive mining concession.

Vintage also holds a 100% ownership position in its Spanish affiliate, S.C. Andalucía Mining, S.L. (“SCA”), who has several pending requests for exploration licenses in the Iberian pyrite belt, namely the Hornitos and Bollulos concessions.

On May 18, 2011, the Company entered into a definitive agreement (the “Amalgamation Agreement”) relating to an amalgamation between the Company, Petaquilla Minerals Ltd. (“Petaquilla”, which is a TSX listed company) and Petaquilla’s wholly owned subsidiary, Petaquilla Holdings Ltd., whereby the Company and Petaquilla Holdings Ltd. will amalgamate and continue as a wholly-owned subsidiary of Petaquilla. Under the terms of the Amalgamation Agreement, Petaquilla will acquire each outstanding share of Iberian in exchange for 1.3 common shares of Petaquilla, valuing the transaction at approximately $30 million.

Highlights for the year ended December 31, 2010

During the year ended December 31, 2010, Iberian focussed its efforts on the evaluation of projects for acquisition. Through its wholly-owned subsidiary CRI, the Company acquired a 100% interest in the historic Lomero-Poyatos project in southwest Spain, in the heart of the Iberian Pyrite Belt.

Regarding financing activities, during the year ended December 31, 2010, the Company raised gross proceeds of $4,279,957 from the issuance of shares through private placements, less share issuance costs of $425,508. The Company’s working capital as at December 31, 2010 was $2,812,906 consisting mostly of cash and receivables.

Subsequent events

On January 20, 2011, the Company granted 309,102 stock options to directors, officers and consultants of the Company each exercisable into one common share at an exercise price of $0.60 per common share for a period expiring on January 20, 2013.

On February 14, 2011, $42,000 was received in full settlement for the subscriptions receivable.

Pursuant to the Share Exchange Agreement dated March 18, 2011, the Company purchased of all of the issued and outstanding shares of Vintage. As consideration, the Company issued an aggregate of 12,721,362 common shares in the capital of the Company at a deemed price of $0.60 per common share. The Company and Vintage have some directors, officers and shareholders in common. Upon the completion of the Share Exchange Agreement on April 12, 2011, the Company granted, on the basis of two Vintage stock options for every one Iberian’s stock option, 1,272,138 stock options to the former option holders of Vintage, each exercisable into one common share at an exercise price of CAD$0.10 per common share, expiring on February 28, 2016. On May 17, 2011, Iberian and Vintage were amalgamated under the Business Corporations Act (British Columbia) and a new company was formed, being Iberian Resources Corp.

On April 20, 2011, the Company issued 1,080,672 warrants to a director of the Company each exercisable into one common share at an exercise price of $0.40 per common share for a period expiring on June 1, 2013, for his efforts in organizing the Company and its founding shareholders and for securing the Lomero-Poyatos property.

On May 18, 2011, the Company entered into the Amalgamation Agreement, pursuant to which Petaquilla proposes to acquire all of the outstanding shares of Iberian (the "Proposed Transaction") by way of a three-cornered amalgamation between Iberian, Petaquilla and Petaquilla’s wholly-owned subsidiary Petaquilla Holdings Ltd. (“PTQ Newco”). Pursuant to the terms of the Amalgamation Agreement, Iberian and PTQ Newco will amalgamate and continue as a wholly-owned subsidiary of Petaquilla. It is proposed that each common share of Iberian will be exchanged for 1.3 common shares of Petaquilla, which will result in 44,635,255 additional shares being issued by Petaquilla, valuing the transaction at approximately $30 million. This is below $53.5 million which Behre Dolbear International Limited ("Behre Dolbear") is an appropriate current value for the Lomero-Poyatos project as set out in the Technical Report.

Iberian currently has 1,511,248 warrants outstanding, each of which is exercisable for one common share of Iberian at exercise prices in the range of $0.14 to $0.60 per common share. Subject to the terms of the warrants and applicable law, the Amalgamation Agreement provides that upon the issuance of a certificate of amalgamation by the Register of Companies for British Columbia, each Iberian warrant issued to (i) non-insiders of Iberian, being 430,576 warrants, will be exercisable for 1.3 common shares of Petaquilla; and (ii) insiders of Iberian, being 1,080,672 warrants, will be exercisable for one common share of Petaquilla, all for the same exercise price currently provided for under the original Iberian warrant.

Iberian currently has options outstanding for the purchase of an aggregate of 3,357,313 common shares of Iberian at exercise prices in the range of CDN$0.10 to US$0.60 per common share. Following the closing of the Amalgamation Agreement, upon the issuance of a certificate of amalgamation by the Register of Companies for British Columbia, and subject to obtaining all necessary approvals, it is anticipated that such options will become options to purchase an aggregate of 3,357,313 common shares of Petaquilla at the exercise prices currently provided for under the current Iberian options.

Lomero-Poyatos Project

Behre Dolbear was commissioned to review the Lomero-Poyatos project in southwest Spain and to prepare a National Instrument 43-101 ("NI 43-101") compliant technical report (the “Technical Report”) in connection with the aforementioned transaction. The Technical Report was filed on SEDAR by Petaquilla on August 2, 2011.

Lomero-Poyatos is a poly-metallic, massive-sulphide deposit that is located on the northern limb of the San Telmo anticline, which is an east-west trending fold structure adjacent to a major thrust fault. The deposit has an east-northeast strike and dips to the north. At the surface, there are two separate ore bodies - Lomero (east) and Poyatos (west) - that combine at depth to form a single deposit 900 metres in strike length. The average thickness of massive sulphide, based on drill-hole intersections, is about 7.5 metres, although the maximum thickness of massive sulphide exceeds 20 metres. The mineralization is known to extend at least 500 metres down dip.

Recent (April 2011) work carried out at the University of Madrid showed that the deposit contains at least three different ore types as follows:

  Cupriferous Ore typically assaying 1.0% to 1.5% copper (Cu) with gold credits but with no lead (Pb), zinc (Zn) or silver (Ag);

  Arsenic/Pyrite Ore containing gold credits only; and

  Massive sulphide Ore containing all three base-metals, with silver associated with lead and gold associated with sulphides, and some free gold.

The Lomero-Poyatos mine previously produced about 2.6 Mt of pyrite ore, mostly by underground mining methods. The Lomero-Poyatos deposit is at the exploration stage and the mineral resource estimate is based on historical data and relatively wide-spaced drilling. Therefore, the mineral resource is categorized as an Inferred Mineral Resource.

Mineral Resource Estimate

The approximate size of the Lomero-Poyatos deposit, based mainly on historical drill-hole data, has been estimated by three independent consultants in the past nine years. The results are summarized below as two separate scenarios, namely open-pit and underground.

Open-pit Scenario:

  SRK (2002) Inferred Mineral Resource: at a €50 value cut-off = 20.6 Mt at 3.1 g/t Au, 69.9 g/t Ag, 3.3% Zn, 1.2% Cu, 1.2% Pb. Containing 2.1 Moz Au.

  Gemcom (2010) Inferred Mineral Resource: at 1 g/t Au cut-off grade = 20.9 Mt at 3.08 g/t Au, 62.38 g/t Ag, 2.5% Zn, 0.7% Cu, 0.7% Pb. Containing 2.07 Moz Au.

Underground Scenario:

  SRK (2002) Indicated Mineral Resource: at a €70 value cut-off = 1.85 Mt at 3.4 g/t Au, 52 g/t Ag, 0.8% Cu, 1.4% Pb, 2.3% Zn. Containing 0.203 Moz Au.

  WAI (2006) Indicated Mineral Resource: at 1.5g/t Au cut-off = 3.71Mt at 3.26 g/t Au, 27.9 g/t Ag, 0.87% Cu, 1.16% Pb, 1.57% Zn. Containing 0.39 Moz Au.

  Gemcom (2011) Inferred Mineral Resource: at 1 g/t Au cut-off grade = 6.07 Mt at 4.25 g/t Au, 88.74 g/t Ag. Containing 0.83 Moz Au.

Recommendations

As a consequence of the mineral diversity, the geological and mineralogical domains need to be defined so as to provide separate tonnage and grade estimates for each of the ore types. Representative metallurgical samples need to be extracted from each of these ore type domains for metallurgical testing.

In addition, further validation of the nature and distribution of the gold, silver, copper, lead and zinc mineralization is required, in order that the Inferred Mineral Resources can be upgraded.

The NI 43-101 Technical Report recommends that additional drilling (totalling 40,000 metres) be carried out, including some duplicate drill-holes, twinning selected surveyed historical holes, in order to cross-correlate the historical data with confirmatory data and some additional drill-holes to better define the physical extent of the solid at depth and along strike.

It is proposed to achieve this in two stages: as a stage 1 drilling programme and scoping study and a stage 2 pre-feasibility study with further drilling and test-work.

Proposed Transaction with Petaquilla Minerals Ltd.

On May 18, 2011, the Company entered into the Amalgamation Agreement with Petaquilla, pursuant to which Petaquilla proposes to acquire all of the outstanding shares of Iberian (the "Proposed Transaction") by way of a three-cornered amalgamation between Iberian, Petaquilla and Petaquilla’s wholly-owned subsidiary Petaquilla Holdings Ltd. (“PTQ Newco”). Pursuant to the terms of the Amalgamation Agreement, Iberian and PTQ Newco will amalgamate and continue as a wholly-owned subsidiary of Petaquilla. It is proposed that each common share of Iberian will be exchanged for 1.3 common shares of Petaquilla, which will result in 44,635,255 additional shares being issued by Petaquilla, valuing the transaction at approximately $30 million . This is below $53.5 million which Behre Dolbear International Limited ("Behre Dolbear") concluded is an appropriate current value for the Lomero-Poyatos project as set out in the Technical Report.

Iberian currently has 1,511,248 warrants outstanding, each of which is exercisable for one common share of Iberian at exercise prices in the range of $0.14 to $0.60 per common share. Subject to the terms of the warrants and applicable law, the Amalgamation Agreement provides that each Iberian warrant issued to (i) non-insiders of Iberian, being 430,576 warrants, will be exercisable for 1.3 common shares of Petaquilla; and (ii) insiders of Iberian, being 1,080,672 warrants, will be exercisable for one common share of Petaquilla, all for the same exercise price currently provided for under the original Iberian warrant.

Iberian currently has options outstanding for the purchase of an aggregate of 3,357,313 common shares of Iberian at exercise prices in the range of CDN$0.10 to US$0.60 per common share. Following the closing of the Amalgamation Agreement, subject to obtaining all necessary approvals, it is anticipated that such options will become options to purchase an aggregate of 3,357,313 common shares of Petaquilla at the exercise prices currently provided for under the current Iberian options.

The Proposed Transaction is subject to, among other things, obtaining the appropriate approvals from the Toronto Stock Exchange and shareholders of both Petaquilla and Iberian.

Petaquilla is holding a special meeting of its shareholders on August 31, 2011 for the purpose of obtaining shareholder approval to proceed with the Amalgamation. The shareholders of Iberian have approved the Amalgamation by way of a written resolution. Additionally, the acquisition remains subject to regulatory approvals, although conditional approval has been received from the Toronto Stock Exchange. Assuming all such approvals are obtained, the Amalgamation is expected to be effected on or about September 1, 2011.

The Proposed Transaction is part of a previously defined strategy for geographical diversification of Petaquilla, particularly focused on building a strong presence in mining-friendly jurisdictions of recognized mineralization potential.

The Company recognizes the benefits of joining a world class gold producer and its privileged access to management expertise, technological know-how and capital markets.

Selected Annual Information

The following table summarizes selected financial data for the Company for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended December 31
		(audited) ($)
	2010	2009	2008
Total revenues	Nil	Nil	n/a
General and administrative expenses	821,645	2,576	n/a
Interest income	(47)	(3)	n/a
Loss for the year	877,740	1,059	n/a
Basic and diluted loss per share	0.09	88.25	n/a
Total assets	3,830,002	709,218	n/a
Total long term liabilities	Nil	Nil	n/a
Cash dividends declared	Nil	Nil	n/a

Results of Operations

Year ended December 31, 2010

The Company incurred a loss of $877,740 for the year ended December 31, 2010 (“Current Year”) as compared with a loss of $1,059 for the period ended December 31, 2009 (“Comparative Year”). The $701,806 increase in loss for the Current Year over the Comparative Year is due to the Company having been incorporated on November 17, 2009 and the financial statements for the Comparative Year reflecting less than two months of operations.

Bank charges ($6,127 compared to $150) relate to the number and frequency of electronic funds transfers through the Company’s accounts. Consulting fees ($174,875 compared to $Nil) relate to goods and services provided by a director of the Company for business development activities. The Company issued 1,250,000 shares as consideration for the goods and services provided by the director of the Company. Exploration and evaluation fees ($221,437 compared to $nil) are related to professionals contracted by CRI to evaluate the Lomero-Poyatos project. Listing and filing fees ($1,535 compared to $nil) are related to filing fee requirements in the US related to obtaining financing. Costs for meals and entertainment ($5,861 compared to $nil) are due to corporate travel costs for the purposes of evaluating properties and financing efforts. Office expenses ($7,974 compared to $250) relate to the administrative costs of the Company in the first year of operations. Professional fees ($234,059 compared to $2,176) relate to extensive work with legal counsel relative to the issuance of Founder’s Shares, and work towards the acquisition of Vintage and set up of CRI as well as audit and accounting fees. Social & community relations expenditures ($47,160 compared to $nil) are the result of community relations activities in Spain by CRI. Stock based compensation costs ($98,864 compared to $nil) are related to the stock options that were issued and vested during the Current Year. Travel costs ($10,353 compared to $nil) are due to corporate travel costs for the purposes of evaluating properties and financing efforts. Wages and benefits ($13,123 compared to $nil) are costs incurred by CRI for its staff in Spain.

Exploration Update

Through its wholly-owned subsidiary CRI, the Company has a 100% interest in the historic Lomero-Poyatos project in southwest Spain, in the heart of the Iberian Pyrite Belt. CRI acquired the Lomero-Poyatos concessions from former owner, San Telmo Iberica Minera S.A., by way of an auction in the context of a liquidation proceeding.

The Lomero-Poyatos project is located in the northeast part of the Spanish/Portuguese (Iberian) pyrite belt which extends about 230 km between Seville in the east (in southern Spain) and the Atlantic coast near Lisbon in the west (in Portugal). Lomero-Poyatos is a poly-metallic, massive-sulphide deposit that is located on the northern limb of the San Telmo anticline, which is an east-west trending fold structure adjacent to a major thrust fault.

The Lomero-Poyatos mine produced about 2.6 Mt of pyrite ore, mostly by underground mining methods, for use as sulphuric acid feedstock, but has been closed for about 20 years. The site consists of a sealed vertical shaft and headgear that would need refurbishing. The Lomero open-pit mine is situated to the east of the shaft and the Poyatos open-pit mine is situated to the west of the shaft.

At the surface, there are two separate ore bodies – Lomero (east) and Poyatos (west) – that combine at depth to form a single deposit 900 metres in strike length. The average thickness of massive sulphide, based on drill-hole intersections, is about 7.5m, although the maximum thickness of the massive sulphide exceeds 20 m. The mineralization is known to extend at least 500 m downward.

The mineralization of the Lomero-Poyatos project consists of pyrite, tenantite, sphalerite, galena, chalcopyrite, minor arsenopyrite, barite, pyrrhotite and gold. There are some hematite-magnetite-rich bands.

Recent work on the project showed that the deposit contains at least three different ore types as follows:

Cupriferous Ore typically assaying 1.0% to 1.5% Cu with gold credits but with no Pb, Zn or Ag;

Arsenic/Pyrite Ore containing gold credits only; and

Massive sulphide Ore containing all three base-metals, with silver associated with lead and gold associated with sulphides, and some free gold.

Based on historical drill-hole data, it was concluded that the Lomero-Poyatos deposit contains an estimated geological open-pit Inferred Mineral Resource of 30.4 Mt averaging 2.31 g/t of gold, 46.56 g/t of silver, 0.67% copper, 0.67% lead, 2.35% zinc and 26.1% sulphur, accounting for the mined-out area, assuming an average SG of 3.3 and without application of any cut-off value.

Following the application of potential underground mining constraints, it was concluded that the deposit contains an estimated geological underground Inferred Mineral Resource of 6.07 Mt at 4.25 g/t of gold and 88.74 g/t of silver, after the application of a minimum intersection of 2m at 1 g/t Au and accounting for the mined-out area, assuming an average SG of 4.5.

Two phases of work have been recommended:

Phase 1 – Drilling Program, Metallurgical Testing and Scoping Study

A drilling program comprising 20,000 metres of HQ drill core should be carried out between July and September 2011. The core needs to be drilled, cut and assayed and the data collated. This core will provide feedstock for the scoping study metallurgical test work, requiring about 160 kg of core representing 30 metres of selected core intersections in late 2011 and should provide data for a pre-feasibility study which should take up to six months and be finished in 2012.

The estimated cost for Phase 1 will be €6,000,000 ($8,620,800).

Phase 2 – Pre-Feasibility Study

Phase 2 would be a standard pre-feasibility study which should be completed by the end of 2012. The pre-feasibility study would be contingent on the successful completion of and a positive result from the Phase 1 Scoping Study.

The estimated cost for Phase 2 will be €7,000,000 ($10,057,600).

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of the Company and is derived from the unaudited interim consolidated financial statements prepared by management. The Company’s interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

Quarter Ended	Revenues	Net loss	Net loss per share
December 31, 2010	$Nil	$408,031	$0.03
September 30, 2010	$Nil	$31,440	$0.00
June 30, 2010	$Nil	$375,162	$0.06
March 31, 2010	$Nil	$63,107	$631.07
December 31, 2009	$Nil	$1,059	$88.25
September 30, 2009	n/a	n/a	n/a
June 30, 2009	n/a	n/a	n/a
March 31, 2009	n/a	n/a	n/a

Quarterly results will vary in accordance with the Company’s property investigations, exploration and financing activities.

Mineral exploration is typically a seasonal business, and accordingly, the Company’s administrative expenses and cash requirements will fluctuate depending upon the season and the level of activity. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the Company’s activity levels and the size and scope of planned exploration projects will typically increase.

Another factor that affects the Company’s reported annual results are write-downs or write-offs of capitalized resource property costs. The Company will write-down or write-off capitalized resource property costs when exploration results indicate that no further work is warranted. The size and timing of these write-offs cannot typically be predicted in advance and will affect the Company’s quarterly and annual results, in some cases materially. The Company regularly reviews its resource properties to determine whether or not a write-down or write-off of capitalized resource property costs is required.

Liquidity and Capital Resources

The Company has experienced recurring operating losses and has accumulated an operating deficiency of $878,799 at December 31, 2010 (December 31, 2009 – $1,059) and has shareholders’ equity of $3,430,156 at December 31, 2010 (December 31, 2009 – deficiency of $1,058). The Company had working capital of $2,812,787 at December 31, 2010 (December 31, 2009 – working capital deficiency of $706,942). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year. The Company holds no asset backed commercial paper.

Cash used in operating activities during the current year totalled $343,528 (Comparative Year –$3,583). Costs relating to exploration and evaluation of the Lomero-Poyatos project, incorporation of the Company and for the general operation of the company are the main reasons for the higher use of cash in the current year.

Cash used in investing activities in the current year totalled $565,146 (Comparative Year – $nil) and was related to the acquisition of land and for the acquisition of mineral properties along with the purchase of office equipment.

Financing activities in the current year provided $3,232,716 (Comparative Year – $708,001) from the issuance of shares for private placements, net of share issuance costs.

The operating cash flow and profitability of the Company are affected by various factors, including the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however many of the factors affecting these risks are beyond the Company’s control.

The Company has no operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable mineral deposits. The mineral exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs, property investigations and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record and the experience and calibre of its management.

With working capital of $2,812,787 at the end of the Current Year, the Company believes it has sufficient funds to meet its planned administrative, corporate development and exploration activities over the next twelve months. Such expenditures do not include the €13 million in order to complete the Lomero-Poyatos pre-feasibility study. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

Risks and Uncertainties

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Resource acquisition, exploration, development, and operation is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the acquisition, exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property cannot accurately be predicted but the effect can be materially adverse.

The mineral industry is intensely competitive in all its phases. The Company competes with many other mineral exploration companies who have greater financial resources and technical capacity.

The market price of precious metals and other minerals is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

The Company’s directors and officers serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction.

Transactions with Related Parties

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

During the year, the Company issued 1,250,000 shares for goods and services provided by a director of the Company. The shares have been valued at $174,875.

During the year, the Company issued 375,000 shares for goods and services provided by a company with a director in common. The shares have been valued at $52,500.

The Company conducted no transactions with related parties in the Comparative Year.

Commitments

The Company has no commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Share Capital Information

The table below presents the Company’s share data and dilution calculation as of July 27, 2011.

			Number of
	Price	Expiry date	common shares
Common shares, issued and outstanding			34,334,812
Securities convertible into common shares
Options	$0.14	May 6, 2013	1,350,000
	$0.14	June 1, 2013	426,073
	$0.60	January 20, 2013	309,102
	C$0.10	February 28, 2016	1,272,138

Warrants	$0.14	May 5, 2013	214,643
	$0.60	December 22, 2013	215,933
	$0.40	June 1, 2013	1,080,672
Fully diluted			39,203,373

Private Placements

During the year ended December 31, 2010 the Company issued 6,528,510 common shares at a price of C$0.0001 per share as founder’s shares.

On May 13, 2010 the Company issued 6,792,854 common shares at a price of $0.14 per share for total proceeds of $951,000.

On November 22, 2010 the Company issued 500,000 common shares to an unrelated individual at a price of $0.14 per share for total proceeds of $70,000. The value of these shares was $0.60 and the difference of $230,000 was recorded in contributed surplus.

On December 22, 2010 the Company issued 5,500,319 common shares at a price of $0.60 for total proceeds of $3,300,200.

Shares for Services

On June 1, 2010 the Company issued 1,250,000 shares valued at $0.14 per share for goods and services provided by a director in common.

On July 5, 2010 the Company issued 375,000 shares valued at $0.14 per share for goods and services provided by a company with a director in common.

Stock Options

During the year ended December 31, 2010, the Company granted a total of 1,776,073 (2009 – Nil) stock options to certain directors, officers, employees. All of the options are exercisable for a period of three years from the date of grant, vesting immediately on the date of grant. The options granted had a total fair value of $98,864 (2009 - Nil) and an average grant-date fair value of $0.06 (2009 - Nil). For the Current Year, $98,864 (2009 - Nil) was expensed to stock-based compensation expense.

Warrants

During the year ended December 31, 2010, 430,576 warrants were issued to brokers related to the financings completed during the year. All of the warrants are exercisable for a period of three years from the date of grant. The warrants granted had a total fair value of $86,385 (2009 - Nil) and an average grant-date fair value of $0.20 (2009 - Nil). For the Current Year, $86,385 (2009 - Nil) was recorded as share issuance costs.

Changes in Accounting Policies

Significant accounting policies implemented during the Current Year

Mineral Properties

The Company acquired its mineral property and has not yet determined whether this property contain ore reserves that are economically recoverable.

Exploration and development costs are expensed until such time as reserves are proven and financing to complete development has been obtained. Acquisition costs of mineral properties and tangible development costs incurred thereon are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of mineral properties are, where necessary, written down to fair value if carrying value is not recoverable. Costs relating to properties abandoned are written off when the decision to abandon is made.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Asset Retirement Obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and adjusted for changes in the estimated future cash flows underlying any initial fair value measurements (an increase or decrease in asset retirement costs). The Company does not have asset retirement obligations as of December 31, 2009 or 2010.

Stock-based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. Accordingly, the fair value of the options at the measurement date is accrued and charged to operations over the vesting period, with the offsetting credit to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Income taxes

Future income taxes are recorded using the liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Management’s Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Significant areas of estimation relate to the assessment of impairment of mineral claim interests and related deferred exploration costs, future site restoration costs, the valuation of warrants and options. Actual results could differ from these estimates. By their nature, these estimates are subject to a degree of uncertainty, and the impact on the financial statements of future changes in such estimates could be material.

Recent Accounting Pronouncements Not Yet Adopted

PE GAAP Changeover Plan Disclosure

Effective January 1, 2011, the Company has elected to apply the standards in Part II of the CICA Accounting Handbook for private enterprises in accordance with Canadian generally accepted accounting principles ("PE GAAP"). The financial statements for the three months ended March 31, 2011 will be prepared in accordance with the accounting principles and provisions set out in FIRST-TIME ADOPTION, Section 1500, for first-time adopters of this basis of accounting.

No transitional differences were identified as result of the adoption of PE GAAP. Accordingly, the opening balance sheet as of January 1, 2010 is unchanged from the balance sheet previously presented as of December 31, 2009 in accordance with pre-changeover Canadian generally accepted accounting principles and no additional reconciliation of the opening balance sheet will be presented.

Fair Value of Financial and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, foreign exchange, commodity price or credit risks arising from the financial instruments. The Company may be exposed to liquidity risk such that the Company may not be able to meet its obligations as they fall due. The Company manages this risk by forecasting anticipated investing and financing activities.

Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Iberian’s general and administrative expenses and resource property costs is provided in the Company’s Audited Consolidated Statement of Loss contained in the Company’s Annual Audited Consolidated Financial Statements for December 31, 2010.

Approval

The Board of Directors of Iberian has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.

Iberian Resources Corp.
(“Iberian” or the “Company”)
Management Discussion and Analysis

 For the three months ended March 31, 2011

The following management discussion and analysis (the “MD&A”) of the Company has been prepared as of July 27, 2011 and should be read in conjunction with the Company’s unaudited interim financial statements for the three months ended March 31, 2011 and the Company’s audited financial statements for the year ended December 31, 2010. All financial information has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and all amounts disclosed are in United States dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, the average grade of such resources, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Any Forward-Looking Statements contained herein represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

Nature of Business

Iberian is a Canadian-based junior exploration stage company that is engaged principally in the acquisition, exploration and development of mineral properties on the Iberian Peninsula. Through its wholly-owned subsidiary, Corporación Recursos Iberia SL (“CRI”), the Company has a 100% interest in the historic Lomero-Poyatos project in southwest Spain, about 110 km northeast of Seville, in the heart of the Iberian Pyrite Belt.

The Company completed a share exchange agreement (the “Share Exchange Agreement”) dated March 18, 2011 with Vintage Mining Corp. (“Vintage”), a private company incorporated in British Columbia, Canada, pursuant to which the Company issued 12,721,362 common shares at a deemed price of $0.60 per common share in exchange for all of the issued and outstanding shares of Vintage. The Share Exchange Agreement was completed on April 12, 2011, and on May 17, 2011, Iberian and Vintage were amalgamated under the Business Corporations Act (British Columbia) and a new company was formed, being Iberian Resources Corp.

Vintage, through its wholly-owned Portuguese subsidiary, Almada Mining SA (“Almada”), holds a 100% interest in the Banjas mining concession, located in the northern part of Portugal. Almada has recently applied for an experimental exploitation license for the Banjas project and expects, prior to the end of 2011, to deliver a full feasibility study and EIS as part of the requirements for a definitive mining concession.

Vintage also holds a 100% ownership position in its Spanish affiliate, S.C. Andalucía Mining, S.L. (“SCA”), who has several pending requests for exploration licenses in the Iberian pyrite belt, namely the Hornitos and Bollulos concessions.

On May 18, 2011, the Company entered into a definitive agreement (the “Amalgamation Agreement”) relating to an amalgamation between the Company, Petaquilla Minerals Ltd. (“Petaquilla”, which is a TSX listed company) and Petaquilla’s wholly owned subsidiary, Petaquilla Holdings Ltd., whereby the Company and Petaquilla Holdings Ltd. will amalgamate and continue as a wholly-owned subsidiary of Petaquilla. Under the terms of the Amalgamation Agreement, Petaquilla will acquire each outstanding share of Iberian in exchange for 1.3 common shares of Petaquilla, valuing the transaction at approximately $30 million.

Highlights for the three months ended March 31, 2011

During the three months ended March 31, 2011, Iberian continued its efforts toward the amalgamation with Vintage and the Definitive Agreement with Petaquilla Minerals Ltd.

Regarding financing activities, during the three months ended March 31, 2011, the Company raised gross proceeds of $400,000 from the issuance of shares for private placements, less share issuance costs of $5,557. The Company’s working capital at March 31, 2011 was $2,893,179 consisting mostly of cash and receivables.

Subsequent events

Upon the completion of the Share Exchange Agreement on April 12, 2011, the Company granted, on the basis of two Vintage stock options for every one Iberian’s stock option, 1,272,138 stock options to the former option holders of Vintage, each exercisable into one common share at an exercise price of CAD$0.10 per common share, expiring on February 28, 2016. On May 17, 2011, Iberian and Vintage were amalgamated under the Business Corporations Act (British Columbia) and a new company was formed, being Iberian Resources Corp.

On April 20, 2011, the Company issued 1,080,672 warrants to a director of the Company each exercisable into one common share at an exercise price of $0.40 per common share for a period expiring on June 1,

2013, for his efforts in organizing the Company and its founding shareholders and for securing the Lomero-Poyatos property.

On May 18, 2011, the Company has entered into the Amalgamation Agreement with Petaquilla, pursuant to which Petaquilla proposes to acquire all of the outstanding shares of Iberian (the "Proposed Transaction") by way of a three-cornered amalgamation between Iberian, Petaquilla and Petaquilla’s wholly-owned subsidiary Petaquilla Holdings Ltd. (“PTQ Newco”). Pursuant to the terms of the Amalgamation Agreement, Iberian and PTQ Newco will amalgamate and continue as a wholly-owned subsidiary of Petaquilla. It is proposed that each common share of Iberian will be exchanged for 1.3 common shares of Petaquilla, which will result in 44,635,255 additional shares being issued by Petaquilla, valuing the transaction at approximately $30 million. This is below $53.5 million which Behre Dolbear International Limited ("Behre Dolbear") concluded is an appropriate current value for the Lomero-Poyatos project as set out in the Technical Report. Petaquilla currently has 176,379,501 common shares issued and outstanding.

Iberian currently has 1,511,248 warrants outstanding, each of which is exercisable for one common share of Iberian at exercise prices in the range of $0.14 to $0.60 per common share. Subject to the terms of the warrants and applicable law, the Amalgamation Agreement provides that upon the issuance of a certificate of amalgamation by the Register of Companies for British Columbia, each Iberian warrant issued to (i) non-insiders of Iberian, being 430,576 warrants, will be exercisable for 1.3 common shares of Petaquilla; and (ii) insiders of Iberian, being 1,080,672 warrants, will be exercisable for one common share of Petaquilla, all for the same exercise price currently provided for under the original Iberian warrant.

Iberian currently has options outstanding for the purchase of an aggregate of 3,357,313 common shares of Iberian at exercise prices in the range of CDN$0.10 to US$0.60 per common share. Following the closing of the Amalgamation Agreement, upon the issuance of a certificate of amalgamation by the Register of Companies for British Columbia, and subject to obtaining all necessary approvals, it is anticipated that such options will become options to purchase an aggregate of 3,357,313 common shares of Petaquilla at the exercise prices currently provided for under the current Iberian options.

Lomero-Poyatos Project

Behre Dolbear was commissioned to review the Lomero-Poyatos project in southwest Spain and to prepare a National Instrument 43-101 ("NI 43-101") compliant technical report (the “Technical Report”) in connection with the aforementioned transaction. The Technical Report was filed on SEDAR by Petaquilla on August 2, 2011.

Lomero-Poyatos is a poly-metallic, massive-sulphide deposit that is located on the northern limb of the San Telmo anticline, which is an east-west trending fold structure adjacent to a major thrust fault. The deposit has an east-northeast strike and dips to the north. At the surface, there are two separate ore bodies - Lomero (east) and Poyatos (west) - that combine at depth to form a single deposit 900 metres in strike length. The average thickness of massive sulphide, based on drill-hole intersections, is about 7.5 metres, although the maximum thickness of massive sulphide exceeds 20 metres. The mineralization is known to extend at least 500 metres down dip.

Recent (April 2011) work carried out at the University of Madrid showed that the deposit contains at least three different ore types as follows:

  Cupriferous Ore typically assaying 1.0% to 1.5% copper (Cu) with gold credits but with no lead (Pb), zinc (Zn) or silver (Ag);

  Arsenic/Pyrite Ore containing gold credits only; and

  Massive sulphide Ore containing all three base-metals, with silver associated with lead and gold associated with sulphides, and some free gold.

The Lomero-Poyatos mine previously produced about 2.6 Mt of pyrite ore, mostly by underground mining methods. The Lomero-Poyatos deposit is at the exploration stage and the mineral resource estimate is based on historical data and relatively wide-spaced drilling. Therefore, the mineral resource is categorized as an Inferred Mineral Resource.

Mineral Resource Estimate

The approximate size of the Lomero-Poyatos deposit, based mainly on historical drill-hole data, has been estimated by three independent consultants in the past nine years. The results are summarized below as two separate scenarios, namely open-pit and underground.

Open-pit Scenario:

  SRK (2002) Inferred Mineral Resource: at a €50 value cut-off = 20.6 Mt at 3.1 g/t Au, 69.9 g/t Ag, 3.3% Zn, 1.2% Cu, 1.2% Pb. Containing 2.1 Moz Au.

  Gemcom (2010) Inferred Mineral Resource: at 1 g/t Au cut-off grade = 20.9 Mt at 3.08 g/t Au, 62.38 g/t Ag, 2.5% Zn, 0.7% Cu, 0.7% Pb. Containing 2.07 Moz Au.

Underground Scenario:

  SRK (2002) Indicated Mineral Resource: at a €70 value cut-off = 1.85 Mt at 3.4 g/t Au, 52 g/t Ag, 0.8% Cu, 1.4% Pb, 2.3% Zn. Containing 0.203 Moz Au.

  WAI (2006) Indicated Mineral Resource: at 1.5g/t Au cut-off = 3.71Mt at 3.26 g/t Au, 27.9 g/t Ag, 0.87% Cu, 1.16% Pb, 1.57% Zn. Containing 0.39 Moz Au.

  Gemcom (2011) Inferred Mineral Resource: at 1 g/t Au cut-off grade = 6.07 Mt at 4.25 g/t Au, 88.74 g/t Ag. Containing 0.83 Moz Au.

Recommendations

As a consequence of the mineral diversity, the geological and mineralogical domains need to be defined so as to provide separate tonnage and grade estimates for each of the ore types. Representative metallurgical samples need to be extracted from each of these ore type domains for metallurgical testing. In addition, further validation of the nature and distribution of the gold, silver, copper, lead and zinc mineralization is required, in order that the Inferred Mineral Resources can be upgraded.

The NI 43-101 Technical Report recommends that additional drilling (totalling 40,000 metres) be carried out, including some duplicate drill-holes, twinning selected surveyed historical holes, in order to cross-correlate the historical data with confirmatory data and some additional drill-holes to better define the physical extent of the solid at depth and along strike.

It is proposed to achieve this in two stages: as a stage 1 drilling programme and scoping study and a stage 2 pre-feasibility study with further drilling and test-work.

Proposed Transaction with Petaquilla Minerals Ltd.

On May 18, 2011, the Company entered into the Amalgamation Agreement with Petaquilla, pursuant to which Petaquilla proposes to acquire all of the outstanding shares of Iberian (the "Proposed Transaction") by way of a three-cornered amalgamation between Iberian, Petaquilla and Petaquilla’s wholly-owned subsidiary Petaquilla Holdings Ltd. (“PTQ Newco”). Pursuant to the terms of the Amalgamation Agreement, Iberian and PTQ Newco will amalgamate and continue as a wholly-owned subsidiary of Petaquilla. It is proposed that each common share of Iberian will be exchanged for 1.3 common shares of Petaquilla, which will result in 44,635,255 additional shares being issued by Petaquilla, valuing the transaction at approximately $30 million. This is below $53.5 million which Behre Dolbear International Limited ("Behre Dolbear") concluded is an appropriate current value for the Lomero-Poyatos project as set out in the Technical Report. Petaquilla currently has 176,379,501 common shares issued and outstanding.

Iberian currently has 1,511,248 warrants outstanding, each of which is exercisable for one common share of Iberian at exercise prices in the range of $0.14 to $0.60 per common share. Subject to the terms of the warrants and applicable law, the Amalgamation Agreement provides that each Iberian warrant issued to (i) non-insiders of Iberian, being 430,576 warrants, will be exercisable for 1.3 common shares of Petaquilla; and (ii) insiders of Iberian, being 1,080,672 warrants, will be exercisable for one common share of Petaquilla, all for the same exercise price currently provided for under the original Iberian warrant.

Iberian currently has options outstanding for the purchase of an aggregate of 3,357,313 common shares of Iberian at exercise prices in the range of CDN$0.10 to US$0.60 per common share. Following the closing of the Amalgamation Agreement, subject to obtaining all necessary approvals, it is anticipated that such options will become options to purchase an aggregate of 3,357,313 common shares of Petaquilla at the exercise prices currently provided for under the current Iberian options.

The Proposed Transaction is subject to, among other things, obtaining the appropriate approvals from the Toronto Stock Exchange and shareholders of both Petaquilla and Iberian.

Petaquilla is holding a special meeting of its shareholders on August 31, 2011 for the purpose of obtaining shareholder approval to proceed with the Amalgamation. The Iberian Shareholders have approved the Amalgamation by way of a written resolution. Additionally, the acquisition remains subject to regulatory approvals, although conditional approval has been received from the Toronto Stock Exchange. Assuming all such approvals are obtained, the Amalgamation is expected to be effected on or about September 1, 2011.

The Proposed Transaction is part of a previously defined strategy for geographical diversification of Petaquilla, particularly focused on building a strong presence in mining-friendly jurisdictions of recognized mineralization potential.

The Company recognizes the benefits of joining a world class gold producer and its privileged access to management expertise, technological know-how and capital markets.

Results of Operations

Three months ended March 31, 2011

The Company incurred a loss of $340,175 for the three months ended March 31, 2011 (“Current Quarter”) as compared with a loss of $63,107 for the three months ended March 31, 2010 (“Comparative

Quarter”). The $277,068 increase in loss for the Current Quarter over the Comparative Quarter is due to the Company’s efforts toward the amalgamation with Vintage and the Definitive Agreement with Petaquilla.

Bank charges ($1,132 compared to $275) relate to the number and frequency of electronic funds transfers through the Company’s accounts. Exploration and evaluation fees ($128,546 compared to $nil) are related to professionals contracted by CRI to evaluate the Lomero-Poyatos project. Office expenses ($15,821 compared to $nil) relate to the administrative costs and rent in CRI. Professional fees ($91,727 compared to $62,848) relate to work performed by legal counsel relative to the general requirements of a public company, as well as audit and accounting fees. No property acquisition costs ($nil compared to $nil). Salaries and benefits ($7,528 compared to $nil) amounts paid by CRI for administrative salaries in Spain. Social & community relations expenditures ($156,796 compared to $nil) are the result of community relations activities in Spain by CRI. Stock based compensation costs ($60,741 compared to $nil) are related to the stock options that were issued and vested during the Current Quarter. Travel costs ($3,457 compared to $nil) are due to the travel requirements of CRI.

Exploration Update

Through its wholly-owned subsidiary CRI, the Company has a 100% interest in the historic Lomero-Poyatos project in southwest Spain, in the heart of the Iberian Pyrite Belt. CRI acquired the Lomero-Poyatos concessions from former owner, San Telmo Iberica Minera S.A., by way of an auction in the context of a liquidation proceeding.

The Lomero-Poyatos project is located in the northeast part of the Spanish/Portuguese (Iberian) pyrite belt which extends about 230 km between Seville in the east (in southern Spain) and the Atlantic coast near Lisbon in the west (in Portugal). Lomero-Poyatos is a poly-metallic, massive-sulphide deposit that is located on the northern limb of the San Telmo anticline, which is an east-west trending fold structure adjacent to a major thrust fault.

The Lomero-Poyatos mine produced about 2.6 Mt of pyrite ore, mostly by underground mining methods, for use as sulphuric acid feedstock, but has been closed for about 20 years. The site consists of a sealed vertical shaft and headgear that would need refurbishing. The Lomero open-pit mine is situated to the east of the shaft and the Poyatos open-pit mine is situated to the west of the shaft.

At the surface, there are two separate ore bodies – Lomero (east) and Poyatos (west) – that combine at depth to form a single deposit 900 metres in strike length. The average thickness of massive sulphide, based on drill-hole intersections, is about 7.5m, although the maximum thickness of the massive sulphide exceeds 20 m. The mineralization is known to extend at least 500 m downward.

The mineralization of the Lomero-Poyatos project consists of pyrite, tenantite, sphalerite, galena, chalcopyrite, minor arsenopyrite, barite, pyrrhotite and gold. There are some hematite-magnetite-rich bands.

Recent work on the project showed that the deposit contains at least three different ore types as follows:

Cupriferous Ore typically assaying 1.0% to 1.5% Cu with gold credits but with no Pb, Zn or Ag;

Arsenic/Pyrite Ore containing gold credits only; and

Massive sulphide Ore containing all three base-metals, with silver associated with lead and gold associated with sulphides, and some free gold.

Based on historical drill-hole data, it was concluded that the Lomero-Poyatos deposit contains an estimated geological open-pit Inferred Mineral Resource of 30.4 Mt averaging 2.31 g/t of gold, 46.56 g/t of silver, 0.67% copper, 0.67% lead, 2.35% zinc and 26.1% sulphur, accounting for the mined-out area, assuming an average SG of 3.3 and without application of any cut-off value.

Following the application of potential underground mining constraints, it was concluded that the deposit contains an estimated geological underground Inferred Mineral Resource of 6.07 Mt at 4.25 g/t of gold and 88.74 g/t of silver, after the application of a minimum intersection of 2m at 1 g/t Au and accounting for the mined-out area, assuming an average SG of 4.5.

Two phases of work have been recommended:

Phase 1 – Drilling Program, Metallurgical Testing and Scoping Study

A drilling program comprising 20,000 metres of HQ drill core should be carried out between July and September 2011. The core needs to be drilled, cut and assayed and the data collated. This core will provide feedstock for the scoping study metallurgical test work, requiring about 160 kg of core representing 30 metres of selected core intersections in late 2011 and should provide data for a pre-feasibility study which should take up to six months and be finished in 2012.

The estimated cost for Phase 1 will be €6,000,000 ($8,620,800).

Phase 2 – Pre-Feasibility Study

Phase 2 would be a standard pre-feasibility study which should be completed by the end of 2012. The pre-feasibility study would be contingent on the successful completion of and a positive result from the Phase 1 Scoping Study.

The estimated cost for Phase 2 will be €7,000,000 ($10,057,600).

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of the Company and is derived from the unaudited interim consolidated financial statements prepared by management. The Company’s interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

Quarter Ended	Revenues	Net loss	Net loss per share
March 31, 2011	$Nil	$340,175	$0.02
December 31, 2010	$Nil	$408,031	$0.03
September 30, 2010	$Nil	$31,440	$0.00
June 30, 2010	$Nil	$375,162	$0.06
March 31, 2010	$Nil	$63,107	$631.07
December 31, 2009	$Nil	$1,059	$88.25
September 30, 2009	n/a	n/a	n/a
June 30, 2009	n/a	n/a	n/a

Quarterly results will vary in accordance with the Company’s property investigations, exploration and financing activities.

Mineral exploration is typically a seasonal business, and accordingly, the Company’s administrative expenses and cash requirements will fluctuate depending upon the season and the level of activity. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the Company’s activity levels and the size and scope of planned exploration projects will typically increase.

Another factor that affects the Company’s reported annual results are write-downs or write-offs of capitalized resource property costs. The Company will write-down or write-off capitalized resource property costs when exploration results indicate that no further work is warranted. The size and timing of these write-offs cannot typically be predicted in advance and will affect the Company’s quarterly and annual results, in some cases materially. The Company regularly reviews its resource properties to determine whether or not a write-down or write-off of capitalized resource property costs is required.

Liquidity and Capital Resources

The Company has experienced recurring operating losses and has accumulated an operating deficiency of $1,218,974 at March 31, 2011 (December 31, 2010 – $878,799) and has shareholders’ equity of $3,545,165 at March 31, 2011 (December 31, 2010 –$3,430,156). The Company had working capital of $2,893,060 at March 31, 2011 (December 31, 2010 –$2,812,787). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year. The Company holds no asset backed commercial paper.

Cash used in operating activities during the current quarter totalled $148,760 (Comparative Quarter – $59,062). Costs relating to the general operation of the company are the main reasons for the higher use of cash in the current quarter.

Cash used in investing activities in the current quarter totalled $34,972 (Comparative Quarter – $nil) and was related to the deferred acquisition costs of Vintage along with the purchase of office equipment.

Financing activities in the current quarter provided $436,443 (Comparative Quarter – $161,000) from the issuance of shares for private placements, net of share issuance costs.

The operating cash flow and profitability of the Company are affected by various factors, including the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however many of the factors affecting these risks are beyond the Company’s control.

The Company has no operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable mineral deposits. The mineral exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs, property investigations and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record and the experience and calibre of its management.

With working capital of $2,893,060 at the end of the Current Quarter, the Company believes it has sufficient funds to meet its planned administrative, corporate development and exploration activities over the next twelve months. Such expenditures do not include the €13 million in order to complete the Lomero-Poyatos pre-feasibility study. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

Risks and Uncertainties

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Resource acquisition, exploration, development, and operation is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the acquisition, exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property cannot accurately be predicted but the effect can be materially adverse.

The mineral industry is intensely competitive in all its phases. The Company competes with many other mineral exploration companies who have greater financial resources and technical capacity.

The market price of precious metals and other minerals is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

The Company’s directors and officers serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction.

Transactions with Related Parties

The Company conducted no transactions with related parties in the Current Quarter or in the Comparative Quarter.

Commitments

The Company has no commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Share Capital Information

The table below presents the Company’s share data and dilution calculation as of July 27, 2011.

	Price	Expiry date	Number of common shares
Common shares, issued and outstanding			34,334,812
Securities convertible into common shares
Options	$0.14	May 6, 2013	1,350,000
	$0.14	June 1, 2013	426,073
	$0.60	January 20, 2013	309,102
	$0.10	February 28, 2016	1,272,138

Warrants	$0.14	May 5, 2013	214,643
	$0.60	December 22, 2013	215,933
	$0.40	June 1, 2013	1,080,672
Fully diluted			39,203,373

Private Placements

During the three months ended March 31, 2011 the Company issued 666,667 common shares at a price of $0.60 for total proceeds to the Company of $400,000.

The Company also received $42,000 for common shares that were issued in a prior period.

Stock Options

During the three months ended March 31, 2011, the Company granted a total of 309,102 (2010 – Nil) stock options to certain directors, officers, employees. All of the options are exercisable for a period of two years from the date of grant, vesting immediately on the date of grant. The options granted had a total fair value of $60,741 (2010 - Nil) and an average grant-date fair value of $0.20 (2010 - Nil). For the Current Quarter, $60,741 (2010 - Nil) has been expensed to stock-based compensation expense.

Warrants

No new warrants were granted during the three months ended March 31, 2011.

Recent Accounting Pronouncements Not Yet Adopted

PE GAAP Changeover Plan Disclosure

Effective January 1, 2011, the Company elected to apply the standards in Part II of the CICA Accounting Handbook for private enterprises in accordance with Canadian generally accepted accounting principles ("PE GAAP"). These consolidated financial statements and accompanying notes for the three months ended March 31, 2011 have been prepared in accordance with the accounting principles and provisions set out in FIRST-TIME ADOPTION, Section 1500, for first-time adopters of this basis of accounting.

No transitional differences were identified as result of the adoption of PE GAAP. Accordingly, the opening balance sheet as of January 1, 2010 is unchanged from the balance sheet previously presented as of December 31, 2009 in accordance with pre-changeover Canadian generally accepted accounting principles and no additional reconciliation of the opening balance sheet will be presented.

Fair Value of Financial and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, foreign exchange, commodity price or credit risks arising from the financial instruments. The Company may be exposed to liquidity risk such that the Company may not be able to meet its obligations as they fall due. The Company manages this risk by forecasting anticipated investing and financing activities.

Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Iberian’s general and administrative expenses and resource property costs is provided in the Company’s unaudited interim consolidated statement of loss and comprehensive loss contained in the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2011.

Approval

The Board of Directors of Iberian has approved the disclosure contained in this quarterly MD&A. A copy of this quarterly MD&A will be provided to anyone who requests it.

APPENDIX “E”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

PETAQUILLA MINERALS LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2011

(Unaudited)

(Expressed in U.S. dollars)

PETAQUILLA MINERALS LTD.
Pro Forma Consolidated Balance Sheet
February 28, 2011
(Unaudited)
(Expressed in U.S. dollars)

	Petaquilla	Iberian	Pro forma	Note	Pro forma
	Minerals Ltd.	Resources Corp.	adjustments		Consolidated
Assets
Cash and cash equivalents	$6,215,973	$3,281,171	$-	3 (a), (b)	$9,497,144
Short term investments	140,000	-	-		140,000
Receivables	463,298	174,646	-		637,944
Inventory	5,387,401	-	-		5,387,401
Prepaid expenses	200,031	19,307	-		219,338
Total current assets	12,406,703	3,475,124	-		15,881,827

Restricted cash	357,206	-	-		357,206
Long term investments	2,300,000	-	-		2,300,000
Long term stockpile inventory	4,515,867	-	-		4,515,867
Advances to suppliers	2,375,320	-	-		2,375,320
Other assets	1,745,986	32,090	-		1,778,076
Property, plant and equipment	9,869,696	3,571	-		9,873,267
Mineral properties	63,895,827	616,444	38,964,732	2	103,207,003
Total assets	$97,466,605	$4,127,229	$38,964,732		$140,288,566

Liabilities
Accounts payable and accrued liabilities	$26,321,395	$582,064	$700,000	2	$27,603,459
Current portion of obligations under capital leases	1,384,245	-	-		1,384,245
Current portion of long-term debt	237,681	-	-		237,681
Current portion of deferred revenue	7,757,689	-	-		7,757,689
Senior secured notes	259,638	-	-		259,638
Convertible senior secured notes	329,911	-	-		329,911
Total current liabilities	36,290,559	582,064	700,000		37,572,623

Long term debt	1,002,459	-	-		1,002,459
Senior secured notes	3,265,515	-	-		3,265,515
Convertible senior secured notes	4,149,355	-	-		4,149,355
Deferred revenue	35,891,973	-	-		35,891,973
Future income tax liabilities	-	-	9,673,683	2	9,673,683
Asset retirement obligation	4,968,236	-	-		4,968,236
Total liabilities	85,568,097	582,064	10,373,683		96,523,844

Non-controlling interest	-	-	3,729,631	3 (a), (b), (c)	3,729,631

Shareholders’ equity
Share Capital	128,831,778	4,748,149	24,711,120	2	158,291,047
Treasury shares	(122,193)	-	(6,235,485)	3 (c)	(6,357,678)
Warrants	28,697,255	86,385	601,707	2	29,385,347
Contributed surplus	16,818,532	(70,395)	1,789,248	2	18,537,385
Equity component of convertible senior secured notes	495,121	-	-		495,121
Accumulated comprehensive loss	(6,733,242)	-	-		(6,733,242)

Deficit	(156,088,743)	(1,218,974)	3,724,828	2, 3 (a), (b), (c)	(153,582,889)
Total shareholders’ equity	11,898,508	3,545,165	24,591,418		40,035,091

Total liabilities and shareholders’ equity	$97,466,605	$4,127,229	$38,964,732		$140,288,566

- The accompanying notes are an integral part of these pro forma consolidated financial statements -

PETAQUILLA MINERALS LTD.
Pro Forma Consolidated Statements of Operations and Comprehensive Loss
For the nine months ended February 28, 2011
(Unaudited)
(Expressed in U.S. dollars)

	Petaquilla	Iberian	Pro forma	Note	Pro forma
	Minerals Ltd.	Resources Corp.	Adjustments		Consolidated

METAL SALES	$51,903,005	$-	$-		$51,903,005
COST OF SALES	(30,658,673)	-	-		(30,658,673)
AMORTIZATION AND DEPLETION	(7,898,534)	(513)	-		(7,899,047)
	13,345,798	(513)	-		13,345,285

Expenses
Accounting and legal	1,336,710	236,028	-		1,572,738
Accretion of asset retirement obligation	269,586	-	-		269,586
Consulting fees	565,319	-	-		535,319
Filing fees	7,483	1,535	-		9,018
Investor relations and shareholder information	559,821	-	-		559,821
Office administration	1,603,518	34,276	-		1,637,794
Rent	86,524	-	-		86,524
Donations and community relations	1,215,521	192,996	-		1,408,517
Exploration and development costs	6,624,851	324,190	-		6,949,041
Stock-based compensation	822,939	60,741	-		883,680
Travel	556,948	13,810	-		570,758
Transaction fees on forward sale agreement	2,061,632	-	-		2,061,632
Debt issuance costs	301,769	-	-		301,769
Wages and benefits	2,695,250	20,651	-		2,715,901
Total Expenses	(18,707,871)	(884,227)	-		(19,592,098)

Foreign exchange gain (loss)	258,038	101,104	-		359,142
Interest income	62,069	3,990	-		66,059
Interest on long-term debt	(218,072)	-	-		(218,072)
Cost associated with forward sales agreement	(399,662)	-	-		(399,662)
Power and drilling services	3,153,394	-	-		3,153,394
Mark-to-market income (loss) on senior secured notes and convertible senior secured notes	(6,825,419)	-	-		(6,825,419)

Loss and comprehensive loss for the period	$(9,331,725)	$(779,646)	$-		$(10,111,371)

Net earnings/(loss) per share	$(0.06)				$(0.05)

Weighted average number of shares outstanding	156,821,365				196,027,271

- The accompanying notes are an integral part of these pro forma consolidated financial statements -

PETAQUILLA MINERALS LTD.
Pro Forma Consolidated Statements of Operations and Comprehensive Loss
For the year ended May 31, 2010
(Unaudited)
(Expressed in U.S. dollars)

	Petaquilla	Iberian	Pro forma	Note	Pro forma
	Minerals Ltd.	Resources Corp.	Adjustments		Consolidated
METAL SALES	$27,827,935	$-	$-		$27,827,935
COST OF SALES	(16,523,160)	-	-		(16,523,160)
AMORTIZATION AND DEPLETION	(4,839,420)	-	-		(4,839,420)
	6,465,355	-	-		6,465,355

Expenses
Accounting and legal	1,775,357	91,934	-		1,867,291
Accretion of asset retirement obligation	325,287	-	-		325,287
Consulting fees	663,796	174,875	-		838,671
Filing fees	64,303	-	-		64,303
Investor relations and shareholder information	502,690	-	-		502,690
Office administration	1,609,746	2,690	-		1,612,436
Rent	119,920	-	-		119,920
Donations and community relations	1,240,479	10,960	-		1,251,439
Exploration and development costs	4,304,303	25,793	-		4,330,096
Stock-based compensation	1,351,106	98,864	-		1,449,970
Travel	906,989	-	-		906,989
Debt issuance costs	613,244	-	-		613,244
Wages and benefits	3,428,470	-	-		3,428,470
Total Expenses	(16,905,690)	(405,116)	-		(17,310,806)

Foreign exchange gain (loss)	(93,159)	(34,236)	-		(127,395)
Interest income	52,394	24	-		52,418
Interest on long-term debt	(501,574)	-	-		(501,574)
Redemption loss on senior secured notes	(240,000)	-	-		(240,000)
Power and drilling services	90,000	-	-		90,000
Mark-to-market income (loss) on senior secured notes and convertible senior secured notes	(15,849,408)	-	-		(15,849,408)

Loss and comprehensive loss for the year	$(26,982,082)	$(439,328)	$-		$(27,421,410)

Net earnings/(loss) per share	$(0.25)				$(0.19)

Weighted average number of shares outstanding	107,740,441				146,946,347

- The accompanying notes are an integral part of these pro forma consolidated financial statements -

PETAQUILLA MINERALS LTD.
Notes to the Pro Forma Consolidated Financial Statements
As at February 28, 2011
(Unaudited)
(Expressed in U.S. dollars)

1 .	Basis of presentation

The unaudited pro forma consolidated balance sheet of Petaquilla Minerals Ltd. (“Petaquilla” or “the Company”) as at February 28, 2011 and unaudited pro forma consolidated statements of operations and comprehensive loss for the year ended May 31, 2010 and the nine months ended February 28, 2011 have been prepared by management of Petaquilla to show the effect of the proposed acquisition of all of the outstanding common shares and common share equivalents of Iberian Resources Corp. (“Iberian”) pursuant to an amalgamation agreement dated May 18, 2011 (the “Amalgamation”) between Petaquilla, Petaquilla’s wholly-owned subsidiary Petaquilla Holdings Ltd. (“PTQ Newco”) and Iberian. Petaquilla and Iberian have certain directors, officers, and shareholders in common. Accordingly, this Amalgamation is considered to be a related party transaction. All amounts have been reported at the exchange amounts in accordance with CICA Handbook Section 3840 Related Party Transactions. This section requires that where a related party transaction has commercial substance and that is not in the normal course of business, the transaction be measured at the exchange amount when the change in the ownership interests in the item transferred or the benefit of a service provided is substantive and the exchange amount is supported by independent evidence, which is consistent with the facts of the Amalgamation.

The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the Amalgamation pursuant to the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The proposed acquisition of Iberian’s net assets by Petaquilla has been accounted for under Canadian Generally Accepted Accounting Principles as if the Amalgamation had been completed as of June 1, 2009 for the unaudited pro forma consolidated statements of operations and comprehensive loss and as of February 28, 2011 for the unaudited pro forma consolidated balance sheet. Petaquilla’s fiscal year end is May 31, whereas Iberian’s fiscal year end is December 31.

These unaudited pro forma consolidated financial statements have been compiled from the following historical information and include:

a)	The unaudited consolidated balance sheet of Petaquilla as at February 28, 2011;

b)	The unaudited consolidated balance sheet of Iberian at March 31, 2011 as it is within the regulatory time period allowed of 93 days of Petaquilla’s period end.

c)	An unaudited pro forma consolidated statement of operations and comprehensive loss for the year ended May 31, 2010 combining:

i.	the audited consolidated statement of operations and comprehensive loss of Petaquilla for the year ended May 31, 2010; and
ii.	the audited consolidated statement of loss, comprehensive loss and deficit of Iberian for the year ended December 31, 2009; combined with:

i.	the unaudited consolidated statement of loss and deficit of Iberian for the three months ended March 31, 2010; and
ii.
adjustments to Iberian’s statement of loss and deficit for the three month period from April 1, 2010 to June 30, 2010 to bring Iberian’s year end within the regulatory time period of 93 days from Petaquilla’s year end (i.e. the period from inception, November 17, 2009 to June 30, 2010 of Iberian).

1.	Basis of presentation (cont’d)

d)	An unaudited pro forma consolidated statement of operations and comprehensive loss for the nine months ended February 28, 2011 combining:

i.	the unaudited consolidated statement of operations and comprehensive loss of Petaquilla for the nine months ended February 28, 2011 and
ii.
the unaudited consolidated statement of loss and deficit of Iberian for the three month period ended March 31, 2011 combined with the audited consolidated statement of loss, comprehensive loss and deficit of Iberian for the year ended December 31, 2010 adjusted to remove the six month period from January 1, 2010 to June 30, 2010 (i.e. a nine month period ended March 31, 2011 of Iberian).

The unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the Amalgamation had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. Actual amounts recorded upon consummation of the Amalgamation will likely differ from those recorded in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are presented in United States dollars.

The unaudited pro forma consolidated financial statements have been derived from and should be read in conjunction with the audited financial statements of Petaquilla for the year ended May 31, 2010 and the unaudited interim financial statements of Petaquilla for the nine month period ended February 28, 2011 incorporated by reference, as well as the audited financial statements of Iberian for the year ended December 31, 2010 and the unaudited interim financial statements of Iberian for the three month period ended March 31, 2011 included herein.

The significant accounting policies used in preparing the unaudited pro forma consolidated financial statements are set out in Petaquilla’s consolidated financial statements for the year ended May 31, 2010. The unaudited interim financial statements of Iberian for the three month period ended March 31, 2011 are in accordance with Canadian accounting standards for private enterprises. There were no adjustments required to Iberian’s financial statements as there were no differences in the accounting policies in relation to Petaquilla’s.

2.	Acquisition of Iberian

Pursuant to the Amalgamation, Petaquilla proposes to acquire all of the outstanding common shares and common share equivalents of Iberian by way of a three-cornered amalgamation between Petaquilla, PTQ Newco and Iberian. Pursuant to the terms of the Amalgamation, Iberian and PTQ Newco will amalgamate and continue as a wholly-owned subsidiary of Petaquilla. Iberian has 34,334,812 shares outstanding as of July 25, 2011 and the Company has agreed to issue to the Iberian shareholders a total of 44,635,255 shares, which is an exchange ratio of 1.3 shares of the Petaquilla for every one Iberian share held.

2.	Acquisition of Iberian (cont’d)

As of July 25, 2011, Iberian has 1,511,248 warrants outstanding, each of which is exercisable for one common share of Iberian at exercise prices in the range of $0.14 to $0.60 per common share. Subject to the terms of the warrants and applicable law, the Amalgamation provides that each Iberian warrant issued to (i) non-insiders of Iberian, being 430,576 warrants, shall entitle the holders to receive 1.3 common shares of Petaquilla; and (ii) insiders of Iberian, being 1,080,672 warrants, shall entitle the holders to receive one common share of Petaquilla, upon issuance of a certificate of amalgamation by the Register of Companies for British Columbia, all for the same exercise price provided under the original Iberian warrant. As a result, the maximum number of common shares of Petaquilla issuable upon the exercise of Iberian warrants pursuant to the Amalgamation is 1,640,420 shares (subject to customary anti-dilution adjustments).

As of July 25, 2011, Iberian has 3,357,313 options outstanding for the purchase of an aggregate of 3,357,313 common shares of Iberian at exercise prices in the range of CDN$0.10 to US$0.60 per common share. Following the closing of the proposed acquisition and upon issuance of a certificate of amalgamation by the Register of Companies for British Columbia, the options shall entitle the holders thereof to acquire an aggregate of 3,357,313 common shares of Petaquilla at the exercise prices provided under the current Iberian options.

The unaudited pro forma consolidated financial statements assume that the cost of the acquisition will comprise of the fair value of Petaquilla shares issued, based on the issuance of 44,635,255 Petaquilla shares at $0.66 per share for consideration of $29,459,269, 1,511,248 warrants, entitling holders to purchase 1,640,420 Petaquilla shares, with a fair value of $688,092, and 3,357,313 options, entitling holders to purchase 3,357,313 Petaquilla shares, with a fair value of $1,718,853 and $700,000 of transaction costs for a total purchase price of $32,566,214. A valuation date of July 25, 2011 was chosen for the share value using the previous 30-day volume weighted average share price. The resulting share value of $0.66 per share is an estimation and not necessarily indicative of the final considerations for the Amalgamation.

As Iberian is in the early stage of exploration and does not yet have any processes or outputs, the acquisition has been accounted for as a purchase of assets.

The difference between the purchase consideration and the adjusted book values of Iberian’s assets and liabilities has been preliminarily assigned to “Mineral properties”. The fair value of all identifiable assets and liabilities acquired will be determined effective as at a date of closing of the transaction. Therefore, the fair values of assets and liabilities acquired will vary from the amounts shown and the differences may be material.

2.	Acquisition of Iberian (cont’d)

The preliminary allocation of the estimated consideration transferred is subject to change and is summarized as follows:

Purchase price
44,635,255 common shares of Petaquilla	29,459,269
1,511,248 Iberian warrants entitling holders to purchase 1,640,420 Petaquilla shares	688,092
3,357,313 Iberian options entitling holders to purchase 3,357,313 Petaquilla shares	1,718,853
Transaction costs	700,000
Total purchase price	$32,566,214

Preliminary estimate of the allocation of purchase price
Net working capital	2,925,150
Mineral properties	39,311,176
Property, plant & equipment	3,571
Future income tax liabilities	(9,673,683)
Net identifiable assets of Iberian	$32,566,214

The estimated transaction costs are $0.7 million which are included in accounts payable and accrued liabilities in the consolidated pro forma balance sheet. The adjustment also includes the elimination the historical shareholders’ accounts of Iberian.

The future income tax liabilities arise on the difference between the fair value and the book value of the acquired net assets of Iberian. The future income tax liabilities have been determined using an estimated tax rate of 25% which represents the corporate income tax rate where the assets are located.

Based on the above Petaquilla shares shown in the purchase price calculation, a 10% depreciation or appreciation of Petaquilla’s stock price would result in an increase/decrease in the purchase price of $2,945,927.

The fair value of the options was estimated as of July 25, 2011 using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	Nil
Expected stock price volatility	91%
Risk-free interest rate	1.84%
Expected life of options	1.16 years

The fair value of the warrants was estimated as of July 25, 2011 using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	Nil
Expected stock price volatility	91%
Risk-free interest rate	1.56%
Expected life of options	2.01 years

2.	Acquisition of Iberian (cont’d)

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

3.	Pro forma adjustments

Pro forma adjustments to consolidated balance sheet

In addition to the adjustments described in Note 2 on the allocation of the consideration to the assets acquired, the unaudited pro forma consolidated balance sheet reflects certain transactions impacting Petaquilla, which have occurred since February 28, 2011. The following adjustments have been recorded as if they had occurred on February 28, 2011:

a)
Azuero Mining Development, S.A. (“Azuero”) is a 49% owned subsidiary of Petaquilla that owns Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”) via Vintage Mining Corp. (“Vintage Canada”). Azuero is consolidated in Petaquilla’s consolidated financial statements as a Variable Interest Entity (“VIE”). The remaining 51% of Azuero is owned by Fundacion CC (Panama) and Fundacion Celina (Panama) (together “51% ownership”) which are considered related parties to Petaquilla. This adjustment is to record the investment by Island Investments Holdings Ltd. (“Island”) on March 15, 2011 who subscribed for $0.6 million of common shares of Vintage Canada. This transaction resulted in a dilution gain of $0.7 million, an increase in cash of $0.6 million and a non-controlling interest relating to Island of $0.1 million in Petaquilla’s consolidated financial statements. The Company also recorded minority interest of $0.3 million relating to the 51% ownership of Azuero. As this adjustment occurred subsequent to the pro forma balance sheet date, the adjustment is applied only to the February 28, 2011 pro forma balance sheet. Accordingly the gain has been applied to the deficit.

b)
On April 12, 2011, Iberian, pursuant to a share exchange agreement dated March 18, 2011, completed the purchase of all of the issued and outstanding shares of Vintage Canada. As consideration, Iberian issued 12,721,362 common shares to the former shareholders of Vintage Canada and 1,272,138 stock options to the former option holders of Vintage Canada exercisable into one common share at an exercise price of CAD$0.10 per common share for a period expiring on February 28, 2016 of which Azuero received 8,523,312 shares of Iberian. Accordingly, Azuero deconsolidated Vintage Canada on April 12, 2011 and recorded its investment in Iberian of $5.1 million, a gain on disposal of Vintage Canada of $4.4 million, a decrease in cash of $0.6 million and a decrease in non-controlling interest of $0.1 million related to Island. The Company also recorded minority interest of $2.3 million relating to the 51% ownership of Azuero. As this adjustment occurred subsequent to the pro forma balance sheet date, the adjustment is applied only to the February 28, 2011 pro forma balance sheet. Accordingly the gain has been applied to the deficit.

c)
In connection with the proposed acquisition of Iberian described in Note 2, the transaction will result in Azuero receiving 11,080,306 shares of Petaquilla in exchange for the Iberian shares that Azuero holds. Such Petaquilla shares have been presented as “treasury shares” in the pro forma consolidated financial statements. The value of these shares will be increased along with minority interest by $1.1 million, which represents the increase in value that accrues to the 51% shareholders of Azuero.

4.	Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from the transaction described in Note 2 effective June 1, 2009.

Basic earnings per share

	Nine months
	ended	Year ended
	February 28,	May 31,
	2011	2010
Weighted average number of Petaquilla shares outstanding	156,821,635	107,740,441
Adjustment to reflect acquisition of Iberian (1)	39,205,906	39,205,906
Pro forma weighted average number of shares outstanding	196,027,541	146,946,347

Pro forma adjusted net loss	$(10,111,371)	$(27,421,410)
Pro forma adjusted net loss per share	$(0.05)	$(0.19)

(1) The 44,635,255 Petaquilla shares issued less 5,429,350 shares owned by Azuero (i.e. 49% of 8,523,312 x 1.3).

APPENDIX “F”

SUMMARY OF THE LOMERO-POYATOS PROPERTY

THE PROPERTY

Corporacion Recursos Iberia SL (“CRI”) acquired an interest in the historic Lomero-Poyatos project from the previous owner Recursos Metalicos SL (“RMSL”) and commissioned Behre Dolbear to prepare a preliminary geological model and mineral resource estimate of the Lomero-Poyatos deposit based on available historical data. Much of the historical data, including most of the drill-hole data, was generated by Cambridge Mineral Resources plc (“CMR”), a company that previously owned the property during the period 2001- 2007.

The Lomero-Poyatos mine produced about 2.6 Mt of pyrite ore, mostly by underground mining methods, for use as sulphuric acid feedstock, but has been closed for about 20 years. The site consists of a sealed vertical shaft and headgear that would need refurbishing, the Lomero open-pit mine to the east of the shaft and the Poyatos open-pit mine to the west of the shaft. It is likely that a Unified Environmental Authorisation (Autorización Ambiental Unificada - AAU) would be required prior to any significant re-development of the mine site.

LOCATION

The Lomero-Poyatos project is located at 37°48’N / 6°56’W in Huelva Province of the Autonomous Community of Andalucía in Southern Spain, about 500 km south of Madrid, 85 km north-west of Seville and 60 km north-east of the port of Huelva.

OWNERSHIP

In June 2001, the Provincial Government in Spain granted a consolidation of the 13 Operating Concessions totalling about 175 ha. at Lomero-Poyatos, offering a long term (60 years) security to any future development plans. CRI acquired the Lomero-Poyatos Concessions in a public offering in April 2010. Behre Dolbear has not carried out any legal due diligence on the validity, legality, ownership or constraints of the Lomero-Poyatos mineral Concessions or any agreements with related or third parties. Behre Dolbear has assumed that the process of establishing the exploitation rights and a Mining Permit does not affect the likely viability of the mineral assets nor the estimation and classification of the Mineral Resources as reported herein.

GEOLOGY AND MINERALIZATION

The Lomero-Poyatos project is located in the north-east part of the Spanish/Portuguese (Iberian) pyrite belt which extends about 230 km between Seville in the east (in southern Spain) and the Atlantic coast near Lisbon in the west (in Portugal). Lomero-Poyatos is a poly-metallic, massive-sulphide deposit that is located on the northern limb of the San Telmo anticline, which is an E-W trending fold structure adjacent to a major thrust fault. The deposit has an ENE (075°) strike and dips about 35°N. At the surface there are two separate orebodies - Lomero (east) and Poyatos (west) - that combine at depth to form a single deposit 900 metres in strike length. The average thickness of massive sulphide, based on drill-hole intersections, is about 7.5m, although the maximum thickness of massive sulphide exceeds 20m. The mineralisation is known to extend at least 500m down dip.

The mineral assemblage consists of pyrite, tenantite, sphalerite, galena, chalcopyrite, minor arsenopyrite, barite, pyrrhotite and gold. There are some hematite-magnetite-rich bands.

EXPLORATION CONCEPT

CRI, the present owner of the Lomero-Poyatos project, has not carried out any exploration of the property. All the available data is derived from the work carried out by the previous owners, particularly CMR. Exploration during CMR’s tenure included about 10,000m of drilling, 1,100m of trenching, detailed geological studies, metallurgical test work, resource evaluation and electromagnetic and gravity surveys. Resource modelling and assessment ranged from high-tonnage/low-grade open-pit development to high-grade/lower tonnage underground mining development options.

STATUS OF EXPLORATION

The Lomero-Poyatos deposit is still at the exploration stage and the mineral resource estimate is based on relatively wide-spaced drilling. Therefore, the mineral resource is categorised as an Inferred Mineral Resource. However, as stressed in this Independent Technical Report, resources that are not ore reserves do not have demonstrated economic viability and an Inferred Mineral Resources may not be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Until these Inferred Mineral Resources are upgraded to at least Indicated Mineral Resource category, the Inferred Mineral Resource estimate should not be included as part of any economic appraisal for NI 43-101 reporting purposes.

Recent (April, 2011) work carried out at the University of Madrid showed that the deposit contains at least three different ore types as follows:

  Cupriferous Ore typically assaying 1.0% to 1.5% Cu with gold credits but with no Pb, Zn or Ag.

  Arsenic/Pyrite Ore containing gold credits only.

  Massive sulphide Ore containing all three base-metals, with silver associated with lead and gold associated with sulphides, and some free gold.

Consequently, these three different ore types may require at least three different processing flow-sheets.

DEVELOPMENT AND OPERATIONS

The approximate size of the Lomero-Poyatos deposit, based mainly on the CMR drill-hole data, has been estimated by three independent consultants in the past nine years. The results are summarised below as two separate scenarios, namely open-pit and underground.

Open-pit Scenario:

  SRK (2002) Inferred Mineral Resource: at a €50 value cut-off = 20.6 Mt at 3.1 g/t Au, 69.9 g/t Ag, 3.3% Zn, 1.2% Cu, 1.2% Pb. Containing 2.1 Moz Au.

  Gemcom (2010) Inferred Mineral Resource: at 1 g/t Au cut-off grade = 20.9 Mt at 3.08 g/t Au, 62.38 g/t Ag, 2.5% Zn, 0.7% Cu, 0.7% Pb. Containing 2.07 Moz Au.

This scenario does not look practical due to the great depth (>250 m) and the huge waste:ore ratio (>50:1) involved in open-pit mining below the existing underground workings.

Underground Scenario:

  SRK (2002) Indicated Mineral Resource: at €70 value cut-off = 1.85 Mt at 3.4 g/t Au, 52 g/t Ag, 0.8% Cu, 1.4% Pb, 2.3% Zn. Containing 0.203 Moz Au.

  WAl (2006) Indicated Mineral Resource: at 1.5 g/t Au cut-off = 3.71 Mt at 3.26 g/t Au, 27.9 g/t Ag, 0.87% Cu, 1.16% Pb, 1.57% Zn. Containing 0.39 Moz Au.

  Gemcom (2011) Inferred Mineral Resource: at 1 g/t Au cut-off = 6.07 Mt at 4.25 g/t Au, 88.74 g/t Ag. Containing 0.83 Moz Au.

THE QUALIFIED PERSON’S CONCLUSIONS AND RECOMMENDATIONS

It is Behre Dolbear’s opinion that:

As a consequence of the mineral diversity, the geological and mineralogical domains need to be defined so as to provide separate tonnage and grade estimates for each of the ore types. Carefully selected and representative metallurgical samples need to be extracted from each of these ore type domains for metallurgical testing. In addition, further validation of the nature and distribution of the Au, Ag, Cu, Pb, Zn mineralisation is required, in order that the Inferred Mineral Resources can be upgraded.

The Mineral Resource estimates were based on assumptions made about the specific gravity of the main mineralised rock types and it is strongly recommended that studies of the specific gravity be undertaken to enable the Inferred Mineral Resources to be upgraded to Indicated and Measured Mineral Resource categories.

Behre Dolbear carried out a preliminary valuation of the Lomero-Poyatos deposit based on; published average global stock market valuations per ounce of in-situ gold resources; and value from a comparable acquisition transaction. Taking the average of these two estimates, assuming equal weightings for each, Behre Dolbear conclude that an appropriate current value for the Lomero-Poyatos project is $53.5 million.

It is recommended that additional drilling (totalling 20,000m) be carried out, including some duplicate drill-holes, twinning selected surveyed historical holes, in order to cross-correlate the historical data with confirmatory data and some additional drill-holes to better define the physical extent of the deposit at depth and along strike.

It is proposed to achieve this in two stages: as a Stage 1 drilling programme and scoping study at an estimated cost of €6 million; and a stage 2 pre-feasibility study with further drilling and test-work at an estimated cost of €7 million.

Any questions and requests for assistance may be directed to the Proxy Solicitation Agent:

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M5X 1E2

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